Exhibit 99.1

EXCERPTS FROM THE PRELIMINARY OFFERING MEMORANDUM, DATED MAY 17, 2021

CERTAIN DEFINITIONS

As used in this offering memorandum, unless otherwise specified or the context otherwise requires, references to:

•

“contract sales” represents the total amount of VOI products under purchase agreements signed during the period where we have received a down payment of at least 10 percent of the contract price. Contract sales is not a recognized term under U.S. GAAP, and should not be considered in isolation or as an alternative to timeshare sales, net, or any other comparable operating measure derived in accordance with U.S. GAAP. For a reconciliation of contract sales to sales of VOIs, net, which we believe is the most closely comparable U.S. GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Real Estate”;

•	“developed” refers to VOI inventory sourced from projects developed by HGV;

•	“fee-for-service” refers to VOI inventory we sell and manage on behalf of third-party developers;

•

“Hilton” refers to Hilton Worldwide Holdings Inc. and its consolidated subsidiaries, and references to “Hilton Parent” or “Parent” refer only to Hilton Worldwide Holdings Inc., exclusive of its subsidiaries;

•	“Hilton Grand Vacations,” “HGV,” “we,” “our,” “us,” “the Company” and “our company” refer to Hilton Grand Vacations Inc. and its consolidated subsidiaries;

•	“just-in-time” refers to VOI inventory sourced in transactions that are designed to closely correlate the timing of the acquisition with our sale of that inventory to purchasers;

•	“owned inventory” refers to our developed and just-in-time VOI inventory;

•	“Spin-Off” refers to the tax-free spin-off of HGV from Hilton completed on January 3, 2017; and

•	“VOI” refers to vacation ownership intervals.

Summary

OUR COMPANY

Hilton Grand Vacations is a timeshare company that markets and sells vacation ownership intervals (“VOIs”), manages resorts in top leisure and urban destinations and operates a points-based vacation exchange program. As of March 31, 2021, we have 62 managed properties representing 499,616 VOIs, that are primarily located in vacation destinations such as Orlando, Las Vegas, the Hawaiian Islands, New York City, Washington D.C., South Carolina, Barbados and Mexico and feature spacious, condominium-style accommodations with superior amenities and quality service. As of March 31, 2021, we had approximately 328,000 Hilton Grand Vacations Club and Hilton Club (collectively the “HGV Club”) members. HGV Club members have the flexibility to exchange their VOIs for stays at other Hilton Grand Vacations resorts or properties in the Hilton system of 18 industry-leading brands across approximately 6,400 properties, as well as numerous experiential vacation options, such as cruises and guided tours.

Our compelling VOI product allows customers to advance purchase a lifetime of vacations. Because our VOI owners generally purchase only the vacation time they intend to use each year, they are able to efficiently split the full cost of owning and maintaining a vacation residence with other owners. Our customers also benefit from the high-quality amenities and service at our Hilton-branded resorts. Furthermore, our points-based reservation platform offers members tremendous flexibility, enabling us to more effectively adapt to their changing vacation needs over time. Building on the strength of that platform, we continuously seek new ways to add value to our HGV Club membership, including enhanced product offerings, greater geographic distribution, broader exchange networks and further technological innovation, all of which drive better, more personalized vacation experiences and guest satisfaction.

As innovators in the timeshare business, we continually seek to enhance our inventory strategy by developing an optimal inventory mix focused on developed properties as well as fee-for-service and just-in-time agreements to sell VOIs on behalf of or acquired from third-party developers.

We operate our business across two segments: (1) real estate sales and financing and (2) resort operations and club management. For more information regarding our segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations –HGV”, and Note 22: Business Segments in our audited consolidated financial statements and Note 18: Business Segments in our unaudited condensed consolidated financial statements, each included in this offering memorandum.

Our real estate sales and financing segment primarily generates revenue from:

•

VOI Sales—We sell our owned inventory and, through our fee-for-service agreements, we sell VOIs on behalf of third-party developers using the Hilton Grand Vacations brand in exchange for sales, marketing and brand fees. Under these fee-for-service agreements, we earn commission fees based on a percentage of total interval sales.

•

Financing—We provide consumer financing, which includes interest income generated from the origination of consumer loans to members to finance their purchase of VOIs owned by us. We also generate fee revenue from servicing the loans provided by third-party developers to purchasers of their VOIs.

Our resort operations and club management segment primarily generates revenue from:

•

Resort Management—Our resort management services primarily consist of operating properties under management agreements for the benefit of homeowners’ association (“HOA”s) of VOI owners at both our resorts and those developed by third parties. Our management agreements with HOAs provide for a cost-plus management fee, which means we generally earn a fee equal to 10 percent to 15 percent of the costs to operate the applicable resort.

•	Club Management—We manage the HGV Club and receive activation fees, annual dues and transaction fees from member exchanges for other vacation products.

•

Rental of Available Inventory—We generate rental revenue from unit rentals of unsold inventory and inventory made available due to ownership exchanges through the HGV Club programs. This allows us to utilize otherwise unoccupied inventory to generate additional revenues. We also earn fee revenue from the rental of inventory owned by third parties as well as revenue from retail and spa outlets at our timeshare properties.

Other than the United States, there were no countries that individually represented more than 10 percent of total revenues for the year ended December 31, 2020.

In the twelve months ended March 31, 2021 and the years ended December 31, 2020, 2019 and 2018, HGV had approximately 88,000, 127,000, 383,000 and 358,000 tours, respectively. In the twelve months ended March 31, 2021 and the years ended December 31, 2020, 2019 and 2018, HGV had approximately 328,000, 328,000, 326,000 and 309,000 owners, respectively. In the twelve months ended March 31, 2021 and the years ended December 31, 2020, 2019 and 2018, HGV had VPG of approximately $4,647, $3,889, $3,518 and $3,743, respectively. In the twelve months ended March 31, 2021 and the years ended December 31, 2020, 2019 and 2018, HGV had default rates of 6.6%, 6.3%, 5.1% and 4.7%, respectively.

Diamond Overview

Diamond Resorts International, Inc. and its subsidiaries, including Diamond Resorts Corporation, are a global leader in the hospitality industry and the largest, independent-branded vacation ownership company that markets and sells vacation ownership interests, manages resorts and multi-resort trusts (the “Diamond Collections”) in key vacation destinations, and operates points-based vacation clubs. Diamond’s portfolio consists of 110 properties it manages, or included in one of its Diamond Collections, representing approximately 14,198 units. In addition, Diamond’s global resort network includes 229 affiliated resorts and hotels (which Diamond does not manage and do not carry its brand, but are a part of Diamond’s exchange network). Through its innovative and extensive distribution network, Diamond sells a points-based VOI product, which allows its owners to travel to 339 vacation destinations located in 34 countries throughout the world, including key leisure destinations such as Orlando, Las Vegas, the Hawaiian Islands, Mexico, and Europe.

We believe Diamond is unique within the vacation ownership industry in its infusion of hospitality and experiences through the full life cycle of an owner or member’s relationship with Diamond and its properties. Diamond’s marketing has increasingly emphasized unique experiences to generate new customers and repeat business through Diamond’s innovative Events of a Lifetime, Diamond Resorts Concert Series, Diamond Dream Holidays, and related programs. These drive high quality leads to its hospitality focused sales processes.

Hospitality and unique experiences are offered during property stays, and Diamond continuously creates new and attractive offerings both pre- and post-stay for its members. Existing members are also offered additional unique experiences and the opportunity to enhance and upgrade their memberships. In this way Diamond is able to realize substantial lifetime value both from and for its members – often significantly in excess of their initial purchases.

Diamond’s flexible VOI product allows customers to purchase a lifetime of experiences. Diamond’s members receive an annual or biennial allotment of points and, depending on the number of points purchased, can use these points to stay at destinations within Diamond’s network of resort properties while maintaining flexibility relating to the location, season and duration of their vacation. Diamond’s points-based product also allows its owners to redeem their annual points for numerous alternative experiential vacation options, such as cruises or guided tours. Diamond seeks to continuously improve its value proposition to its existing owners or new customers by enhancing its product offerings, expanding the geographic diversity of its resort network, and providing best-in-class customer service.

Diamond’s operations consist of two interrelated businesses: (i) Vacation interests sales and financing, which includes the marketing and sale of VOIs and consumer financing for purchasers of VOIs; and (ii) hospitality and management services, which includes management of resort properties and trusts, operation of the Diamond Clubs and resort amenities, and the provision of other hospitality and management services.

In the twelve months ended March 31, 2021 and the years ended December 31, 2020, 2019 and 2018, Diamond had approximately 93,000, 111,000, 280,000 and 269,000 tours, respectively. In the twelve months ended March 31, 2021 and the years ended December 31, 2020, 2019 and 2018, Diamond had approximately 383,000, 386,000, 399,000 and 413,000 owners, respectively. In the twelve months ended March 31, 2021 and the years ended December 31, 2020, 2019 and 2018, Diamond had VPG of approximately $4,687, $4,266, $3,331 and $3,162, respectively. In the twelve months ended March 31, 2021 and the years ended December 31, 2020, 2019 and 2018, Diamond had default rates of 16.0%, 22.1%, 18.0% and 17.6%, respectively.

Combined Company Business Segment Overview

We will operate the pro forma combined company business across two segments:

Real Estate Sales & Financing. Within this segment, we will:

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Market and sell fee-simple VOIs developed both by us or by third parties, and source VOIs through fee-for-service agreements with third-party developers. We will also sell points-based VOI, permitting members to maintain flexibility.

•	Provide consumer financing, which includes interest income generated from the origination of consumer loans to customers to finance their purchase of VOIs and revenue from servicing the loans.

Resort Operations & Club Management. Within this segment, we will:

•	Earn revenues from Club activation fees, annual dues and transaction fees from member exchanges.

•	Provide day-to-day management services, including housekeeping services, maintenance and certain accounting and administrative services for HOAs, for which we receive recurring management fees.

•	Rent unsold VOI inventory, third-party inventory and inventory made available due to ownership exchanges through Club programs.

TRANSACTION OVERVIEW

On March 10, 2021, we announced the pending acquisition of Dakota Holdings, Inc. (“Diamond”), a Delaware corporation that is controlled by investment funds and vehicles managed by affiliates of Apollo Global Management Inc. (“Apollo”). Pursuant to an Agreement and Plan of Merger, dated as of March 10, 2021 (the “Merger Agreement”), by and among HGV Parent, the Issuer, Diamond, and certain stockholders of Diamond. Pursuant to the Merger Agreement, subject to customary closing conditions, Diamond, which indirectly owns all of the interests in Diamond Resorts International, Inc., will merge with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving entity after the Merger and Apollo will receive common stock in HGV Parent equal to approximately 28% of HGV Parent’s outstanding common stock after giving effect to such transaction, subject to adjustments under the Merger Agreement (we refer to the transactions described in this sentence collectively as the “Acquisition”). In connection with the Acquisition, HGV’s Board of Directors will be expanded from 7 to 9 members, and Apollo will have the right to appoint two directors as long as their equity ownership remains at or above 15% of the outstanding stock at closing and one director as long as their equity ownership remains at or above 10% of the outstanding stock at closing.

The Acquisition will combine the strength of HGV’s brand and culture with Diamond, the largest independent timeshare operator. Diamond’s 92 leisure resorts and nearly 400,000 owners uniquely complement HGV’s 62 upscale and luxury properties and nearly 330,000 owners. We believe the combination will create the premier vacation ownership company with a broad chain scale offering, encompassing 154 resort properties, 48 sales centers and over 720,000 owners. The Acquisition will expand and diversify our resort portfolio into over 20 new markets, adding additional drive-to destinations & sales centers while enhancing alignment with the Hilton network to widen customer reach.

We intend to use the net proceeds of this offering, together with cash on hand and the borrowing of $1,300 million under our Term Loan Facility (as defined below), to refinance certain of our and Diamond’s outstanding indebtedness in connection with the Acquisition. In this offering memorandum, we refer to the Acquisition, the entry into and borrowings under the Term Loan Facility, the amendment of our Revolving Credit Facility (as defined below) and the offering of notes contemplated hereby and the use of proceeds from the Term Loan Facility and the issuance of the Notes, together with the payment of fees and expenses in connection therewith, collectively, as the “Transactions.” See “—Transactions.”

On a pro forma combined basis after giving effect to the Transactions, our net loss for the twelve months ended March 31, 2021 would have been $(346) million and our Pro Forma Adjusted EBITDA would have been $433 million. For an explanation of how we calculate Pro Forma Adjusted EBITDA, see “—Summary Pro Forma Financial Information.”

STRATEGIC RATIONALE

We believe the Acquisition of Diamond presents a transformational opportunity for our Company and positions us to capitalize on anticipated leisure travel recovery. The Acquisition is expected to provide the following strategic benefits:

Enables significant value creation from scale. The combination of HGV and Diamond will create the largest independent timeshare company with HGV’s strong brand and culture, creating the premier vacation ownership company with a broad chain scale offering. The Acquisition will expand and diversify HGV’s resort portfolio into over 20 new markets and the combined company will have over 720,000 owners, 154 resorts and 48 sales centers.

Diversifies HGV’s portfolio. The Acquisition of Diamond doubles the number of vacation options for the combined owner base and adds additional drive-to destinations and allows HGV to leverage the Hilton network to widen customer reach. Diamond’s complementary footprint will bolster HGV’s strong network of beach, attraction-based, and urban markets, while adding new regional drive-to destinations in outdoor, desert and ski locations. The combined company will offer a broader range of pricing and product options which will widen our customer reach, enhancing alignment with the 112 million Hilton Honors members.

Broad chain scale offering

1)	Illustrative chain scale positioning.

Accelerates launch of HGV-branded trust product offering. We expect to rebrand Diamond’s properties over time to drive revenue growth in a new customer segment. Combining HGV’s points-based deeded product with Diamond’s points-based trust structure will allow the combined company to cater to a wider audience, attract more new buyers and drive incremental growth in a capital-efficient manner. HGV’s deeded product provides premium pricing, inventory sourcing flexibility, and the ability to pre-sell projects to support strong project-level cash flow, while giving buyers and owners the value of guaranteed availability. We believe the introduction of a trust product will allow for lower barriers to ownership, reduced inventory delivery volatility and inventory recycling, enabling smoother sales and upgrades while providing buyers and owners network and pricing flexibility. We expect to integrate Diamond’s innovative Events of a Lifetime experiential sales and marketing platform that drives strong engagement and Volume Per Guest (“VPG”) premiums with HGV’s owner base.

Significant potential cost savings. We expect the Acquisition will result in approximately $125 million in potential annual run-rate cost savings by 24 months following consummation of the Acquisition. We also anticipate generating significant future revenue savings opportunities.

Compelling financial benefits. We believe the Acquisition will increase our recurring EBITDA streams and drive overall cash flow. We believe the combined company will generate strong steady-state adjusted free cash flow conversion of approximately 50-60%, driven by the realization of cost savings, significant inventory pipeline, acquired inventory and reduced long-term inventory spending. We believe the addition of new owners embeds additional value for the company over the life of their ownership. It is expected that Segment Adjusted EBITDA from recurring sources, including Club membership fees, property management fees and financing fees, will increase following the Acquisition, as compared to HGV on a standalone basis.

Compelling valuation and deal structure facilitate financial flexibility and deleveraging. Significant cash flow generation is expected to allow for deleveraging. After giving effect to the Transactions, on a pro forma basis as of March 31, 2021, our liquidity would have been approximately $976 million, comprised of $260 million in cash and cash equivalents and $456 million of borrowing capacity under our Revolving Credit Facility (after giving effect to approximately $1 million of outstanding letters of credit), as well as nearly $300 million of receivables eligible for securitization and the opportunity for capital market efficiencies from the increased scale of the combined company’s ABS platform.

VACATION OWNERSHIP INDUSTRY OVERVIEW

The vacation ownership industry enables customers to share ownership and use of fully furnished vacation accommodations. Typically, a purchaser acquires an interest (known as a “vacation ownership interest” or a “VOI”) that is either a real estate ownership interest (known as a “timeshare estate”) or a contractual right-to-use interest (known as a “timeshare license”) in a single resort or a collection of resort properties. In the United States, most vacation ownership products are sold as timeshare estates, which can be structured in a variety of ways, including, but not limited to, a deeded real estate interest in a specified accommodation unit, an undivided interest in a building or an entire resort, or a beneficial interest in a trust that owns one or more resort properties. For many purchasers, vacation ownership provides an attractive alternative to traditional lodging accommodations (such as hotels, resorts and condominium rentals). In addition to avoiding the volatility in room rates to which traditional lodging customers are subject, vacation ownership purchasers also enjoy accommodations that typically offer more spacious floor plans and residential features, such as living rooms, multiple bedrooms, in-unit washers and dryers, and fully equipped kitchens and dining areas. The weighted average timeshare unit size in North America in 2020 was approximately 1,030 square feet, and 61% of units had at least 2 bedrooms. Compared to traditional second-home ownership, the key advantages of vacation ownership products typically include a lower up-front acquisition cost and annual maintenance expenses, resort-style amenities such as swimming pools or fitness facilities, and the infrastructure to exchange annual usage rights to facilitate vacationing at different destinations.

The timeshare industry is one of the fastest growing segments of the global travel and tourism sector. VOI sales have grown 775% over the last 30 years, representing a compound annual growth rate of 7%, with approximately 9.9 million U.S. households owning one or more types of a VOI product at the end of 2019. We believe this growth has been driven by product innovation, geographic expansion, greater consumer awareness of the value proposition of vacation ownership, and the entrance of globally recognized lodging and entertainment companies into the vacation ownership industry. At inception, timeshare products were largely limited to a fixed or floating week, whereby a customer would purchase rights to use the same property each year, typically at the same time each year. The industry has since evolved to better meet consumer demands, offering more flexible products, such as membership in multi-property networks or clubs. Additionally, product locations have expanded beyond traditional resort markets to include urban and international destinations.

Positive macroeconomic trends including increased discretionary income, improving consumer confidence and increased leisure spending, have also fueled the industry’s growth. Total VOI sales in 2019 totaled $10.5 billion, approximating sales levels in 2007, demonstrating the continued opportunity for VOI sales growth.

The COVID-19 pandemic that started in early 2020 significantly negatively impacted the hospitality, travel and leisure industries due to various mandates and orders to close non-essential businesses, impose travel restrictions, require “stay-at-home” and/or self-quarantine, and require similar actions. Such restrictions and directives have resulted in cancellations and significant reductions in travel around the world and caused various other negative global economic conditions. With the anticipated continuation of the pandemic receding, as well as COVID-19 vaccinations becoming more widespread, such mandates and orders have continued to ease, resulting in consumer confidence increasing to resume normal activities, including travel and leisure, and more businesses to continue to resume operations. While we hope that conditions in the hospitality and travel industries continue to improve, there remains significant uncertainty as to the degree of continuing impact and duration of the conditions stemming from the ongoing pandemic on the timeshare industry. See “Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic and related events, including the various measures implemented or adopted to respond to the pandemic and the global economic downturn, have had, and will likely continue to have, a material adverse effect on our business, financial condition and results of operations for the foreseeable future.”

COMPETITIVE STRENGTHS OF THE PRO FORMA BUSINESS

Industry Leading Diverse Portfolio and Owner Network. The Acquisition will combine the largest independent timeshare company with HGV’s strong brand and culture, creating the premier vacation ownership company with a broad chain scale offering. HGV offers world-class hospitality with the strength of the trusted Hilton brand, with 62 upper upscale and luxury properties in premier resort destinations as well as a proven track record of net owner growth (“NOG”) and industry-leading VPG and margins. As the largest timeshare operator with no hotel brand affiliation, Diamond has an extensive network of 92 leisure resorts across the globe, with strong regional drive-to market exposure and complementary upscale range. The Acquisition will double the number of vacation options for the combined owner base and Diamond’s complementary footprint will bolster HGV’s strong network of beach, attraction-based, and urban markets, while adding new regional drive-to destinations in outdoor, desert and ski locations. The combined company will have over 720,000 owners, 154 resorts and 48 sales centers.

In addition to more properties in more places, combining HGV’s deeded product with Diamond’s points-based trust structure will allow the combined company to cater to a wider audience, attract more new buyers and drive incremental growth in a capital-efficient manner. HGV’s deeded product provides premium pricing, inventory sourcing flexibility, and the ability to pre-sell projects to support strong project-level cash flow, while giving buyers and owners the value of guaranteed availability. We believe the introduction of a trust product allows for lower barriers to ownership, reduced inventory delivery volatility and inventory recycling, enabling smoother sales and upgrades while providing buyers and owners network and pricing flexibility.

The combined company will also integrate Diamond’s innovative Events of a Lifetime experiential sales and marketing platform that drives strong engagement and VPG premiums with HGV’s owner base.

Diversified Earnings Profile. The combined company will have a diversified earnings profile with increased contribution from recurring and fee-based earnings. NOG generates several high margin, recurring revenue streams, including Club membership fees, property management fees and financing fees. New buyers and owner upgrades further grow these fee streams and create a multiplier effect. Despite COVID-19, owner upgrade sales continue to be a durable and predictable source of earnings. It is expected that Segment Adjusted EBITDA from recurring sources, including Club membership fees, property management fees and financing fees, will increase following the Acquisition, as compared to HGV on a standalone basis.

Broadened Addressable Market. The combined company will offer a broader range of pricing and product options, widening customer reach and enhancing alignment with the 112 million Hilton Honors members. Diamond’s 75th percentile price point of $34 thousand per week sits just below HGV’s 25th percentile price point of $39 thousand per week. We believe the wider range of available price points will enhance the value proposition for more demographics, expanding the combined company’s core market by approximately 34% as compared to HGV’s core market on a standalone basis, from approximately 41 million U.S. householders between the ages of 25 and 74 to 55 million, at a broader range of household income levels. Moreover, we believe the addition of Diamond’s points-based trust structure will cater to a wider audience, attract more new buyers by lowering barriers to ownership, while providing buyers and owners network and pricing flexibility.

1)	Figures unweighted by room type.
2)	Represents the list prices for one week of vacation ownership for the 25th, 50th, and 75th percentiles of the pro forma combined portfolio.
3)	Selected Characteristics of Households by Total Money Income in 2019. US Census Bureau, Current Population Survey, 2020 ASEC Supplement.

Significant Potential Cost Savings from Strategic Combination. We believe the Acquisition is expected to unlock significant potential revenue and cost savings. We believe that more products (including the addition of a branded trust product, expanded chain scale, broader price coverage and more experiential offerings), more places (through the expansion of our regional network, high NOG and additional HGV owner sales) and more owners (through the activation of the Diamond owner base by the HGV brand, complimented by the activation of the HGV owner base by Diamond’s experiential platform) provide significant opportunities for revenue lift with respect to both new buyers and existing owners of both HGV and Diamond, as well as Diamond rental performance. In addition, we believe the Acquisition will result in approximately $125 million in potential annual run-rate cost savings from general and administrative, operational and financial efficiencies by 24 months following the consummation of the Acquisition. We also expect to realize incremental standalone cost reductions in HGV’s business.

Attractive Free Cash Flow Profile. The Acquisition is expected to increase recurring EBITDA streams and drive overall cash flow. We believe the combined company will generate strong steady-state adjusted free cash flow conversion of approximately 50-60%, driven by realization of cost savings, significant inventory pipeline, acquired inventory and reduced long-term inventory spending. Adding new owners has the potential to embed additional value for the combined company over the life of their ownership.

Strong and Flexible Balance Sheet. The Acquisition is expected to result in a strong and flexible balance sheet to support the business. After giving effect to the Transactions, on a pro forma basis as of March 31, 2021, our liquidity would have been approximately $976 million, comprised of approximately $260 million in cash and cash equivalents and $456 million of borrowing capacity under our Revolving Credit Facility (after giving effect to approximately $1 million of outstanding letters of credit), as well as nearly $300 million of receivables eligible for securitization and the opportunity for capital market efficiencies from the increased scale of the combined company’s ABS platform. We believe the combined business has the potential to generate significant cash flow generation is expected to allow for rapid deleveraging.

Experienced Management Team. Our experienced management team is headed by Mark D. Wang, our President and Chief Executive Officer, who has led Hilton’s global timeshare operations since 2008. Mr. Wang has over 35 years of experience in the timeshare industry. With this experience, our management team has created a lean and nimble organizational structure, which allows us to respond quickly and effectively to opportunities and dynamic market conditions. By fostering a culture with a strong focus on execution and operational effectiveness, management empowers our employees to respond to our members’ and guests’ needs and provide each of them with a unique and memorable experience.

STRATEGIES OF THE COMBINED BUSINESS

Following the closing of the Acquisition, we plan to execute on the following strategies:

Grow Vacation Sales. The combined company plans to continue growing contract sales by pursuing a balanced mix of sales to new and existing members. We expect to drive growth by enhancing the value of Club membership and expanding HGV’s highly effective sales distribution model, leveraging the complementary activation of the Diamond owner base by the HGV brand and activation of the HGV owner base by Diamond’s experiential platform, as well as tapping into Diamond’s four years of excess developed inventory available for sale. We believe HGV is well-positioned despite COVID-19 disruptions, due to factors including properties conducive to social distancing, low observed price elasticity, limited exposure to volatility in asset values, limited maintenance capital expenditures, minimal focus on rental income and dedicated focus on leisure travelers. As a result, we believe the combined company is well-positioned to capitalize on anticipated leisure travel recovery.

Grow Our Member Base. The combined company will continue to use HGV’s relationship with Hilton to target new, brand-loyal members, as well as leveraging a wider range of price points and product offerings to expand the demographics of our member base. Net owner growth supports strong future sales growth, as a significant portion of our member base buys additional VOI products, which expands our predictable, recurring fee-based resort and Club management business.

Continue to Enhance Member Experiences. We are continuously seeking new ways to add value to our Club membership, including expanding our vacation options and destinations, in-market and travel-related discounts, travel exchange partners and providing access to a growing network of new Hilton-branded hotels and resorts. The combined company will continue to build off of its expanded and diversified resort portfolio, and will integrate Diamond’s innovative Events of a Lifetime experiential sales and marketing platform. Our employees also are an important part of the vacation experiences of our members and will continue to enhance these experiences by providing HGV’s signature high-quality customer service. We believe the dedicated service of our employees, vacation experiences and Club value we offer our members foster loyalty and generate significant repeat business through our most cost-effective marketing channel.

Optimize Our Sales Mix of Capital-efficient Inventory. We believe that optimizing the combined company’s mix of capital-efficient and owned inventory sales will drive premium top line growth, cash flow generation and returns on invested capital. We also intend to take advantage of the combined company’s robust deal pipeline fueled by existing and new relationships with third-party developers for a full range of fee-for-service and just-in-time projects. We plan to maintain a disciplined approach to capital allocation, while strategically pursuing acquisitions and development of owned inventory in key markets.

Pursue Opportunistic Business Ventures. Despite recent consolidation, the timeshare industry remains fragmented. We will continue to evaluate market opportunities and consider additional strategic acquisitions in the future that meet our high product and service standards. This could include corporate and property acquisitions to expand our inventory options and distribution capabilities. We also intend to use our relationship with Hilton and third-party developers as well as our innovative platform and industry experience to create new products and additional efficiencies.

RECENT EVENTS RELATED TO THE COVID-19 PANDEMIC AND IMPACT ON OUR BUSINESS

In March 2020, a National Public Health Emergency was declared in response to the coronavirus, known as COVID-19. As a result, many local, county and state government officials have issued, and continue to issue or reinstate, various mandates and orders to close non-essential businesses, impose travel restrictions, and require “stay-at-home” and/or self-quarantine in certain cases, all in an effort to protect the health and safety of individuals and aimed at slowing and ultimately stopping the spread and transmission of the virus. Accordingly, commencing in March 2020, we and Diamond started to temporarily close substantially all properties and suspended U.S. sales operations and closed such sales offices. In the second quarter of 2020, we and Diamond each began a phased reopening of resorts and resumption of our business activities, but under new operating guidelines and with safety measures. With the anticipated gradual receding of the pandemic, as well as COVID-19 vaccinations becoming more widespread and various restrictions continuing to ease, consumers have started to resume normal activities, including travel and leisure, and more businesses have commenced resuming operations. We plan to continue to reopen our resorts and resume our normal business as conditions permit, but there can be no assurance that such positive trends will continue or that there will not be any increases of new infections or new variants that may impede or reverse recovery and such positive trends.

In response to the impact of the COVID-19 pandemic, we took a variety of actions to ensure the continuity of our business and operations and to secure our liquidity position to provide financial flexibility. These actions include amending certain financial covenant ratios through the third quarter of 2021, as may be needed due to the ongoing and uncertain future impact of the COVID-19 pandemic on our business and operations.

The temporary closure of resorts and sales centers, and the related suspensions of operations, as well as various travel and other restrictions, expectedly have had a materially adverse impact on our and Diamond’s revenues, net (loss) income and other operating results during the first quarter, as well as our and Diamond’s business and operations generally, as more fully discussed elsewhere in this offering memorandum and in the documents incorporated by reference herein. As discussed in further detail in the “Management’s Discussion and Analysis and Results of Operations” sections herein, substantially all of the unfavorable changes in our and Diamond’s operating results during the year ended December 31, 2020 and the quarter ended March 31, 2021 as compared to prior periods were a result of the ongoing impact of the COVID-19 pandemic on travel demand.

The COVID-19 pandemic has created an unprecedented and challenging time. Our current focus is on continuing to position the Company to be in a sound position from an operational, liquidity, credit access, and compliance perspective for a strong recovery when the impact of COVID-19 subsides. We have taken several steps to enhance our liquidity and provide financial flexibility. We will continue to assess the evolving COVID-19 pandemic, including the various restrictions on travel, leisure and other activities, and general business operations, and will take additional actions as appropriate.

As of March 31, 2021, approximately 80 percent of our resorts and nearly all of our sales centers are open and currently operating. However, some of our resorts and sales centers are operating in markets with capacity constraints and various safety measures, which are impacting consumer demand for resorts in those markets. Prior to reopening our resorts and sales centers, we introduced the HGV Enhanced Care Guidelines, designed to provide owners, guests and team members with the highest level of cleaning protocols and safety standards recommended by the Center for Disease Control and Prevention and cleaning solutions approved by the Environmental Protection Agency in response to the COVID-19 pandemic. Since late May 2020, Diamond has re-opened the majority of its North American portfolio properties and onsite sales centers, albeit at reduced capacity levels and revenue has not returned to pre-COVID-19 levels. Diamond implemented and trained team members on the “Diamond Standard of Clean.”

While we plan to continue to reopen our resorts and resume our business as conditions and applicable rules and regulations permit, the pandemic continues to be unprecedented and rapidly changing, and has unknown duration and severity. Further, despite the recent receding of travel and other restrictions in regions and locations where we have a significant concentration of our properties and units and other positive trends with the pandemic, the pandemic continues to adversely impact consumer demand for our resorts in those areas and our business in general. Moreover, there can be no assurance those positive trends will continue.

Accordingly, there remains significant uncertainty as to the continuing degree of impact and duration of the conditions stemming from the ongoing pandemic on our and Diamond’s revenues, net income and other operating results, as well as our and Diamond’s business and operations generally.

TRANSACTIONS

The Acquisition

On March 10, 2021, the Issuer entered into the Merger Agreement with HGV Parent, Diamond, which indirectly owns all of the interests in Diamond Resorts International, Inc., and certain stockholders of Diamond. The Merger Agreement provides that we will acquire Diamond in a series of transactions. After the completion of the Acquisition, Diamond will cease to exist as a separate company and all of its assets and liabilities will be assumed by the Issuer, the surviving entity of the Merger, and the Issuer will continue to be a wholly-owned subsidiary of HGV Parent.

Upon consummation of the Acquisition, the Diamond stockholders are currently expected to receive an aggregate of approximately 34,630,532 shares (based on calculations as of May 13, 2021) of our common stock, par value $0.01 per share, or approximately 28% of our outstanding shares immediately following consummation of the Acquisition, subject to certain adjustments as a result of changes in certain liabilities and other items between signing and closing.

Each party’s obligation to consummate the Acquisition is subject to various customary closing conditions set forth in the Merger Agreement, including, (i) the accuracy of the representations and warranties of the other party contained in the Merger Agreement, subject to certain qualifications; (ii) the other party having performed in all material respects all obligations required to be performed by it under the Merger Agreement; (iii) the absence of a “material adverse effect” impacting the other party; (iv) the approval of the stock issuance proposal by the affirmative vote of a majority of the votes cast by holders of our common stock at a stockholders’ meeting duly called and held for such purpose; (v) the absence of any judgment, order, law or other legal restraint by a court or other governmental entity of competent jurisdiction that prevents the consummation of the Acquisition; (vi) the approval for listing by the New York Stock Exchange (“NYSE”) of the shares of our common stock issuable in the Acquisition; (vii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”); (viii) the receipt of all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, the Federal Economic Competition Commission (“COFECE”) under the Mexican Federal Economic Competition Law and the Federal Competition Authority under the Austrian Cartel Act and the Competition Act; (ix) certain ancillary agreements having been delivered and not having been rescinded or repudiated by certain parties; and (x) the absence of defaults under Diamond’s Existing Unsecured Notes and absence of defaults and sufficient availability under Diamond’s warehouse facilities. We cannot assure you that the various closing conditions will be satisfied. We and our board of directors were named as defendants in lawsuits brought by alleged HGV stockholders challenging the adequacy of public disclosures related to the Acquisition and seeking, among other things, injunctive relief to enjoin us from completing the Acquisition. See “Risk Factors — Risks Related to the Acquisition” and “Business — Legal Proceedings” for more information.

The Merger Agreement contains certain termination rights for the parties thereto, including the right of each party to terminate the agreement if the Acquisition has not been consummated by September 10, 2021, subject to extension to December 9, 2021 under certain circumstances.

This offering is not conditioned upon the closing of the Acquisition. If the Acquisition is not consummated simultaneously with this offering, the gross proceeds of this offering will be funded into escrow and, upon release of the funds from escrow, the proceeds from this offering will be used to fund a portion of the Transactions as set forth below or, if applicable, will be used to fund the Special Mandatory Redemption as described herein. See “— Escrow.”

Financing Transactions

In connection with the consummation of the Acquisition, we have entered into or intend to enter into the following financing transactions:

•	the borrowing of $1,300 million under a seven-year senior secured term loan facility (the “Term Loan Facility”);

•

an amendment to our revolving credit facility to permit the Transactions (the “Revolving Credit Facility”), which Revolving Credit Facility provides for aggregate borrowing capacity of $800 million; and

•	the issuance of $675 million aggregate principal amount of notes offered hereby.

The proceeds from the Term Loan Facility and the notes offered hereby, together with cash on hand, will be used to (i) repay in full all $300 million of the Issuer’s outstanding 6.125% Senior Notes due 2024 (the “Existing HGV Notes”), whether through redemption or a tender offer, (ii) repay in full all outstanding indebtedness under Diamond’s existing senior secured credit facilities (the “Existing Diamond Credit Facilities”), (iii) repay in full all $500 million of Diamond’s outstanding 7.750% First-Priority Senior Secured Notes due 2023 (the “Existing Diamond Secured Notes”), whether through redemption or a tender offer, (iv) repay in full all outstanding indebtedness under our existing term loan (the “Existing HGV Term Loan”), (v) repay $316 million of outstanding indebtedness under our Revolving Credit Facility and (vi) pay related fees, costs, premiums and expenses in connection with these transactions. In connection with the Transactions, the Issuer will assume $617 million of Diamond’s outstanding indebtedness, including all obligations under Diamond’s $591 million outstanding aggregate principal amount of 10.750% Senior Notes due 2024 (the “Existing Diamond Unsecured Notes”) and $26 million in other Diamond indebtedness. Subject to market conditions and other factors, we may look to refinance the Existing Diamond Unsecured Notes in the near future with one or more notes offerings or other indebtedness. This offering memorandum does not constitute a notice of redemption or an offer to repurchase any existing securities of either HGV, the Issuers or Diamond.

See “Use of Proceeds” and “Description of Certain Other Indebtedness” for more information.

Hilton License Agreement Amendment

In connection with the Merger Agreement, HGV entered into an Amended and Restated License Agreement with Hilton on March 10, 2021 (the “A&R Hilton License Agreement”), which amends and restates in its entirety the License Agreement, dated as of January 2, 2017, between HGV and Hilton (the “Original License Agreement”), and amended another related agreement (together with the A&R Hilton License Agreement, the “Hilton Agreements”). The A&R Hilton License Agreement amends the Original License Agreement to allow HGV to integrate the properties, assets and business of Diamond into its business subsequent to the Merger (the “Integration”), including:

•	gradual ramp-up of royalty fee structure over the initial five (5) years following the closing of the Merger with respect to—

•

sales of interests or rights to use in a new exchange club or program (“New Club”) to be developed by HGV after the Merger as part of the Integration that may cover both HGV’s current properties and Diamond properties that will convert into HGV brand properties (“New Brand Properties”); and

•	various property-level revenues associated with New Brand Properties, such as transient rental revenues, and certain management fees;

•	extension of the Initial Noncompetition Term (as defined in the A&R Hilton License Agreement) by five (5) years to December 31, 2051;

•	amendment of certain provisions related to the parties’ obligations with respect to Hilton’s current co-branded credit card program; and

•

modification to certain marketing rights, marketing channel rights, and lead generation, hotel rate discount, employee participation in certain Hilton programs, and New Brand Properties and New Club branding and licensed mark provisions.

In addition, as required by the Original License Agreement, HGV has obtained the consent of Hilton to HGV entering into the Merger Agreement and completing the Merger.

Escrow

If the Acquisition is not consummated simultaneously with this offering, concurrently with the closing of this offering, the Escrow Issuers will enter into an escrow agreement relating to the notes (the “Escrow Agreement”) with Wilmington Trust, National Association, as trustee for the notes and as escrow agent (in such capacity, the “Escrow Agent”), pursuant to which the Escrow Issuers will deposit (or cause to be deposited) an amount equal to the gross proceeds of the notes offered hereby into a segregated escrow account for the notes until the Escrow Release Conditions are satisfied. The property in the escrow account will be pledged as security for the benefit of the trustee and the holders of the notes. If, among other things, the Acquisition is not consummated on or prior to the by the Escrow End Date, the Escrow Issuers will redeem, on the Special Mandatory Redemption Date in accordance with the terms of the indenture that will govern the notes, all of the notes at the Special Mandatory Redemption Price.

Sources and Uses of Funds

The table below sets forth the estimated sources and uses of funds in connection with the Transactions (and after the gross proceeds from this offering are released from escrow, if applicable), assuming they occurred on March 31, 2021 and based on estimated amounts outstanding on that date. Actual amounts will vary from the estimated amounts shown below depending on several factors, including, among others, the amount of cash and cash equivalents balances, net working capital and any purchase price adjustments, indebtedness (including accrued interest on such indebtedness), in each case, of HGV or Diamond, changes made to the sources of the contemplated financings, the number of shares of capital stock and equity awards outstanding on the closing date of the Acquisition and differences from our estimated fees and expenses.

If the Acquisition is not consummated simultaneously with this offering, the gross proceeds of this offering will be funded into escrow and, upon release of the funds from escrow, the proceeds from this offering will be used to fund a portion of the Transactions as set forth below or, if applicable, will be used to fund the Special Mandatory Redemption as described herein. See “— Escrow.”

You should read the following together with the information included under the headings “— The Transactions,” “Capitalization” and “Unaudited Pro Forma Condensed Combined Financial Information of HGV and Diamond” included elsewhere in this offering memorandum.

(in millions)		(in millions)
Sources	Amount	Uses	Amount
		Repayment of existing net debt:
Term Loan Facility(1)	$1,300	Revolving Credit Facility(5)	$316
Notes offered hereby(2)	675	Existing Diamond Credit Facilities(6)	863
Diamond Debt Assumed(3)	617	Existing Diamond Secured Notes(6)	500
Cash on hand	304	Existing HGV Notes(6)	300
Equity issued to Diamond(4)	1,392	Existing HGV Term Loan(6)	175

Total sources	$4,288	Diamond Debt Assumed(3)	617

		Purchase of Diamond equity(4)	1,392
		Fees, costs and expenses(7)	125

		Total uses	$4,288

(1)	Represents the aggregate principal amount of the Term Loan Facility without giving effect to discounts or fees to be paid to the lenders.
(2)	Represents the aggregate principal amount of the notes offered hereby and does not reflect the initial purchasers’ discount or fees or any issue discount.
(3)

Includes $591 million outstanding principal amount of Existing Diamond Unsecured Notes and $26 million of other Diamond indebtedness consisting of notes payable including in connection with insurance policies. Excludes non-recourse, securitized timeshare debt of $611 million.

(4)	Assumes issuance of 34.5 million HGV common shares at $40.32 per share.
(5)

Our Revolving Credit Facility provides for $800 million of borrowing capacity, subject to customary borrowing conditions. As of March 31, 2021, we had $660 million outstanding under our Revolving Credit Facility (excluding $1 million of issued and undrawn letters of credit that we expect to be outstanding on the closing date of the Acquisition). In connection with the Transactions, we expect to repay $316 million of borrowings so that we have $344 million of borrowings outstanding following closing of the Transactions (after giving effect to $1 million of issued and undrawn letters of credit that we expect to be outstanding on the closing date of the Acquisition).

(6)	Excluding any prepayment premiums and accrued and unpaid interest.
(7)

Represents estimated fees, costs and expenses associated with the Transactions, including, without limitation, certain amounts payable under the Merger Agreement and any fees and expenses incurred in connection therewith, prepayment premiums on indebtedness being repaid, original issue discount on the Term Loan Facility, initial purchaser discounts and commissions, underwriting, placement and other financing fees, advisory fees, and other transactional costs and legal, accounting and other professional fees and expenses.

Organizational Structure

The following diagram illustrates our simplified organizational structure after giving effect to this offering and the Transactions. This diagram is provided for illustrative purposes only and does not show all legal entities or obligations of such entities:

(1)	Subject to adjustments under the Merger Agreement

Corporate Information

Hilton Grand Vacations Inc., a Delaware corporation, was incorporated under the laws of the state of Delaware on May 2, 2016. Hilton Grand Vacations Borrower LLC, a Delaware limited liability company, was formed under the laws of the state of Delaware on May 2, 2016. Hilton Grand Vacations Borrower Inc., a Delaware corporation, was formed under the laws of the state of Delaware on October 4, 2016. On January 3, 2017, Hilton completed a tax-free Spin-Off of HGV and Park Hotels & Resorts Inc. As a result of the Spin-Off, HGV became an independent publicly-traded company. Our principal executive office is located at 5323 Millenia Lakes Boulevard, Suite 120, Orlando, Florida, and our telephone number at that address is (407) 613-3100.

Unaudited Pro Forma Condensed Combined Financial Information Of HGV And Diamond

On March 10, 2021, HGV Parent, the Issuer, Diamond and certain stockholders of Diamond entered into the Merger Agreement, pursuant to which HGV will combine with Diamond through a series of business combinations. Following the Merger, Diamond will be an indirect, wholly-owned subsidiary of HGV.

The unaudited pro forma condensed combined financial information includes the unaudited pro forma condensed combined statement of operations and the unaudited pro forma condensed combined balance sheet. The unaudited pro forma condensed combined statement of operations of HGV and Diamond for the year ended December 31, 2020, three months ended March 31, 2021 and 2020 and the twelve months ended March 31, 2021 combine the historical consolidated statements of operations of HGV and Diamond, giving effect to the Transactions as if they had been completed on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of March 31, 2021, combines the historical consolidated balance sheets of HGV and Diamond, giving effect to the Transactions as if they had been completed on March 31, 2021.

The historical consolidated financial statements of Diamond have been adjusted to reflect certain reclassifications in order to align financial statement presentation.

The unaudited pro forma adjustments are based upon currently available information, estimates and assumptions that HGV’s management believes are reasonable as of the date hereof. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes. The unaudited pro forma condensed combined financial information is for informational purposes only, is not intended to represent or to be indicative of actual results of operations or financial position of HGV or Diamond had the Acquisition been completed on the dates assumed, and should not be taken as indicative of future consolidated results of operations or financial position. The actual results may differ significantly from those reflected in the pro forma statement of operations for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the pro forma statements of operations and actual amounts.

In addition, the unaudited pro forma condensed combined financial information should be read in conjunction with:

•

HGV’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2020, and unaudited condensed consolidated financial statements and related notes as of and for the three months ended March 31, 2021, which are included in this offering memorandum;

•

Diamond’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2020, and unaudited condensed consolidated financial statements and related notes as of and for the three months ended March 31, 2021, which are included in this offering memorandum; and

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations—HGV—Pro Forma Liquidity and Capital Resources.”

The historical financial statements have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are applicable to business combination accounting as required under generally accepted accounting principles in the United States (GAAP). The unaudited pro forma condensed combined financial information contained herein does not include integration costs or benefits from synergies that may result from the Acquisition.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with GAAP, with HGV considered the acquirer of Diamond. Accordingly, consideration paid or exchanged by HGV to complete the Acquisition will generally be allocated to assets and liabilities of Diamond based on their estimated fair values as of the date of completion of the Acquisition. The acquisition method of accounting is dependent upon certain valuation assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Diamond based on management’s best estimates of fair value. The actual purchase price allocation may vary based on final analyses of the fair value of the acquired assets, assumed liabilities, and changes in the acquired balances from operations up to through the actual merger date. In addition, the value of the consideration paid or exchanged by HGV to complete the Acquisition will be determined based on the trading price of HGV common stock at the time of completion of the Acquisition. These changes may result in material adjustments.

Some amounts do not match the Diamond historical financial statements due to rounding (refer to Note 4 of the Unaudited Pro Forma Condensed Combined Financial Information).

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2021

(in millions)

	HGV Historical	Reclassified Diamond Historical Note 4	Transaction Accounting Adjustments Note 6		Financing Adjustments			Pro Forma Combined
ASSETS
Cash and cash equivalents	$400	$197	$(1,366)	(a)		$1,139	(f)	$260
			(105)	(g)
			(5)	(j)
Restricted cash	105	100						205
Accounts receivable, net of allowance for doubtful accounts	111	75						186
Timeshare financing receivables, net	940	590	70	(c)				1,600
			—	(e)
Inventory	720	634	68	(c)				1,422
Property and equipment, net	501	355	(33)	(c)				823
Operating lease right-of-use assets, net	48	19						67
Investments in unconsolidated affiliates	53	—						53
Intangible assets, net	80	992	883	(c)				1,955
Goodwill	—	882	(104)	(c)				992
			214	(h)
Land and infrastructure held for sale	41	—						41
Other assets	115	433	(2)	(c)				546

TOTAL ASSETS	$3,114	$4,277	$(380)			$1,139		$8,150

LIABILITIES AND EQUITY
Accounts payable, accrued expenses and other	$260	$464	$(3)	(c)	$			$700
			(16)	(i)
			(5)	(j)
Advanced deposits	114	—						114
Debt, net	1,156	1,928	37	(c)				2,963
			(1,311)	(d)		1,153	(f)
Non-recourse debt, net	698	559	26	(c)				1,283
Operating lease liabilities	63	21						84
Deferred revenues	336	211						547
Deferred income tax liabilities	118	378	214	(h)				710

Total liabilities	2,745	3,561	(1,058)			1,153		6,401

Equity:
Preferred Stock	—	—						—
Common stock	1	1	(1)	(b)				1
Additional paid-in capital	194	1,082	1,483	(a)				1,677
			(1,082)	(b)
Accumulated retained earnings (loss)	174	(367)	367	(b)				71
						(14)	(f)
			—	(e)
			(105)	(g)
			16	(i)

Total equity	369	716	678			(14)		1,749

TOTAL LIABILITIES AND EQUITY	$3,114	$4,277	$(380)			$1,139		$8,150

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

(in millions)

	HGV Historical	Reclassified Diamond Historical Note 4	Transaction Accounting Adjustments Note 6		Financing Adjustments			Pro Forma Combined
Revenues
Sales of VOIs, net	$108	$248	$—	(ff)	$			$356
Sales, marketing, brand and other fees	221	59						280
Financing	165	126	(21)	(dd)				270
Resort and club management	166	291						457
Rental and ancillary services	97	151						248
Cost reimbursements	137	89						226

Total revenues	894	964	(21)			—		1,837

Expenses
Cost of VOI sales	28	12						40
Sales and marketing	381	251						632
Financing	53	63	(1)	(ee)				103
			(12)	(jj)
Resort and club management	36	67	1	(ii)				104
Rental and ancillary services	107	253						360
General and administrative	92	155	105	(hh)				355
			3	(ii)
Depreciation and amortization	45	117	—	(aa)				208
			46	(bb)
License fee expense	51	—						51
Impairment expense	209	117						326
Cost reimbursements	137	89						226

Total operating expenses	1,139	1,124	142			—		2,405
Interest expense	(43)	(174)	37	(cc)				(138)
						34	(gg)
			8	(ll)
Equity in earnings from unconsolidated affiliates	5	—						5
Other gain, net	3	—						3

(Loss) income before income taxes	(280)	(334)	(118)			34		(698)
Income tax benefit (expense)	79	49	19	(kk)		(8)	(kk)	139

Net (loss) income	$(201)	$(285)	$(99)			$26		$(559)

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Twelve Months Ended March 31, 2021

(in millions)

	HGV Historical	Reclassified Diamond Historical Note 4	Transaction Accounting Adjustments Note 6		Financing Adjustments			Pro Forma Combined
Revenues
Sales of VOIs, net	$85	$265	$—	(ff)	$			$350
Sales, marketing, brand and other fees	168	15						183
Financing	158	129	(19)	(dd)				268
Resort and club management	167	322						489
Rental and ancillary services	77	108						185
Cost reimbursements	123	112						235

Total revenues	778	951	(19)			—		1,710

Expenses
Cost of VOI sales	17	13						30
Sales and marketing	306	221						527
Financing	53	61	(1)	(ee)				102
			(11)	(jj)
Resort and club management	32	48	1	(ii)				81
Rental and ancillary services	101	229						330
General and administrative	107	161	2	(ii)				270
Depreciation and amortization	44	118	—	(aa)				208
			46	(bb)
License fee expense	43	—						43
Impairment expense	210	—						210
Cost reimbursements	123	112						235

Total operating expenses	1,036	963	37			—		2,036
Interest expense	(48)	(163)	28	(cc)				(134)
						52	(gg)
			(3)	(ll)
Equity in earnings from unconsolidated affiliates	4	—						4
Other loss, net	—	(1)						(1)

(Loss) income before income taxes	(302)	(176)	(31)			52		(457)
Income tax benefit (expense)	86	29	8	(kk)		(12)	(kk)	111

Net (loss) income	$(216)	$(147)	$(23)			$40		$(346)

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2021

(in millions)

	HGV Historical	Reclassified Diamond Historical Note 4	Transaction Accounting Adjustments Note 6		Financing Adjustments			Pro Forma Combined
Revenues
Sales of VOIs, net	$33	$99	$—	(ff)	$			$132
Sales, marketing, brand and other fees	53	15						68
Financing	37	32	(4)	(dd)				65
Resort and club management	45	70						115
Rental and ancillary services	32	48						80
Cost reimbursements	35	23						58

Total revenues	235	287	(4)			—		518

Expenses
Cost of VOI sales	3	20						23
Sales and marketing	82	73						155
Financing	13	16	—	(ee)				27
			(2)	(jj)
Resort and club management	8	17						25
Rental and ancillary services	31	74						105
General and administrative	36	47						83
Depreciation and amortization	11	30	—	(aa)				53
			12	(bb)
License fee expense	14	—						14
Impairment expense	1	—						1
Cost reimbursements	35	23						58

Total operating expenses	234	300	10			—		544
Interest expense	(15)	(40)						(40)
						16	(gg)
			(1)	(ll)
Equity in earnings from unconsolidated affiliates	2	—						2
Other loss, net	(1)	—						(1)

(Loss) income before income taxes	(13)	(53)	(15)			16		(65)
Income tax benefit (expense)	6	7	4	(kk)		(4)	(kk)	13

Net (loss) income	$(7)	$(46)	$(11)			$12		$(52)

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2020

(in millions)

	HGV Historical	Reclassified Diamond Historical Note 4	Transaction Accounting Adjustments Note 6		Financing Adjustments			Pro Forma Combined
Revenues
Sales of VOIs, net	$56	$82	$—	(ff)	$			$138
Sales, marketing, brand and other fees	106	59						165
Financing	44	29	(6)	(dd)				67
Resort and club management	44	39						83
Rental and ancillary services	52	91						143
Cost reimbursements	49	—						49

Total revenues	351	300	(6)			—		645

Expenses
Cost of VOI sales	14	19						33
Sales and marketing	157	103						260
Financing	13	18	—	(ee)				28
			(3)	(jj)
Resort and club management	12	36	—	(ii)				48
Rental and ancillary services	37	98						135
General and administrative	21	41	105	(hh)				168
			1	(ii)
Depreciation and amortization	12	29	—	(aa)				53
			12	(bb)
License fee expense	22	—						22
Impairment expense	—	117						117
Cost reimbursements	49	—						49

Total operating expenses	337	461	115			—		913
Interest expense	(10)	(51)	9	(cc)				(44)
						(2)	(gg)
			10	(ll)
Equity in earnings from unconsolidated affiliates	3	—						3
Other gain, net	2	1				—		3

Income (loss) before income taxes	9	(211)	(102)			(2)		(306)
Income tax (expense) benefit	(1)	27	15	(kk)		—	(kk)	41

Net income (loss)	$8	$(184)	$(87)			$(2)		$(265)

See accompanying notes to unaudited pro forma financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in millions, except share and per share data)

1.	Description of the Merger and Basis of Pro Forma Presentation

On March 10, 2021, HGV and Diamond entered into the merger agreement. Pursuant to the terms of the merger agreement, each existing share of Diamond common stock issued and outstanding will be cancelled and converted into and exchanged for the right to receive a number of shares of common stock of HGV (and/or cash in lieu of fractional shares) calculated in the manner set forth in the merger agreement.

Certain reclassifications have been made in order to align historical presentation of Diamond to HGV. Refer to Note 4 for these reclassification adjustments.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and HGV is considered the accounting acquirer. The acquisition method of accounting, based on ASC 805, Business Combinations (“ASC 805”), uses the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could result in alternative estimates using the same facts and circumstances. ASC 805 requires that assets acquired and liabilities assumed in a business combination be recognized at fair value as of the merger date, with any excess purchase price allocated to goodwill. Refer to Note 3.

The estimated fair values of the acquired assets and assumed liabilities as of the date of acquisition are based on estimates and assumptions of HGV. HGV will continue to finalize the valuations of the assets acquired and liabilities assumed, which will be recorded upon (and, if necessary, after) the closing of the merger. The fair value allocation consists of preliminary estimates and analyses and is subject to change upon the finalization of the valuation analyses, and that change may be material.

For the purposes of preparing the pro forma financial statements, HGV has conducted a preliminary review of Diamond’s accounting policies to identify significant differences. Upon consummation of the merger, HGV will conduct an additional review of Diamond’s accounting policies to determine if differences in accounting policies or financial statement classification exist that may require adjustments to or reclassification of Diamond’s results of operations, assets or liabilities to conform to HGV’s accounting policies and classifications. As a result of that review, differences may be identified that, when conformed, could have a material impact on the pro forma financial statements.

2.	Consideration Transferred

The following table presents the fair value of the consideration transferred for the merger (in millions, except per share amounts).

HGV Shares Issued(1)	34,630,532
Stock Price per Share(2)	$42.83

Stock Purchase Price(3)	$1,483

Repayment of Diamond Debt(4)	$1,366

Total Consideration Transferred	$2,849

(1)	HGV shares issued is based on a fixed Base Purchase Price quantity of shares, reduced by certain closing leakage and excluded liabilities as defined in the merger agreement.
(2)	Stock price is the closing price of HGV stock on May 13, 2021.
(3)	If the stock price were to increase or decrease by 10%, the stock purchase price would change by $148 million.
(4)	This reflects the balance of Diamond’s debt to be repaid as of March 31, 2021, as well as $3 million of accrued interest. Refer to Note 6(d) below for more information about debt repayment.

3.	Preliminary Fair Values of Assets Acquired and Liabilities Assumed

The following table presents our preliminary estimates of fair values of the assets that we acquired and the liabilities that we assumed (in millions) as of March 31, 2021(1). Our preliminary estimates are based on the information that was available as of the date of this filing. As discussed in Note 1 herein, the preliminary estimated allocation will be subject to further refinement and may result in material changes. These changes will primarily relate to the allocation of consideration transferred and the fair value assigned to all tangible and intangible assets and liabilities acquired and identified. The final purchase price and goodwill could differ significantly from the current estimate, which could materially impact the pro forma financial statements.

Assets acquired
Cash and cash equivalents	$197
Restricted cash	100
Accounts receivable, net of allowance for doubtful accounts	75
Timeshare financing receivables	660
Inventory	702
Property and equipment	322
Operating lease right-of-use assets	19
Intangible assets (2)	1,875
Other assets	431

Total assets acquired	$4,381

Liabilities assumed
Accounts payable, accrued expenses and other	461
Debt	654
Non-recourse debt	585
Operating lease liabilities	21
Deferred revenues	211
Deferred income tax liabilities	378

Total liabilities assumed	$2,310

Net assets acquired	$2,071

Total consideration transferred	$2,849

Goodwill(3)	$778

(1)	The allocation of assets and liabilities was performed in accordance with ASC 805, Business Combinations, utilizing the definition of fair value as defined in ASC 820, Fair Value Measurement.
(2)	Intangible assets acquired include trade name, management contracts, club member relationships, and vacation ownership relationships.
(3)	Excludes tax effects; refer to Note 6(h).

The following shows a breakdown of the preliminary fair value of Intangible assets and the estimated remaining useful lives as of March 31, 2021:

	Estimated Remaining Useful Life	Fair Value (In millions)
Trade name	1 year	$19
Management contracts	17 to 20 years	1,284
Club member relationships	9 to 10 years	114
Vacation ownership relationships	4 to 5 years	458

Net Identifiable Intangible Assets / (Liabilities)		$1,875

Each intangible asset was valued utilizing forms of the income approach, with the trade name being valued utilizing a relief-from-royalty method and the other intangible assets utilizing multi-period excess earnings methods. The key assumptions in the relief-from-royalty method include the projection period, royalty rate, and discount rate. The key assumptions in the multi-period excess earnings method include the projection period, revenue from existing contracts/relationships, contributory asset charges, and discount rate.

4.	Reclassification Adjustments

The classification of certain balance sheet items presented by Diamond under GAAP has been adjusted to align with the presentation used post-merger by HGV under GAAP, as shown below (in millions). Some amounts do not match the Diamond historical financial statements due to rounding.

BALANCE SHEET RECLASSIFICATION ADJUSTMENTS

As of March 31, 2021

(in millions)

	Diamond Historical	Reclassification Adjustments	Diamond Reclassified
Assets
Cash and cash equivalents	$197	$—	$197
Cash in escrow and restricted cash	100	(100)	—
Restricted cash	—	100	100
Vacation Interests notes receivable, net	594	(594)	—
Due from related parties, net	17	(17)	—
Other receivables, net	54	(54)	—
Income tax receivable, net	4	(4)	—
Accounts receivable, net of allowance for doubtful accounts	—	75	75
Timeshare financing receivables, net	—	590	590
Unsold Vacation Interests	634	(634)	—
Inventory	—	634	634
Property and equipment, net	355	—	355
Prepaid expenses and other assets	447	(447)	—
Operating lease right-of-use assets, net	—	19	19
Other intangible assets, net	992	(992)	—
Intangible assets, net	—	992	992
Goodwill	882	—	882
Assets held for sale	—	—	—
Deferred tax asset	1	(1)	—
Other assets	—	433	433

Total assets	4,277	—	4,277

Liabilities and Equity
Accounts payable	$29	$(29)	$—
Due to related parties, net	230	(230)	—
Accrued liabilities	224	(224)	—
Income taxes payable	2	(2)	—
Accounts payable, accrued expenses, and other	—	464	464
Corporate indebtedness, net	1,928	(1,928)	—
Debt, net	—	1,928	1,928
Securitization notes and Funding Facilities, net	559	(559)	—
Non-recourse debt, net	—	559	559
Operating lease liabilities	—	21	21
Deferred income taxes, net	378	(378)	—
Deferred revenues	211	—	211
Deferred income tax liabilities	—	378	378

Total liabilities	3,561	—	3,561

Equity
Preferred stock	—	—	—
Common stock	1	—	1
Additional paid-in capital	1,079	3	1,082
Accumulated other comprehensive income	3	(3)	—
Accumulated loss	(367)	367
Accumulated retained earnings	—	(367)	(367)

Total equity	716	—	716

Total liabilities and equity	$4,277	$—	$4,277

Similarly, the classification of certain items in the statement of operations presented by Diamond under GAAP have been adjusted to align with the presentation used post-merger by HGV under GAAP, as shown below (in millions). Some amounts do not match the Diamond historical financial statements due to rounding.

INCOME STATEMENT RECLASSIFICATION ADJUSTMENTS

For the Year Ended December 31, 2020

(in millions)

	Diamond Historical	Reclassification Adjustments		Diamond Reclassified
Revenues
Vacation Interests sales, net of provision	$246	$(246)		$—
Sales of VOIs, net	—	248		248
Sales, marketing, brand and other fees	—	59		59
Financing	—	126		126
Consumer financing interest	104	(104)		—
Resort and club management	—	291		291
Management and member services	385	(385)	(a)	—
Rental and ancillary services	—	151		151
Other	53	(53)	(b)	—
Cost reimbursements	—	89		89

Total revenues	788	176		964

Expenses
Vacation interests cost of sales	12	(12)		—
Cost of VOI sales	—	12		12
Advertising, sales and marketing	233	(233)		—
Vacation Interests carrying cost, net	80	(80)	(c)	—
Management and member services	173	(173)	(d)	—
Sales and marketing	—	251		251
Financing	—	63		63
Loan portfolio	28	(28)		—
Resort and club management	—	67		67
Rental and ancillary services	—	253		253
General and administrative	155	—		155
Depreciation and amortization	117	—		117
Goodwill impairment	103	(103)		—
Other impairments and write-offs	14	(14)		—
Impairment expense	—	117		117
Consumer financing interest	35	(35)		—
Gain on disposal of assets, net	—	—		—
Cost reimbursements	—	89		89

Total operating expenses	950	174		1,124

Interest income	(2)	2		—
Corporate indebtedness interest expense	174	(174)		—
Interest expense	—	174		174
Other (gain) loss, net	—	—		—
Loss on extinguishment of debt	—	—		—

Loss before income taxes	(334)	—		(334)
Income tax benefit	—	49		49
Benefit for income taxes	(49)	49		—

Net loss	$(285)	$—		$(285)

(a)

Management and member services revenue was reclassified into the following financial statement line items: (i) Resort and club management revenue, (ii) Rental and ancillary revenue, and (iii) Cost reimbursement revenue.

(b)

Other revenue was reclassified into the following financial statement line items: (i) Sale of VOIs, (ii) Sales, marketing, and brand revenue, (iii) Financing revenue, (iv) Resort and club management revenue, and (v) Rental and ancillary revenue.

(c)

Vacation interests carrying cost was reclassified into the following financial statement line items: (i) Sales, marketing, brand and other fees, (ii) Rental and ancillary revenue, (iii) Sales and marketing expense, and (iv) Rental and ancillary expense.

(d)

Management and member services expense was reclassified into the following financial statement line items: (i) Resort and club management expenses, (ii) Rental and ancillary expense, and (iii) Cost reimbursement expense.

INCOME STATEMENT RECLASSIFICATION ADJUSTMENTS

For the Twelve Months Ended March 31, 2021

(in millions)

	Diamond Historical	Reclassification Adjustments		Diamond Reclassified
Revenues
Vacation Interests sales, net of provision	$263	$(263)		$—
Sales of VOIs, net	—	265		265
Sales, marketing, brand and other fees	—	15		15
Financing	—	129		129
Consumer financing interest	102	(102)		—
Resort and club management	—	322		322
Management and member services	375	(375)	(a)	—
Rental and ancillary services	—	108		108
Other	49	(49)	(b)	—
Cost reimbursements	—	112		112

Total revenues	789	162		951

Expenses
Vacation interests cost of sales	13	(13)		—
Cost of VOI sales	—	13		13
Advertising, sales and marketing	200	(200)		—
Vacation Interests carrying cost, net	87	(87)	(c)	—
Management and member services	162	(162)	(d)	—
Sales and marketing	—	221		221
Financing	—	61		61
Loan portfolio	26	(26)		—
Resort and club management	—	48		48
Rental and ancillary services	—	229		229
General and administrative	161	—		161
Depreciation and amortization	118	—		118
Goodwill impairment	—	—		—
Other impairments and write-offs	—	—		—
Impairment expense	—	—		—
Consumer financing interest	35	(35)		—
Loss on disposal of assets, net	1	(1)		—
Cost reimbursements	—	112		112

Total operating expenses	803	160		963

Interest income	(1)	1		—
Corporate indebtedness interest expense	163	(163)		—
Interest expense	—	163		163
Other loss, net	—	1		1
Loss on extinguishment of debt	—	—		—

Loss before income taxes	(176)	—		(176)
Income tax benefit	—	29		29
Benefit for income taxes	(29)	29		—

Net loss	$(147)	$—		$(147)

(a)

Management and member services revenue was reclassified into the following financial statement line items: (i) Resort and club management revenue, (ii) Rental and ancillary revenue, and (iii) Cost reimbursement revenue.

(b)

Other revenue was reclassified into the following financial statement line items: (i) Sale of VOIs, (ii) Sales, marketing, and brand revenue, (iii) Financing revenue, (iv) Resort and club management revenue, and (v) Rental and ancillary revenue.

(c)

Vacation interests carrying cost was reclassified into the following financial statement line items: (i) Sales, marketing, brand and other fees, (ii) Rental and ancillary revenue, (iii) Sales and marketing expense, and (iv) Rental and ancillary expense.

(d)

Management and member services expense was reclassified into the following financial statement line items: (i) Resort and club management expenses, (ii) Rental and ancillary expense, and (iii) Cost reimbursement expense.

INCOME STATEMENT RECLASSIFICATION ADJUSTMENTS

For the Three Months Ended March 31, 2021

(in millions)

	Diamond Historical	Reclassification Adjustments			Diamond Reclassified
Revenues
Vacation Interests sales, net of provision	$99	$(99)			$—
Sales of VOIs, net	—	99			99
Sales, marketing, brand and other fees	—	15			15
Financing	—	32			32
Consumer financing interest	26	(26)			—
Resort and club management	—	70			70
Management and member services	99	(99)	(a	)	—
Rental and ancillary services	—	48			48
Other	17	(17)	(b	)	—
Cost reimbursements	—	23			23

Total revenues	241	46			287

Expenses
Vacation interests cost of sales	20	(20)			—
Cost of VOI sales	—	20			20
Advertising, sales and marketing	70	(70)			—
Vacation Interests carrying cost, net	26	(26)	(c	)	—
Management and member services	45	(45)	(d	)	—
Sales and marketing	—	73			73
Financing	—	16			16
Loan portfolio	7	(7)			—
Resort and club management	—	17			17
Rental and ancillary services	—	74			74
General and administrative	47	—			47
Depreciation and amortization	30	—			30
Goodwill impairment	—	—			—
Other impairments and write-offs	—	—			—
Impairment expense	—	—			—
Consumer financing interest	9	(9)			—
Gain on disposal of assets, net	—	—			—
Cost reimbursements	—	23			23

Total operating expenses	254	46			300

Interest income	—	—			—
Corporate indebtedness interest expense	40	(40)			—
Interest expense	—	40			40
Other (gain) loss, net	—	—			—
Loss on extinguishment of debt	—	—			—

Loss before income taxes	(53)	—			(53)
Income tax benefit	—	7			7
Benefit for income taxes	(7)	7			—

Net loss	$(46)	$—			$(46)

(a)

Management and member services revenue was reclassified into the following financial statement line items: (i) Resort and club management revenue, (ii) Rental and ancillary revenue, and (iii) Cost reimbursement revenue.

(b)

Other revenue was reclassified into the following financial statement line items: (i) Sale of VOIs, (ii) Sales, marketing, and brand revenue, (iii) Financing revenue, (iv) Resort and club management revenue, and (v) Rental and ancillary revenue.

(c)

Vacation interests carrying cost was reclassified into the following financial statement line items: (i) Sales, marketing, brand and other fees, (ii) Rental and ancillary revenue, (iii) Sales and marketing expense, and (iv) Rental and ancillary expense.

(d)

Management and member services expense was reclassified into the following financial statement line items: (i) Resort and club management expenses, (ii) Rental and ancillary expense, and (iii) Cost reimbursement expense.

INCOME STATEMENT RECLASSIFICATION ADJUSTMENTS

For the Three Months Ended March 31, 2020

(in millions)

	Diamond Historical	Reclassification Adjustments		Diamond Reclassified
Revenues
Vacation Interests sales, net of provision	$82	$(82)		$—
Sales of VOIs, net	—	82		82
Sales, marketing, brand and other fees	—	59		59
Financing	—	29		29
Consumer financing interest	28	(28)		—
Resort and club management	—	39		39
Management and member services	109	(109)	(a)	—
Rental and ancillary services	—	91		91
Other	21	(21)	(b)	—
Cost reimbursements	—	—		—

Total revenues	240	60		300

Expenses
Vacation interests cost of sales	19	(19)		—
Cost of VOI sales	—	19		19
Advertising, sales and marketing	103	(103)		—
Vacation Interests carrying cost, net	19	(19)	(c)	—
Management and member services	56	(56)	(d)	—
Sales and marketing	—	103		103
Financing	—	18		18
Loan portfolio	9	(9)		—
Resort and club management	—	36		36
Rental and ancillary services	—	98		98
General and administrative	41	—		41
Depreciation and amortization	29	—		29
Goodwill impairment	103	(103)		—
Other impairments and write-offs	14	(14)		—
Impairment expense	—	117		117
Consumer financing interest	9	(9)		—
Gain on disposal of assets, net	(1)	1		—
Cost reimbursements	—	—		—

Total operating expenses	401	60		461

Interest income	(1)	1		—
Corporate indebtedness interest expense	51	(51)		—
Interest expense	—	51		51
Other gain, net	—	(1)		(1)
Loss on extinguishment of debt	—	—		—

Loss before income taxes	(211)	—		(211)
Income tax benefit	—	27		27
Benefit for income taxes	(27)	27		—

Net loss	$(184)	$—		$(184)

(a)

Management and member services revenue was reclassified into the following financial statement line items: (i) Resort and club management revenue, (ii) Rental and ancillary revenue, and (iii) Cost reimbursement revenue.

(b)

Other revenue was reclassified into the following financial statement line items: (i) Sale of VOIs, (ii) Sales, marketing, and brand revenue, (iii) Financing revenue, (iv) Resort and club management revenue, and (v) Rental and ancillary revenue.

(c)

Vacation interests carrying cost was reclassified into the following financial statement line items: (i) Sales, marketing, brand and other fees, (ii) Rental and ancillary revenue, (iii) Sales and marketing expense, and (iv) Rental and ancillary expense.

(d)

Management and member services expense was reclassified into the following financial statement line items: (i) Resort and club management expenses, (ii) Rental and ancillary expense, and (iii) Cost reimbursement expense.

5.	Financing

In connection with the merger, HGV obtained a financing commitment to provide a new $1.3 billion seven-year senior secured term loan facility and a new $675 million senior unsecured bridge loan facility; HGV also obtained “back-stop” commitments to amend its existing revolving credit facility to an $800 million capacity. HGV intends to issue $675 million senior unsecured notes in a debt offering (together with the term facility and amended revolving facility, the “financing”). HGV does not intend to draw down on the unsecured bridge loan facility on consummation of the transaction. The financing is depicted in the pro forma statement of operations as outstanding for the entire year.

HGV intends to repay Diamond’s senior facilities and first lien notes at closing; this repayment is included in consideration transferred in Note 2. HGV intends to assume Diamond’s senior notes; this debt is recognized at its fair value as part of the liabilities assumed in Note 3.

In addition, using the financing described above, HGV intends to pay down HGV’s existing revolver, term loan, and senior notes.

6.	Transaction Accounting Adjustments

Pro Forma Balance Sheet Adjustments

a.	Reflect the consideration transferred to acquire Diamond; refer to Note 2.

b.	Remove the historical equity balances of Diamond.

c.	Reflect preliminary fair value adjustments to acquired assets and liabilities and recognize goodwill; refer to Note 3 for preliminary fair values.

d.	Reflect repayment of Diamond debt as follows:

March 31, 2021 (In millions)
Repayment of principal(1)(2)	$(1,363)
Repayment of accrued interest(1)(3)	(3)
Derecognition of unamortized debt issuance costs(2)	52

(1)	Offset to Cash and cash equivalents. Refer to adjustment (a).
(2)	Adjustment to Debt, net
(3)	Adjustment to Accounts payable, accrued expenses and other

e.

Timeshare financing receivables are in scope of ASC 326, Financial Instruments – Credit Losses (“ASC 326” or “CECL”) which includes guidance on purchased financial assets with credit deterioration (“PCD”). CECL requires recognition of an allowance at the closing of the merger for any purchased credit deteriorated (“PCD”) loans from the Diamond loan portfolio. CECL also requires an additional allowance for non-PCD loans from the Diamond portfolio which will be recognized through the income statement of HGV following the closing of the merger. HGV is continuing to evaluate the loan detail of the acquired Diamond timeshare financing receivables as well as the change in credit environment and credit quality since origination of those assets; this evaluation impacts the determination of which acquired timeshare financing receivables have experienced credit deterioration and are considered PCD. The impact of this analysis on our pro forma financial statements could be material.

f.

Reflect financing obtained by HGV, including the term loan facility, the notes, and a draw of the revolving credit facility, net of debt issuance costs, to fund the repayment of certain existing indebtedness of HGV and Diamond, as follows:

March 31, 2021 (in millions)
Notes, term facility and amended revolving facility	$2,319
Repayment of HGV existing revolver, term loan, and senior notes	(1,129)
Debt issuance costs	(37)

$1,153

g.	Reflect transaction costs.

h.

Record an increase to deferred tax liabilities based on the blended foreign, federal, and state statutory rate of approximately 24% multiplied by the fair value adjustments related to the assets acquired and liabilities assumed. Deferred taxes relating to goodwill for prior Diamond acquisitions and repaid debt have also been removed from the pro forma financial statements. These adjustments are based on estimates of the fair value of Diamond’s assets to be acquired, liabilities to be assumed, and the related purchase price allocations. These estimates are subject to further review by management of HGV and Diamond, which may result in material adjustments to deferred taxes with an offsetting adjustment to goodwill.

i.	Record the reduction in income taxes currently payable to reflect the tax impact of pro forma adjustments made to non-recurring transaction costs.

j.	Record the settlement of the interest rate swap related to the variable rate Diamond debt that is repaid.

Pro Forma Income Statement Adjustments

aa.	Reflect incremental depreciation expense related to the fair value adjustment on property and equipment based on the remaining useful life.

bb.	Reflect incremental amortization of acquired intangible assets.

cc.

Decrease interest expense related to amortization of the premium related to net fair value adjustment on acquired long-term debt based on the weighted average remaining life. The acquired long-term debt, Diamond’s senior unsecured notes, is expected to be repaid after the transaction.

dd.

Decrease financing revenue related to the accretion of the discount related to net fair value adjustments on timeshare financing receivables, based on the weighted average remaining life, excluding the impact of prepayments.

ee.	Decrease financing expense related to the amortization of the premium related to net fair value adjustment on warehouse funding facilities based on the weighted average remaining life.

ff.

As discussed in (d), timeshare financing receivables are in scope of ASC 326, Financial Instruments – Credit Losses (“ASC 326”) including the guidance on purchased financial assets with credit deterioration. HGV is continuing to evaluate the loan detail of the acquired Diamond timeshare financing receivables as well as the change in credit environment and credit quality since origination of those assets; this evaluation impacts the determination of which acquired timeshare financing receivables have experienced credit deterioration and are considered PCD. The impact of this analysis on our financial statements could be material.

gg.

Recognize a net reduction/(increase) of interest expense related to the financing obtained by HGV for the transaction, as follows. The pro forma interest expense for the term facility and the amended revolving facility is based on the variable interest rates specified in the Commitment Letter

(Exhibit 10.1 to Form 8-K dated March 11, 2020) and for the notes is based on management’s best estimate of the fixed interest rate it expects to receive under the debt offering. The weighted average interest rate for pro forma purposes on the notes, term facility and amended revolving facility is 3.93%. A change in the interest rate by 1/8% (12.5 basis points) is not expected to be material. Finally, in connection with the bridge loan, an increase in interest expense was recognized on consummation of the transaction related to loan commitment and funding fees, as such amounts will still be incurred by HGV, despite the bridge loan facility not being utilized.

(In millions)	Year Ended December 31, 2020	12 Months Ended March 31, 2021	3 Months Ended March 31, 2021	3 Months Ended March 31, 2020
Remove historical interest expense associated with Diamond debt repaid	$97	$95	$23	$25
Remove historical interest expense associated with HGV debt repaid	41	47	15	9
Interest expense on the notes, term facility and amended revolving facility, net	(90)	(90)	(22)	(22)
Loan commitment and funding fees on bridge loan	(14)	—	—	(14)

	$34	$52	$16	$(2)

hh.	Reflect transaction costs.

ii.	Recognize employee compensation arrangements.

jj.	Decrease financing expense related to the amortization of the premium related to net fair value adjustment on securitizations based on the average remaining life.

kk.

Record the income tax effect of the pro forma adjustments, based on a blended foreign, federal, and state statutory rate of approximately 24%. The effective tax rate of the combined company could be significantly different than what is presented in these unaudited pro forma financial statements depending on post-acquisition activities, including legal entity restructuring, repatriation decisions, and the geographical mix of taxable income.

ll.	Adjust interest expense for settlement of Diamond interest rate swap related to the variable rate Diamond debt that is repaid.

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Diamond

Business Overview

Diamond and certain of its subsidiaries were established to complete the merger of DRI with certain Apollo affiliates, which was completed on September 2, 2016 (the “Apollo Merger”). DRI is a holding company, the principal asset of which is the direct and indirect ownership of equity interests in its subsidiaries, including Diamond Resorts Corporation, the wholly-owned operating subsidiary that has historically conducted the business described below. See “Note 1:— Business, Background and Basis of Presentation” to the audited consolidated and unaudited condensed consolidated financial statements of Diamond included in this offering memorandum.

Diamond is a global leader in the hospitality and vacation ownership industry, with a vast resort network of global vacation destinations located around the world, including the continental U.S., Hawaii, Canada, Mexico, the Caribbean, Central America, South America, Europe, Asia, Australia, New Zealand and Africa.

Diamond’s operations consist of two interrelated businesses:

•

Vacation Interests sales and financing, which includes marketing and sales of VOIs and consumer financing for purchasers of our VOIs. Diamond derives a majority of its revenue and operating cash flows from the VOI sales and financing segment, primarily driven by sales and marketing efforts at channels that predominately include managed resorts, on-site sales centers at affiliated resorts and local venues; and

•

Hospitality and management services, which includes operations related to the management of the homeowners associations (the “VOAs”), multi-resort trusts and the Diamond Collections, operations of the exchange programs, operation of certain resort amenities and the provision of other hospitality and management services.

Significant Events

Hilton Grand Vacation Merger Agreement

On March 10, 2021, HGV Parent, the Issuer, Diamond, and certain stockholders of Diamond entered into the Merger Agreement. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein and in accordance with applicable law, Diamond will merge with the Issuer with the Issuer continuing as the surviving entity after the Merger.

Our board of directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement including the Merger, are advisable, fair to and in the best interest of Diamond and its stockholders, and authorized, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

Apollo and the other Diamond stockholders are expected to receive 34.4 million of HGV common shares, valued at approximately $1.3 billion, subject to customary adjustments. Upon closing of the Merger, existing HGV shareholders will own approximately 72% of the combined company and Apollo and the other Diamond stockholders will own approximately 28% of the combined company, subject to adjustments under the Merger Agreement. In connection with the merger, HGV intends to repay Diamond’s Senior Facilities and First Lien Notes at the HGV Merger close.

Among other things, the Closing is subject to certain conditions, including the approval of the proposed issuance of HGV common shares in connection with the HGV Merger (the “Share Issuance”) by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such matter at a special meeting of stockholders (the “HGV Stockholder Approval”). See “Note 25—Subsequent Events” to our unaudited condensed consolidated financial statements included in this offering memorandum for additional information related to terms and conditions of the Merger Agreement.

Impact of COVID-19

In March 2020 the World Health Organization designated COVID-19 as a global pandemic. The results of operations for the year ended December 31, 2020 and the three months ended March 31. 2021 include impacts related to COVID-19 which have had a negative impact on the Company and the travel and hospitality industry. In response to social distancing directives and significant restrictions on travel caused by COVID-19, Diamond initially closed most of its resorts and suspended its onsite sales and marketing operations. Diamond has taken several steps to enhance liquidity, preserve cash, reduce expenditures and provide financial flexibility, and the company’s management is continuing to assess the evolving situation and will take actions as appropriate. These include measures such as: reductions in both salaries and workforce, including voluntary reductions in salaries by its executive leadership team; unpaid employee furloughs; temporary elimination of 401(k) matching; and deferral of all -non-essential operating and capital expenditures.

Beginning in May 2020, as governmental authorities began to lift restrictions, Diamond worked with health experts in establishing reopening safety protocols. Diamond implemented and trained team members on the “Diamond Standard of Clean.” Since late May 2020, Diamond has re-opened the majority of its North American Portfolio Properties and onsite sales centers, albeit at reduced capacity levels and revenue has not returned to pre-COVID-19 levels. Although certain of the Diamond Club offerings and member benefits, such as cruise itineraries, remain unavailable, Diamond expects total revenue to recover to pre-COVID-19 levels late in 2021. Diamond continues to monitor travel restrictions and prioritize the safety of our customers and employees. This involves a continuous assessment of whether the closure of resorts is necessary due to potential tightening of government restrictions, stay-at-home orders and the potential resurgence of coronavirus cases.

We considered the income tax accounting and disclosure implications of the relief provided by the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act enacted on March 27, 2020. The effect of tax law changes is generally required to be recognized in the interim period in which the legislation is enacted and reflected in the computation of the annual effective tax rate. As of December 31, 2020, we evaluated the income tax provisions of the CARES Act and determined there to be an immaterial effect on the December 31, 2020 computation of the effective income tax rate for the year. We will continue to evaluate the income tax provisions of the CARES Act and monitor the developments in the jurisdictions where we have significant operations for tax law changes that could have income tax accounting and disclosure implications. We recorded $6.6 million of employee retention payroll tax credits pursuant to the CARES Act and similar foreign government programs in the year ended December 31, 2020.

Based on Diamond’s current estimates regarding the magnitude and length of the disruptions to its business, it does not anticipate these disruptions will impact its ability to meet its obligations when due or is ability to maintain compliance with debt covenants for at least the next 12 months. However, the ultimate magnitude and length of time that the disruptions from COVID-19 will continue is highly uncertain. This uncertainty will require Diamond’s management team to continually assess the situation, including the impact of changes to government-imposed restrictions. Accordingly, Diamond’s estimates regarding the magnitude and length of time that these disruptions will continue to impact the company’s results of operations, cash flows and financial condition may change in the future and such changes could be material.

Debt Amendments

Deutsche Bank Conduit Facility

On July 15, 2020, Diamond amended the Deutsche Bank Conduit Facility to reduce the maximum commitment amount for aggregate borrowings from $250.0 million to $200.0 million and provide flexibility with respect to satisfying certain financial covenants through the first quarter of 2021 due to the ongoing and uncertain future impact of COVID-19.

Capital One Conduit Facility

On August 4, 2020, Diamond entered into an amendment and waiver agreement related to its warehouse loan facility with Capital One, National Association (the “Waiver”). The Waiver provided flexibility with respect to satisfying certain financial covenants with respect to pledged collateral for the second quarter of 2020.

On September 30, 2020, Diamond amended the Capital One Conduit Facility to: (i) extend the stated maturity to September 30, 2024 and the commitment expiration to September 30, 2022 and, (ii) provide additional flexibility with respect to certain financial covenants through the second quarter of 2021.

Senior Facilities

On August 12, 2020 and September 16, 2020, Diamond entered into incremental assumption agreements with certain lenders of Diamond’s Senior Facilities primarily to extend the maturity of an aggregate $100.0 million of revolving facility commitments from September 2, 2021 to June 2, 2023.

Credit Suisse Conduit Facility

On August 24, 2020, Diamond amended the Credit Suisse Conduit Facility to: (i) extend the stated maturity to August 24, 2023 and the commitment expiration to August 24, 2022; (ii) reduce the maximum commitment amount for aggregate borrowings from $300.0 million to $200.0 million and, (iii) provide flexibility with respect to satisfying certain financial covenants through the second quarter of 2021 due to the ongoing and uncertain future impact of COVID-19 (that certain ninth amended and restated note funding agreement, dated as of August 24, 2020, as amended, restated, supplemented or otherwise modified from time to time, the “Note Funding Agreement”). The maximum commitment can be increased up to $300.0 million prior to the commitment expiration date subject to consent by all parties to the amended Note Funding Agreement.

Wells Fargo Conduit Facility

On September 9, 2020, Diamond terminated the Wells Fargo Conduit Facility which historically provided for a maximum commitment amount of $75.0 million. Diamond paid $29.3 million to redeem the remaining aggregate principal amount of commitments outstanding.

Early Redemption of DROT 2016-1

On January 20, 2021, Diamond gave notice to exercise early redemption of the securitization notes outstanding under Diamond Resorts Owner Trust 2016-1 (“DROT 2016-1”) in the amount of $19.0 million, which includes aggregate outstanding principal and accrued interest. The redemption was completed on February 22, 2021.

Merger Signing Amendments

On March 10, 2021, Diamond entered into various amendments and a commitment letter relating to the Deutsche Bank Conduit Facility for the purpose of amending the terms of the operative legal documents relating to the Deutsche Bank Conduit Facility, as of the date thereof and as may be further amended in the future, to accommodate for changes relating to the Merger.

On March 10, 2021, Diamond entered into various amendments relating to the Capital One Conduit Facility for the purpose of amending the terms of the operative legal documents relating to the Capital One Conduit Facility, as of the date thereof and as may be further amended in the future, to accommodate for changes relating to the Merger.

On March 10, 2021, Diamond entered into various amendments and a commitment letter relating to the Credit Suisse Conduit Facility for the purpose of amending the terms of the operative legal documents relating to the Credit Suisse Conduit Facility, as of the date thereof and as may be further amended in the future, to accommodate for changes relating to the Merger.

On March 10, 2021, Diamond entered into various amendments and a commitment letter relating to the Credit Suisse Premium Yield Facility for the purpose of amending the terms of the operative legal documents relating to the Credit Suisse Premium Yield Facility, as of the date thereof and as may be further amended in the future, to accommodate for changes relating to the Merger.

On March 10, 2021, Diamond entered into various amendments and a commitment letter relating to the Natixis Conduit Facility for the purpose of amending the terms of the operative legal documents relating to the Natixis Conduit Facility, as of the date thereof and as further amended on May 6, 2021, as set forth below, and as may be further amended in the future, to accommodate for changes relating to the Merger.

Natixis Conduit Facility

On May 6, 2021, Diamond amended the Natixis Conduit Facility to renew a line of credit provided by Natixis, New York Branch with a maximum commitment amount of $125 million and to amend the terms of the operative legal documents relating to the Natixis Conduit Facility to accommodate changes relating to the Merger.

Subsequent Events

Issuance of DROT 2021-1

On April 20, 2021, Diamond completed a securitization transaction involving the issuance of $319.2 million of securities (the DROT 2021-1 Notes”). The DROT 2021-1 Notes consists of four tranches of Vacation Interest notes receivable that include $134.1 million of Class A tranche notes, $83.2 million of Class B tranche notes, $65.4 million of Class C tranche notes and $36.5 million of Class D tranche notes. The interest rates for the Class A tranche notes, the Class B tranche notes, the Class C tranche notes and the Class D tranche notes are 1.51%, 2.05%, 2.70% and 3.83% respectively. The overall weighted average interest rate of the DROT 2021-1 Notes is 2.16%.

The proceeds of the DROT 2021-1 Notes were used to repay amounts outstanding under certain Funding Facilities in the amount of $134.1 million in principal and accrued interest. The DROT 2021-1 Notes allow for a prefunding amount of $79.8 million which is available to draw subject to eligible Vacation Interests notes receivable requirements as outlined in the DROT 2021-1 indenture. The remaining proceeds were used to fund reserve accounts and pay costs associated with the transaction with the remaining cash transferred to us for general corporate purpose.

Segment Reporting

For financial reporting purposes, Diamond presents its results of operations and financial condition in two reportable segments: Vacation Interests sales and financing and hospitality and management services, which include the operations as discussed above in “—Business Overview.” Certain line items reflected on its statements of operations and comprehensive income (loss) fall completely into one of these reportable segments, while other line items relate to both segments; specifically, other revenue and loan portfolio expense, which are allocated to the appropriate segment based on the nature of the underlying transactions. Certain expense items, principally corporate interest expense, depreciation and amortization and provision for income taxes, are not, in management’s view, allocable to either of these reportable segments as they apply to all operations of the business. In addition, general and administrative expenses are not allocated to either of Diamond’s reportable segments because historically management has not allocated these expenses for purposes of evaluating our different operational divisions. Accordingly, these expenses are presented under corporate and other.

Diamond also provides financial information for our geographic segments based on the geographic locations of our subsidiaries in “Information Regarding Geographic Areas of Operation.”

Results of Operations

Comparison of Results of Operations for the Three Months Ended March 31, 2021 to the Three Months Ended March 31, 2020 ($ in millions).

	Three Months Ended
	March 31, 2021	March 31, 2020	$ Change	% Change
Revenues:
Vacation Interests sales, net of provision of $28.8 and $100.6, respectively	$98.9	$82.3	$16.6	20.2%
Management and member services revenue	100.3	108.6	(8.3)	(7.6)%
Consumer financing interest	25.6	27.9	(2.3)	(8.2)%
Other	16.7	21.1	(4.4)	(20.9)%

Total revenues	241.5	239.9	1.6	0.7%

Costs and Expenses:
Vacation Interests cost of sales	19.6	19.1	0.5	2.6%
Advertising, sales and marketing	70.5	103.1	(32.6)	(31.6)%
Vacation Interests carrying cost, net	26.2	19.4	6.8	35.1%
Management and member services expense	45.1	55.9	(10.8)	(19.3)%
Loan portfolio	6.9	8.7	(1.8)	(20.7)%
General and administrative	46.7	41.1	5.6	13.6%
Depreciation and amortization	29.8	29.4	0.4	1.4%
Goodwill impairment	—	103.4	(103.4)	(100.0)%
Impairments and other write-offs	—	14.1	(14.1)	(100.0)%
Consumer financing interest expense	8.6	9.2	(0.6)	(6.5)%
Gain on disposal of assets, net	—	(0.6)	0.6	(100.0)%

Total operating costs and expenses	253.4	402.8	(149.4)	(37.1)%

Interest income	(0.2)	(0.9)	0.7	(77.8)%
Corporate indebtedness interest expense	40.3	51.1	(10.8)	(21.1)%

Loss before benefit for income taxes	(52.0)	(213.1)	161.1	(75.6)%
Benefit for income taxes	(7.0)	(27.0)	20.0	(74.1)%

Net loss	$(45.0)	$(186.1)	$141.1	(75.8)%

Consolidated Results

Total revenues increased $1.6 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily from a combination of the following:

•

$10.3 million of higher revenues in our Vacation Interests sales and financing segment resulting from a $16.6 million increase in Vacation Interests sales, net, due to a decrease in the provision for uncollectible Vacation Interests sales of $71.8 million, which was primarily due to an incremental loan loss included in the provision, related to COVID-19 of $0.0 million and $45 million for the three months ended March 31, 2021 and 2020. The remaining decrease was due to lower gross Vacation Interests sales; which was partially offset by a decrease in consumer financing interest revenue of $2.3 million primarily due to a reduction in the balance of the notes receivable portfolio from the prior period and a decrease in other revenue of a $4.4 million due to reduction in closing costs revenue from gross Vacation Interests sales and lower business levels due to COVID-19.

•

$8.7 million of lower revenues in our hospitality and management services segment primarily resulting from a decrease in management and member services revenue of $8.3 million mainly as a result of a decrease in room, food and beverage, and ancillary revenue primarily driven by reduced resorts’ capacity and ongoing travel restrictions related to COVID-19.

Total operating costs and expenses decreased $149.4 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily from a combination of the following:

•

$145.1 million of lower operating costs and expenses in our Vacation Interests sales and financing segment primarily attributable to a decrease in advertising, sales and marketing expense of $32.6 million largely driven by the decrease in gross Vacation Interests sales; and cost reduction efforts related to COVID-19; a decrease in goodwill impairment charge related to our NA VISF reporting unit of $103.4 million and a decrease in incremental allowance for credit losses related to the Acquired Notes of $14.1 million. The decrease was partially offset by an increase in Vacation Interests carrying costs, net of $6.8 million, which was primarily driven by lower rental revenues of $13.3 million, decrease in usage of sales incentives, and partially offset by a decrease in inventory carrying costs of $6.5 million.

•

$10.9 million of lower operating costs and expenses in our hospitality and management services segment primarily as a result of a decrease in management and member services expense of $10.8 million mainly as a result of a reduction in resorts’ capacity and ongoing travel restrictions related to COVID-19.

•

$6.6 million of higher unallocated corporate costs primarily attributable to an increase in general and administrative expense of $5.6 million primarily driven by acquisition related expenses for the HGV Merger.

Our effective income tax rate of 13.5% for the three months ended March 31, 2021 differed from the statutory tax rate primarily due to the effect of certain foreign income and losses included in U.S. taxable income, the impact of valuation allowances applied to certain foreign losses and permanent book-tax differences.

See the following discussion by business segment for additional details.

Business Segment Results

Following is a discussion of the results of each of our two business segments and corporate and other for the periods presented below.

Vacation Interests Sales and Financing ($ in millions, except as otherwise noted)

	Three Months Ended
	March 31, 2021	March 31, 2020	$ Change	% Change
Revenues:
Vacation Interests sales, net	$98.9	$82.3	$16.6	20.2%
Consumer financing interest	25.6	27.9	(2.3)	(8.2)%
Other revenue	14.7	18.7	(4.0)	(21.4)%

Total revenues	139.2	128.9	10.3	8.0%

Expenses:
Vacation Interests cost of sales	19.6	19.1	0.5	2.6%
Advertising, sales and marketing	70.5	103.1	(32.6)	(31.6)%
Vacation Interests carrying cost, net	26.2	19.4	6.8	35.1%
Loan portfolio	6.1	7.8	(1.7)	(21.8)%
Goodwill impairment	—	103.4	(103.4)	100.0%
Other impairments and write-offs	—	14.1	(14.1)	100.0%
Consumer financing interest expense	8.6	9.2	(0.6)	(6.5)%

Total expenses	$131.0	$276.1	$(145.1)	(52.6)%

Number of Tours	29,273	47,159	(17,886)	(37.9)%
VPG ($ not in millions)	$4,687	$3,740	$947	25.3%

Gross Vacation Interests sales decreased by $55.2 million, or 30.2%, primarily due to a decrease in tours of 17,886 resulting from lower arrivals due to COVID-19 partially offset by higher VPG of $947 driven primarily by an increase in average transaction price. The increase in Vacation Interest sales, net of $16.6 million, or 20.2%, is primarily offset by a decrease in the provision for uncollectible Vacation Interests sales of $71.8 million primarily due to the $45.0 million in additional provision incurred for COVID-19 and the remaining change due to lower gross Vacation Interests sales.

Consumer financing interest revenue decreased $2.3 million, or 8.2%, primarily due to a reduction in the balance of the notes receivable portfolio from the prior period.

Other revenue decreased $4.0 million, or 21.4%, primarily due to a decrease in closing costs revenue from gross Vacation Interests sales and lower business levels due to COVID-19.

Advertising, sales and marketing expense decreased $32.6 million, or 31.6%, primarily driven by the decrease in gross Vacation Interests sales and cost reduction efforts related COVID-19.

Vacation Interests carrying cost, net increased $6.8 million primarily due to lower rental revenues and usage of sales incentives and partially offset by a decrease in inventory carrying costs of $6.5 million.

Hospitality and Management Services ($ in millions)

	Three Months Ended
	March 31, 2021	March 31, 2020	$ Change	% Change
Revenues:
Management and member services revenue	$100.3	$108.6	$(8.3)	(7.6)%
Other revenue	2.0	2.4	(0.4)	(16.7)%

Total revenues	102.3	111.0	(8.7)	(7.8)%

Expenses:
Management and member services expense	45.1	55.9	(10.8)	(19.3)%
Loan portfolio expense	0.8	0.9	(0.1)	(11.1)%

Total expenses	$45.9	$56.8	$(10.9)	(19.2)%

Management and member services revenue and expense decreased $8.3 million and $10.8 million, respectively, primarily due to a decrease in room, food and beverage, and ancillary revenue driven by reduced resorts’ capacity and ongoing travel restrictions related to COVID-19.

Corporate and Other ($ in millions)

	Three Months Ended
	March 31, 2021	March 31, 2020	$ Change	% Change
Expenses:
General and administrative	$46.7	$41.1	$5.6	13.6%
Depreciation and amortization	29.8	29.4	0.4	1.4%
Gain on disposal of assets, net	—	(0.6)	0.6	(100.0)%

Total costs and expenses	$76.5	$69.9	$6.6	9.4%

Interest income	$(0.2)	$(0.9)	$0.7	(77.8)%
Corporate indebtedness interest expense	$40.3	$51.1	$(10.8)	(21.1)%
Benefit for income taxes	$(7.0)	$(27.0)	$20.0	(74.1)%

General and administrative expenses increased $5.6 million, or 13.6%, primarily driven by HGV Merger acquisition related expenses.

Corporate indebtedness interest expense decrease $10.8 million, or 21.1%, primarily due to unrealized gains on interest rate swap contracts.

Our effective income tax rate of 13.5% for the three months ended March 31, 2021 differed from the statutory tax rate primarily due to the effect certain foreign income and losses included in U.S. taxable income, the impact of valuation allowances applied to certain foreign losses and permanent book-tax differences.

Comparison of Results of Operations for the Years Ended December 31, 2020 and December 31, 2019 ($in millions).

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
Revenues:
Vacation Interests sales, net of provision of $215.3 and $223.5, respectively	$245.9	$641.9	$(396.0)	(61.7)%
Management and member services revenue	385.3	419.3	(34.0)	(8.1)%
Consumer financing interest	103.9	104.3	(0.4)	(0.4)%
Other	53.9	84.8	(30.9)	(36.4)%

Total revenues	$789.0	$1,250.3	$(461.3)	(36.9)%

Costs and Expenses:
Vacation Interests cost of sales	11.6	83.8	(72.2)	(86.2)%
Advertising, sales and marketing	232.7	437.9	(205.2)	(46.9)%
Vacation Interests carrying cost, net	80.7	16.0	64.7	404.4%
Management and member services expense	173.1	213.4	(40.3)	(18.9)%
Loan portfolio	27.6	35.8	(8.2)	(22.9)%
General and administrative	155.1	179.9	(24.8)	(13.8)%
Depreciation and amortization	117.1	118.3	(1.2)	(1.0)%
Goodwill impairment	103.4	—	103.4	100.0%
Other impairments and write-offs	14.1	—	14.1	100.0%
Consumer financing interest expense	34.7	39.5	(4.8)	(12.2)%
Gain on disposal of assets, net	(0.4)	(0.4)	—	— %

Total operating costs and expenses	949.7	1,124.2	(174.5)	(15.5)%

Interest income	$(1.7)	$(4.7)	$3.0	(63.8)%
Corporate indebtedness interest expense	174.5	170.2	4.3	2.5%
Loss (gain) on extinguishment of debt, net	0.4	(0.2)	0.6	(300.0)%
Loss before (benefit) provision for income taxes	(333.9)	(39.2)	(294.7)	751.8%
(Benefit) provision for income taxes	(49.3)	3.8	(53.1)	N/M

Net loss	$(284.6)	$(43.0)	$(241.6)	561.9%

N/M = Not meaningful

Consolidated Results

Total revenues decreased $461.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily from a combination of the following:

•

$429.4 million of lower revenues in Vacation Interests sales and financing segment resulting from a $396.0 million decrease in Vacation Interests sales, net primarily attributable to a decrease in tours due to COVID-19, partially offset by an decrease in the provision for uncollectible Vacation Interests sales of $8.2 million primarily due to lower gross Vacation Interests sales which is partially offset by $45.0 million incremental provision attributable to higher expected defaults resulting from economic uncertainty driven by the COVID-19 pandemic; and a $33.0 million decrease in other revenue largely due to decrease in insurance settlements received in as a result of Hurricane Irma as well as a decrease in closing costs revenue from gross Vacation Interests sales.

•

$31.9 million lower revenues in Diamond’s hospitality and management services segment primarily resulting from a decrease in management and member services revenue of $34.0 million mainly as a result of a decrease in room, food and beverage, and ancillary revenue primarily related to the temporary closure of the Modern resort.

Total operating costs and expenses decreased $174.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily from a combination of the following:

•

$108.0 million of lower operating costs and expenses in Diamond’s Vacation Interests sales and financing segment primarily attributable to a decrease in advertising, sales and marketing expense of $205.2 million due to the decrease in gross Vacation Interests sales and a decrease in Vacation Interests cost of sales of $72.2 million primarily due to the decrease in Vacation Interests sales, net as well as a reduction in cost-off rate resulting from current-period changes in estimates under the relative sales value method; partially offset by a $103.4 million goodwill impairment charge related to Diamond’s NA VISF reporting unit and a $14.1 million incremental allowance for credit losses related to the Acquired Notes; and a $64.7 million increase in Vacation Interests carrying costs, net driven mainly by lower rental revenues and usage of sales incentives and lower costs associated with these items.

•

$40.5 million of lower operating costs and expenses in Diamond’s hospitality and management services segment primarily as a result of a decrease in management and member services expense of $40.3 million mainly as a result of the temporary closure of the Modern resort.

•

$26.0 million of lower unallocated corporate costs, primarily attributable to a decrease in general and administrative expenses of $24.8 million driven largely by a $12.5 million decrease in legal and professional costs related to corporate development activities as well as a reduction in payroll and related costs due to employee furloughs and cost saving measures as a result of COVID-19.

Corporate indebtedness interest expense increased $4.3 million, or 2.5%, primarily as a result of unrealized losses on interest rate swap contracts.

Diamond’s effective income tax rate of 14.8% for the year ended December 31, 2020 differed from the statutory tax rate primarily due to the effect of certain foreign income includible in U.S. taxable income, the impact of valuation allowances applied to certain foreign losses and permanent book-tax differences.

See the following discussion by business segment for additional details.

Business Segment Results

Following is a discussion of the results of each of Diamond’s two reportable segments and corporate and other for the periods presented below.

Vacation Interests Sales and Financing ($ in millions, except as otherwise noted)

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
Revenues:
Vacation Interests sales, net	$245.9	$641.9	$(396.0)	(61.7)%
Consumer financing interest	103.9	104.3	(0.4)	(0.4)%
Other revenue	42.6	75.6	(33.0)	(43.7)%

Total revenues	$392.4	$821.8	$(429.4)	(52.3)%

Expenses:
Vacation Interests cost of sales	$11.6	$83.8	$(72.2)	(86.2)%
Advertising, sales and marketing	232.7	437.9	(205.2)	(46.9)%
Vacation Interests carrying cost, net	80.7	16.0	64.7	404.4%
Loan portfolio	24.4	32.4	(8.0)	(24.7)%
Goodwill impairment	103.4	—	103.4	100.0%
Other impairments and write-offs	14.1	—	14.1	100.0%
Consumer financing interest expense	34.7	39.5	(4.8)	(12.2)%

Total expenses	$501.6	$609.6	$(108.0)	(17.7)%

Number of Tours	111,360	279,770	(168,410)	(60.2)%
VPG ($ not in millions)	$4,266	$3,331	$935	28.1%

Gross Vacation Interests sales decreased by $404.2 million, or 46.7%, due to a decrease in tours of 168,410 resulting from lower arrivals and closures of our sales centers due to COVID-19 partially offset by higher VPG of $935 driven primarily by an increase in close rates. The decrease in Vacation Interest sales, net of $396.0 million, or 61.7%, also includes a decrease in the provision for uncollectible Vacation Interests sales of $8.2 million due to lower gross Vacation Interests sales, which is partially offset by $45.0 million incremental provision attributable to higher expected defaults resulting from economic uncertainty related to the COVID-19 pandemic.

Other revenue decreased $33.0 million, or 43.7%, largely due to a $12.5 million decrease in insurance settlements received as a result of Hurricane Irma as well as a decrease in other revenue primarily related to closing costs from gross Vacation Interests sales.

Vacation Interests cost of sales decreased $72.2 million, or 86.2%, primarily as a result of the decrease in Vacation Interests sales, net as well as a reduction in cost-off rate resulting from current-period changes in estimates under the relative sales value method.

Advertising, sales and marketing expense decreased $205.2 million, or 46.9%, due to the decrease in gross Vacation Interests sales.

Vacation Interests carrying costs, net increased by $64.7 million, or 404.4%, primarily due to lower rental revenues and usage of sales incentives, partially offset by $76.6 million in lower costs related to these items, as a result of COVID-19 related resort closures.

Goodwill impairment for the year ended December 31, 2020 includes a $103.4 million goodwill impairment charge related to the NA VISF reporting unit as a result of forecasted declines in Diamond’s near-term profitability due to COVID-19.

Other impairments and write-offs for the year ended December 31, 2020 includes a $14.1 million incremental allowance for credit losses related to the Acquired Notes, which incorporates the estimated impact of the economic downturn on future defaults on the Acquired Notes.

Hospitality and Management Services Segment ($ in millions)

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
Revenues:
Management and member services revenue	$385.3	$419.3	$(34.0)	(8.1)%
Other revenue	11.3	9.2	2.1	22.8%

Total revenues	$396.6	$428.5	$(31.9)	(7.4)%

Expenses:
Management and member services expense	$173.1	$213.4	$(40.3)	(18.9)%
Loan portfolio expense	3.2	3.4	(0.2)	(5.9)%

Total expenses	$176.3	$216.8	$(40.5)	(18.7)%

Management and member services revenue and expense decreased $34.0 million and $40.3 million, respectively, primarily as a result of a decrease in room, food and beverage, and ancillary revenue largely driven by the temporary closure of the Modern resort.

Corporate and Other ($ in millions)

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
Expenses:
General and administrative	$155.1	$179.9	$(24.8)	(13.8)%
Depreciation and amortization	117.1	118.3	(1.2)	(1.0)%
Gain on disposal of assets, net	(0.4)	(0.4)	—	— %

Total costs and expenses	$271.8	$297.8	$(26.0)	(8.7)%

Interest income	$(1.7)	$(4.7)	$3.0	(63.8)%
Corporate indebtedness interest expense	$174.5	$170.2	$4.3	2.5%
Loss (gain) on extinguishment of debt, net	$0.4	$(0.2)	$0.6	(300.0)%
(Benefit) provision for income taxes	$(49.3)	$3.8	$(53.1)	N/M

N/M = Not meaningful

General and administrative expenses decreased $24.8 million, or 13.8%, driven largely by a $12.5 million decrease in legal and professional costs related to corporate development activities as well as a reduction in payroll and related costs due to employee furloughs and cost saving measures as a result of COVID-19.

Diamond’s effective income tax rate of 14.8% for the year ended December 31, 2020 differed from the statutory tax rate primarily due to the effect of certain foreign income includible in U.S. taxable income, the impact of valuation allowances applied to certain foreign losses and permanent book-tax differences.

Results of Operations

Comparison of Results of Operations for the Year Ended December 31, 2019 and December 31, 2018 ($ in millions).

	Year Ended December 31, 2019	Year Ended December 31, 2018	$ Change	% Change
Revenues:
Vacation Interests sales, net of provision of $223.5 and $195.9, respectively	$641.9	$607.3	$34.6	5.7%
Management and member services revenue	419.3	399.8	19.5	4.9%
Consumer financing interest	104.3	90.4	13.9	15.4%
Other	84.8	56.6	28.2	49.8%

Total revenues	1,250.3	1,154.1	96.2	8.3%

Costs and Expenses:
Vacation Interests cost of sales	83.8	71.2	12.6	17.7%
Advertising, sales and marketing	437.9	418.2	19.7	4.7%
Vacation Interests carrying cost, net	16.0	22.9	(6.9)	(30.1)%
Management and member services expense	213.4	207.7	5.7	2.7%
Loan portfolio	35.8	34.5	1.3	3.8%
General and administrative	179.9	201.0	(21.1)	(10.5)%
Depreciation and amortization	118.3	113.9	4.4	3.9%
Goodwill impairment	—	17.5	(17.5)	(100.0)%
Other impairments and write-offs	—	76.7	(76.7)	(100.0)%
Consumer financing interest expense	39.5	37.1	2.4	6.5%
Gain on disposal of assets, net	(0.4)	(3.0)	2.6	(86.7)%

Total operating costs and expenses	1,124.2	1,197.7	(73.5)	(6.1)%

Interest income	(4.7)	(15.2)	10.5	(69.1)%
Corporate indebtedness interest expense	170.2	169.8	0.4	0.2%
(Gain) loss on extinguishment of debt, net	(0.2)	3.6	(3.8)	(105.6)%

Loss before provision (benefit) for income taxes	(39.2)	(201.8)	162.6	(80.6)%
Provision (benefit) for income taxes	3.8	(42.3)	46.1	(109.0)%

Net loss	$(43.0)	$(159.5)	$116.5	(73.0)%

Consolidated Results

Total revenues increased $96.2 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily from a combination of the following:

•

$76.3 million of higher revenues in Vacation Interests sales and financing segment resulting from a $34.6 million increase in Vacation Interest sales, net primarily attributable to an increase in tours and VPG partially offset by an increase in the provision for uncollectible Vacation Interests sales of $27.6 million resulting from higher gross Vacation Interests sales and increased defaults; an increase in consumer financing interest revenue of $13.9 million primarily due to the increase in the balance of notes receivable portfolio as well as an increase in contractual interest rates; and a $27.8 million increase in other revenue due to the $16.6 million of proceeds received under Diamond’s business interruption insurance policies for resort closures as a result of Hurricane Irma and an increase of $11.2 million primarily due to higher closing costs, transfer fees, and offsite stays on VOI promotional products.

•

$19.9 million higher revenues in the hospitality and management services segment primarily resulting from a $14.3 million reduction in management and member services revenue from a one-time adjustment in 2018 and an increase in management and member services revenue of $5.2 million primarily as a result of an increase in management fees related to direct reimbursable resort expenses in 2019.

Total operating costs and expenses decreased $73.5 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily from a combination of the following:

•

$47.6 million of lower operating costs and expenses in the Vacation Interests sales and financing segment primarily attributable to a $76.0 million non-recurring impairment charge on the Acquired Notes recorded in 2018; a $6.9 million decrease in Vacation Interests carrying costs, net driven mainly by a higher average daily rates and resort fees; partially offset by increased advertising, sales and marketing expense of $19.7 million and increased Vacation Interests cost of sales of $12.6 million primarily due to higher gross Vacation Interests sales.

•

$11.2 million of lower operating costs and expenses in the hospitality and management services segment primarily as a result of a $17.5 million non-recurring goodwill impairment charge related to the European hospitality and management services (“EU H&MS”) reporting unit recorded in 2018, which is partially offset by an increase in management and member services expense of $5.7 million as a result of an increase in direct reimbursable resort expenses.

•

$14.7 million of lower unallocated corporate costs, primarily attributable to a decrease in general and administrative expense of $21.1 million mainly due to decrease in legal settlement costs largely related to the Apollo Merger which is partially offset by a $4.4 million increase on depreciation and amortization expense which is primarily attributable to the Modern hotel which was acquired in April 2018.

Interest income decreased $10.5 million as a result of $11.6 million of non-recurring interest income earned on loans from the Apollo Funds and certain co-investors which were repaid in 2018.

Diamond recorded a loss on extinguishment of debt of $3.6 million in the year ended December 31, 2018 related to the repricing of term loans under its 2016 Senior Credit Facility.

Diamond’s effective income tax rate of (9.7%) for the year ended December 31, 2019 differed from the statutory tax rate primarily due to the recording of losses before provision for income taxes, the effect of foreign earnings includible in U.S. taxable income, the impact of valuation allowances applied to certain foreign tax losses and permanent book-tax differences.

See the following discussion by business segment for additional details.

Business Segment Results

Following is a discussion of the results of each of Diamond’s two reportable segments and corporate and other for the periods presented below.

Vacation Interests Sales and Financing ($ in millions, except as otherwise noted)

	Year Ended December 31, 2019	Year Ended December 31, 2018	$ Change	% Change
Revenues:
Vacation Interests sales, net	$641.9	$607.3	$34.6	5.7%
Consumer financing interest	104.3	90.4	13.9	15.4%
Other revenue	75.6	47.8	27.8	58.2%

Total revenues	$821.8	$745.5	$76.3	10.2%

Expenses:
Vacation Interests cost of sales	$83.8	$71.2	$12.6	17.7%
Advertising, sales and marketing	437.9	418.2	19.7	4.7%
Vacation Interests carrying cost, net	16.0	22.9	(6.9)	(30.1)%
Loan portfolio	32.4	31.7	0.7	2.2%
Other impairments and write-offs	—	76.0	(76.0)	(100.0)%
Consumer financing interest expense	39.5	37.1	2.4	6.5%
Loss on disposal of assets, net	—	0.1	(0.1)	(100.0)%

Total expenses	$609.6	$657.2	$(47.6)	(7.2)%

Number of Tours	279,770	269,125	10,645	4.0%
VPG ($ not in millions)	$3,331	$3,162	$169	5.3%

Gross Vacation Interest sales increased by $62.2 million, or 7.7%, due to an increase in tours of 10,645, and an increase in VPG of $169. The increase in Vacation Interests sales, net of $34.6 million, or 5.7%, also includes an increase in the provision for uncollectible Vacation Interests sales of $27.6 million due to higher gross Vacation Interests sales and increased defaults.

Consumer financing interest revenue increased $13.9 million, or 15.4%, primarily due to the increase in the balance of the notes receivable portfolio as well as an increase in contractual interest rates.

Other revenue increased $27.8 million, or 58.2%, largely due to $16.6 million of proceeds received under our business interruption insurance policies for resort closures as a result of Hurricane Irma and an increase of $11.2 million primarily due to higher closing costs, transfer fees and offsite stays on VOI promotional products.

Vacation Interests cost of sales increased $12.6 million, or 17.7%, primarily due to higher gross Vacation Interests sales as well as an increase of $4.1 million as a result of current-period changes in estimates under the relative sales value method.

Advertising, sales and marketing expense increased $19.7 million, or 4.7%, primarily due to the increase in gross Vacation Interests sales.

Vacation Interests carrying costs, net decreased by $6.9 million, or 30.1%, primarily due to higher average daily rates and resort fees.

Other impairments and write-offs for the year ended December 31, 2018 includes a $76.0 million non-recurring impairment charge on the Acquired Notes.

Hospitality and Management Services Segment ($in millions)

	Year Ended December 31, 2019	Year Ended December 31, 2018	$Change	% Change
Revenues:
Management and member services revenue	$419.3	$399.8	$19.5	4.9%
Other revenue	9.2	8.8	0.4	4.5%

Total revenues	$428.5	$408.6	$19.9	4.9%

Expenses:
Management and member services expense	$213.4	$207.7	$5.7	2.7%
Loan portfolio expense	3.4	2.8	0.6	21.4%
Goodwill impairment	—	17.5	(17.5)	(100.0)%

Total expenses	$216.8	$228.0	$(11.2)	(4.9)%

Management and member services revenue and management and member services expense increased $19.5 million, or 4.9%, and $5.7 million, or 2.7%, respectively, primarily as a result of a $14.3 million reduction in management and member services revenue related to a one-time adjustment for certain cost savings and other reductions in reimbursable expenses in 2018. Direct reimbursable resort expenses were also higher in 2019, which drove an increase in both management and member services revenue and management and services expense.

Goodwill impairment for the year ended December 31, 2018 includes a $17.5 million non-recurring goodwill impairment charge related to the EU H&MS reporting unit.

Corporate and Other ($in millions)

	Year Ended December 31, 2019	Year Ended December 31, 2018	$ Change	% Change
Expenses:
General and administrative	$179.9	$201.0	$(21.1)	(10.5)%
Depreciation and amortization	118.3	113.9	4.4	3.9%
Impairments and other write-offs	—	0.7	(0.7)	(100.0)%
Gain on disposal of assets, net	(0.4)	(3.1)	2.7	(87.1)%

Total costs and expenses	$297.8	$312.5	$(14.7)	(4.7)%

Interest income	$(4.7)	$(15.2)	$10.5	(69.1)%
Corporate indebtedness interest expense	$170.2	$169.8	$0.4	0.2%
(Gain) loss on extinguishment of debt, net	$(0.2)	$3.6	$(3.8)	(105.6)%
Provision (benefit) for income taxes	$3.8	$(42.3)	$46.1	(109.0)%

General and administrative expenses decreased $21.1 million, or 10.5%, mainly due to a decrease in legal settlement costs largely related to the Apollo Merger.

Depreciation and amortization increased $4.4 million, or 3.9%, primarily as a result of the Modern hotel which was acquired in April 2018.

Interest income decreased $10.5 million, or 69.1%, primarily as a result of $11.6 million of non-recurring interest income earned on loans from the Apollo Funds and certain co-investors which were repaid in 2018.

Diamond recorded a loss on extinguishment of debt of $3.6 million in the year ended December 31, 2018 related to the repricing of term loans under its 2016 Senior Credit Facility.

Diamond’s effective income tax rate of (9.7%) for the year ended December 31, 2019 differed from the statutory tax rate primarily due to the recording of losses before provision for income taxes, the effect of foreign earnings includible in U.S. taxable income, the impact of valuation allowances applied to certain foreign tax losses and permanent book-tax differences.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We believe Adjusted EBITDA provides helpful information with respect to our operating performance as viewed by management, including a view of our business that is not dependent on (i) the impact of our capitalization structure and (ii) items that are not part of our day-to-day operations. We define Adjusted EBITDA as net income (loss) plus corporate interest expense (income), income tax expense (benefit), total depreciation and amortization, Vacation Interests (recoveries) cost of sales, gain on disposal of assets, amortization of discount and deferred financing costs on securitization notes and Funding Facilities, amortization of net portfolio premium, impairments and write-offs, stock-based compensation expense, purchase accounting adjustments, transaction costs, management consulting fees, severance and restructuring, legal expenses and other costs. Adjusted EBITDA is a non-U.S. GAAP financial measure and should not be considered in isolation, or as an alternative to net cash provided by (used in) operating activities or any other measure of liquidity, or as an alternative to net (loss) income, operating (loss) income or any other measure of financial performance, in any such case, calculated and presented in accordance with U.S. GAAP.

Adjusted EBITDA has limitations as an analytical tool because, among other things:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense for our corporate indebtedness;

•

We make expenditures to replenish VOI inventory (principally pursuant to our IRAAs and in connection with our strategic acquisitions), and Adjusted EBITDA does not reflect our cash requirements for these expenditures or certain costs of carrying such inventory (which are capitalized); and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We encourage the readers of our financial statements to review our condensed consolidated financial statements included elsewhere in this offering memorandum. Adjusted EBITDA or any other single financial measure should not be solely relied upon to evaluate our financial performance.

Our calculation of Adjusted EBITDA for the periods is presented below (in millions):

	Three Months Ended		Year Ended
	March 31, 2021	March 31, 2020	December 31, 2020	December 31, 2019	December 31, 2018
Net loss	$(45.0)	$(186.1)	$(284.6)	$(43.0)	$(159.5)
Plus: Corporate interest expense	40.3	51.1	174.5	170.2	169.8
Corporate interest income	(0.2)	(0.9)	(1.7)	(4.7)	(15.2)
Benefit (provision) for income taxes	(7.0)	(27.0)	(49.3)	3.8	(42.3)
Depreciation and amortization	29.8	29.4	117.1	118.3	113.9
Gain on disposal of assets, net	—	(0.6)	(0.4)	(0.4)	(3.0)
Loss (gain) on extinguishment of debt, net	—	—	0.4	(0.2)	3.6
Impairments and other write-offs(a)	—	117.5	117.5	—	94.2
Stock-based compensation(b)	1.8	0.6	13.1	3.5	2.6
Amortization of discount and deferred financing costs(c)	2.4	1.4	5.0	5.5	7.1
Amortization of net portfolio premium(d)	1.8	2.5	8.7	13.1	21.5
Vacation Interests cost of sales(e)	19.6	19.1	11.6	83.8	71.2
Acquisition and integration costs(f)	5.8	1.1	7.1	13.0	13.9
Management consulting and advisory fee(g)	1.3	1.3	5.9	8.4	7.9
Severance and restructuring costs(h)	4.6	12.6	20.0	11.7	35.4
Legal settlement costs(i)	4.7	1.8	10.8	13.1	29.7

Adjusted EBITDA	$59.9	$23.8	$155.7	$396.1	$350.8

(a)	Impairments and other write-offs represent non-cash charges related to the write down of certain assets.
(b)	Stock-based compensation represents non-cash expenses related to the Company’s equity incentive plan.
(c)	Amortization of discount and deferred financing costs represents a non-cash add-back related to consumer financing interest expense.
(d)	Amortization of net portfolio premium represents a non-cash add-back as a result of consumer financing, which is part of the Vacation Interests sales and financing operating segment.
(e)

Vacation Interests cost of sales represents the cost to sell Vacation Interests and is accounted for using the relative sales value method. Routine changes to our estimates used to apply the relative sales value method can have significant financial statement impact; however, these impacts, stemming from the application of changes to our cost-off rate to current and prior period sales, do not affect our core operations nor do they impact how we view and monitor the business. For further detail see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Diamond—Critical Accounting Policies and Use of Estimates” in this offering memorandum.

(f)	Acquisition and integration costs represents legal and professional costs incurred by us in connection with HGV Merger acquisition and integration efforts.
(g)	Management consulting and advisory fee represents fees paid to Apollo and certain other co-investors following completion of the Apollo and HGV Mergers.
(h)

Severance and restructuring costs represent costs arising from the employee terminations and furloughs and the termination of agreements with select suppliers, of which $0.1 million, $10.9 million and $12.8 million of costs were incurred as a result of the COVID-19 pandemic in the three months ended March 31, 2021 and March 31, 2020 and the year ended December 31, 2020, respectively. All events are considered outside the normal course of business.

(i)	Legal settlement costs represent legal expenses and settlement costs incurred outside the ordinary course of business.

Our calculation of Adjusted EBITDA for our two business segments, Vacation Interests sales and financing and hospitality and management services, is presented below (in millions):

	Three Months Ended		Year Ended
	March 31, 2021	March 31, 2020	December 31, 2020	December 31, 2019	December 31, 2018
Segment Adjusted EBITDA
Vacation Interests sales and financing
Vacation Interests sales and financing revenue	$139.2	$128.9	$392.4	$821.8	$745.5
Vacation Interests sales and financing expenses	131.0	276.1	501.6	609.6	657.2

Vacation Interests sales and financing, net	8.2	(147.2)	(109.2)	212.2	88.3

Add:
Vacation Interests cost of sales	19.6	19.1	11.6	83.8	71.2
Amortization of net portfolio premium	1.8	2.5	8.7	13.1	21.5
Amortization of discount and deferred financing costs	2.4	1.4	5.0	5.5	7.1
Impairments and write-offs	—	117.5	117.5	—	76.0
Severance and restructuring costs	0.6	10.9	11.0	—	—
Loss on disposal of assets, net	—	—	—	—	0.1

Vacation Interests sales and financing adjusted EBITDA	32.6	4.2	44.6	314.6	264.2

Hospitality and management services
Hospitality and management services revenue	102.3	111.0	396.6	428.5	408.6
Hospitality and management services expenses	45.9	56.8	176.3	216.8	228.0

Hospitality and management services, net	56.4	54.2	220.3	211.7	180.6

Add:
Impairments and other write-offs			—	—	17.5
Severance and restructuring costs	0.6	—	0.5	—	14.3

Hospitality and management services adjusted EBITDA	57.0	54.2	220.8	211.7	212.4

Segment adjusted EBITDA	89.6	58.4	265.4	526.3	476.6

General and administrative	(29.7)	(34.6)	(109.7)	(130.2)	(125.8)

Adjusted EBITDA	$59.9	$23.8	$155.7	$396.1	$350.8

Financial Condition, Liquidity and Capital Resources

Liquidity and Capital Resources

Diamond’s primary sources of liquidity have historically been cash from operations and the financing transactions as discussed herein. We had $197.4 million, $226.2 million and $230.5 million in cash and cash equivalents as of March 31, 2021, December 31, 2020 and December 31, 2019, respectively.

Cash Flows

The following table presents summarized consolidated cash flow information for the periods presented ($in millions).

	Three Months Ended
	March 31, 2021	March 31, 2020	$ Change	% Change
Cash provided by (used in):
Operating activities	$79.4	$(3.3)	$82.7	(2,506.1)%
Investing activities	(4.9)	(4.6)	(0.3)	6.5%
Financing activities	(96.5)	160.1	(256.6)	(160.3)%

Net change in cash, cash equivalents and restricted cash	$(22.0)	$152.2	$(174.2)	(114.5)%

Cash interest paid on corporate indebtedness	$62.5	$63.1	$(0.6)	(1.0)%

Cash interest paid on securitization notes and Funding Facilities	$6.3	$7.8	$(1.5)	(19.2)%

Cash paid for taxes, net	$1.1	$(0.1)	$1.2	(1,200.0)%

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash provided by (used in):
Operating activities	$126.1	$123.2	$32.5
Investing activities	(19.4)	(29.1)	(251.5)
Financing activities	(121.4)	(18.9)	115.3

Net change in cash, cash equivalents and restricted cash	$(14.7)	$75.2	$(103.7)

Cash interest paid on corporate indebtedness	$150.1	$156.5	$155.4

Cash interest paid on securitization notes and Funding Facilities, net	$29.8	$34.3	$29.9

Cash paid for taxes, net of cash tax refunds	$1.8	$3.8	$4.3

Comparison of Cash Flows for the Three Months Ended March 31, 2021 and March 31, 2020.

Net cash provided by operating activities increased by $82.7 million for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. The increase was primarily attributable to steps taken to enhance liquidity, preserve cash, reduce expenditures in response to COVID-19 impacts. These include measures such as reduction in both salaries and workforce and deferral of non-essential operating expenditures.

Net cash used in investing activities decreased by $0.3 million for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. The decrease was primarily attributable to a reduction in property and equipment capital expenditures and partially offset by the sale of undeveloped land that closed in January 2020.

Net cash used in financing activities increased by $256.6 million for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. The increase was primarily attributable to decrease in net proceeds on securitization notes and Funding Facilities.

Comparison of Cash Flows for the Years Ended December 31, 2020 and December 31, 2019.

Net cash provided by operating activities increased by $2.9 million for the year ended December 31, 2020, when compared to the year ended December 31, 2019 which is primarily due to steps taken to enhance liquidity, preserve cash, reduce expenditures and provide financial flexibility as a result of the economic downturn caused by COVID-19. These include measures such as: reductions in both salaries and workforce, including voluntary reductions in salaries by Diamond’s executive leadership team; unpaid employee furloughs; temporary elimination of 401(k) matching; and deferral of all non-essential operating expenditures.

Net cash used in investing activities decreased by $9.7 million for the year ended December 31, 2020, when compared to the year ended December 31, 2019, which is primarily attributable to proceeds from the sale of undeveloped land which closed in January 2020.

Net cash used in financing activities increased by $102.5 million for the year ended December 31, 2020, as compared to the year ended December 31, 2019. The increase is primarily attributable to a decrease in net proceeds on securitization notes and Funding Facilities.

Comparison of Cash Flows for the Year Ended December 31, 2019 and December 31, 2018.

Net cash provided by operating activities increased by $90.7 million for the year ended December 31, 2019, when compared to the year ended December 31, 2018 which is primarily due to $16.6 million of proceeds received under our business interruption insurance policies for resort closures as a result of Hurricane Irma in 2019 and cash used to defend and settle dissenting stockholder lawsuits raised subsequent to the Apollo Merger in 2018.

Net cash used in investing activities decreased by $222.4 million for the year ended December 31, 2019, when compared to the year ended December 31, 2018, primarily as a result of cash paid to acquire the Modern in April 2018.

Net cash provided by financing activities decreased by $134.2 million for the year ended December 31, 2019, as compared to the year ended December 31, 2018. The decrease was primarily attributable to the issuance of a principal amount of $200.0 million incremental term loans under the 2016 Senior Credit Facility for the acquisition of the Modern hotel in April 2018, partially by an offset by increase in net payments on securitization notes and Funding Facilities in 2019.

VOI Inventory

During the three months ended March 31, 2021 and 2020, we used cash totaling $15.1 million and $16.7 million, respectively, for acquisitions of VOI inventory, including administrative costs of recovery. For the three months ended March 31, 2021 and 2020, these amounts include $14.3 million and $14.9 million, respectively, for the settlement of related party payables for acquisitions of VOI inventory pursuant to our inventory assignment and recovery agreements (“IRAAs”). These related party payables have been settled against related party receivables balances where we have a legal right of offset.

During the years ended December 31, 2020, 2019 and 2018, Diamond used cash totaling $32.6 million, $62.1 million and $72.6 million, respectively, for acquisitions of VOI inventory, including administrative costs of recovery. For the years ended December 31, 2020, 2019 and 2018, these amounts include $27.3 million, $42.2 million and $52.3 million, respectively, for the settlement of related party payables for acquisitions of VOI inventory pursuant to our IRAAs. These related party payables have been settled against related party receivables balances where Diamond has a legal right of offset.

The acquisition (including recovery) and development of VOI inventory are key factors in maintaining inventory for future sales. The amounts of inventory that may be purchased or developed in future periods may vary due to a wide variety of factors, some of which are not within Diamond’s control; however, Diamond expects that significant future funds will be committed towards the purchase or development of VOI inventory. Such amounts may or may not be consistent with cash used for these purposes in prior periods. Diamond believes that its VOI inventory on-hand as of March 31, 2021 is sufficient to support sales over the next year giving Diamond flexibility in when it would acquire additional VOI inventory to support sales beyond that time frame.

Liquidity and Future Capital Requirements

The ability to monetize eligible Vacation Interest notes receivable has been critical to Diamond’s continued liquidity. Access to public asset-backed security funding has slowed as COVID-19 negatively impacted the capital markets. The impact of COVID-19 on the financial markets may have an impact on the availability of this type of funding in the near term and the near future.

As of March 31, 2021, Diamond had $541.5 million of availability under the Funding Facilities, subject to $187.1 million of eligible notes receivable, and $92.0 million of availability under its Revolving Credit Facility.

In April 2021, we completed a securitization transaction involving the issuance of $319.2 million of securities (the “DROT 2021-1 Notes”). The DROT 2021-1 Notes proceeds were used to fund reserve accounts, pay costs associated with the transaction, and repaid amounts outstanding of $134.1 million in principal and accrued interest under the Funding Facilities, with the remaining cash of $93.3 million transferred to Diamond for general corporate purposes.

Diamond believes that its current net cash from operations, cash and cash equivalents on hand, and its existing non-recourse securitizations and Funding Facilities provide it with sufficient liquidity to meet its ongoing cash needs for the near future. Based on Diamond’s current estimates regarding the magnitude and length of the disruptions to its business, it does not anticipate these disruptions will impact its ability to meet its obligations when due or its ability to maintain compliance with its debt covenants for at least the next 12 months.

The ultimate magnitude and length time that the disruptions from COVID-19 will continue is highly uncertain. This uncertainty will require Diamond’s management team to continually assess the situation, including the impact of changes to government-imposed restrictions. Accordingly, Diamond’s estimates regarding the magnitude and length of time that these disruptions will continue to impact the company’s results of operations, cash flows and financial condition may change in the future and such changes could be material.

Indebtedness

As of March 31, 2021, Diamond had $2.0 billion of recourse indebtedness (excluding debt issuance costs), which included $862.8 million of term loans under the Senior Facilities, $500.0 million of the First Lien Notes, and $591.0 million of the Senior Notes. Diamond also had $569.5 million of non-recourse indebtedness of our special-purpose subsidiaries (excluding debt issuance costs) in connection with its securitization program and Funding Facilities.

Diamond’s indebtedness could limit its ability to borrow money for its working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes. In addition, the Senior Facilities and the indentures governing the Existing Diamond Notes contain restrictive covenants that limit its ability to engage in activities that may be in its long-term best interest. See “Risk Factors” in this offering memorandum for additional details on risks related to our substantial indebtedness.

Securitization notes and Funding Facilities, net. Diamond monetizes a substantial portion of the Vacation Interests notes receivable it generates through asset-backed bank Funding Facilities and periodically accesses the capital markets by issuing asset-backed securities through its securitization program. Diamond generally expects to securitize its Vacation Interests notes receivable at least once a year. The asset-backed facilities are non-recourse.

Diamond has depended on the availability of credit to finance the consumer loans that it provides to its customers for the purchase of their VOIs. Accordingly, the availability of financing for the sale or pledge of these receivables to generate liquidity is a critical factor in its ability to meet its short-term and long-term cash needs. Diamond has historically relied upon its ability to monetize receivables in the securitization market in order to generate liquidity and create capacity in its Funding Facilities. Any disruption to the asset-backed securities market or Diamond’s ability to access such markets could adversely impact Diamond’s ability to obtain such financings.

As noted previously, Diamond had $541.5 million available under the Funding Facilities as of March 31, 2021, which has reduced its reliance on the securitizations market.

As of March 31, 2021, the Funding Facilities had commitment amounts ranging from $125.0 million to $200.0 million. The advance rate for the Vacation Interests notes receivable varies based on the characteristics of the eligible notes receivable with an overall limit range of 80% to 86%. Borrowings under the Funding Facilities bear variable interest rates of 1.75% to 3.00% plus LIBOR and are subject to non-use fees. The facilities generally have a four-year maturity with a two- to three-year advance period and one- to two-year amortization period. Additionally, the facilities contain customary performance triggers and financial covenants. The inability to meet these triggers and financial covenants could impact the monthly residual cash Diamond receives, limit its ability to draw on one or more of the Funding Facilities and potentially limit its ability to secure additional borrowings under the Funding Facilities. Diamond was in compliance with all financial covenants as of March 31, 2021.

In general, the cost of financing related to Diamond’s securitization notes and Funding Facilities fluctuates consistent with macroeconomic conditions and is not directly impacted by the delinquency or default rates of its VOI consumer loans. Delinquency and default rates generally are relevant factors to be considered when negotiating the credit enhancement terms of Diamond’s securitization notes and Funding Facilities, such as advance rates. Diamond’s weighted average effective interest rate on its securitization notes and Funding Facilities was 3.4% as of both March 31, 2021 and December 31, 2020, respectively.

Diamond’s ability to secure short-term and long-term financing in the future will depend on a variety of factors, including its future profitability, the performance of its consumer loan receivable portfolio, its relative levels of debt and equity, the credit ratings of its corporate indebtedness and securitization notes and Funding Facilities, net and the overall condition of the credit and securitization markets. There can be no assurances that any such financing will be available to Diamond. If Diamond is unable to secure short-term and long-term financing in the future or if cash flows from operations are less than expected, Diamond’s liquidity and cash flows would be materially and adversely affected, it may be required to curtail our sales and marketing operations, and it may not be able to implement its growth strategy.

Diamond monitors the capital markets and its capital structure and makes changes from time to time, with the goal of maintaining financial flexibility, preserving or improving liquidity and/or achieving cost efficiency. From time to time Diamond may elect to continue to repurchase additional amounts of its outstanding debt, including repurchases of Senior Notes or First Lien Notes, for cash through open market repurchases or privately negotiated transactions with certain of its debt holders, although there is no assurance it will do so.

See “Note 16— Borrowings”, “Note 12—Borrowings” and “Note 19—Subsequent Events,” to our audited consolidated financial statements included in this offering memorandum for additional details related to Diamond’s borrowings, including details related to its securitization notes and Funding Facilities.

See “Risk Factors” in this offering memorandum for a discussion of, among other items, interest rate risk, including the potential risks related to our variable rate indebtedness as well as the risk that future increases in interest rates could result in a decline in our net interest margin from our consumer financing activities.

Deferred Taxes

As of the tax period ended December 31, 2020, Diamond had $500.5 million of unused federal net operating losses (“NOLs”) carry-forwards, $300.8 million of unused state NOLs and $150.0 million of foreign NOLs with expiration dates from 2020 through 2038 (except for certain foreign NOLs that do not expire) that may be applied against future taxable income, subject to certain limitations. As of March 31, 2021, there have been no material changes to our deferred taxes from December 31, 2020.

Diamond expects the rate at which it pays cash taxes to be less than the statutory tax rate for the foreseeable future. See “Note 18—Income Taxes” to the audited consolidated financial statements of Diamond included elsewhere in this offering memorandum for additional information related to income tax matters.

Commitments and Contingencies

From time to time, Diamond is subject to certain legal proceedings and claims in the ordinary course of business. See “Note 19—Commitments and Contingencies” to Diamond’s audited consolidated financial statements included elsewhere in this offering memorandum and “Business—Legal Proceedings” in this offering memorandum for further detail.

Off-Balance Sheet Arrangements

As of March 31, 2021, Diamond did not have any off-balance sheet arrangements.

Contractual Obligations.

The following table presents Diamond’s obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2020 (in millions):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Corporate indebtedness, including interest payable	$2,395.5	$159.4	$1,602.7	$633.4	$—
Securitization notes and Funding Facilities, net including interest payable(1)	726.8	122.3	277.7	115.1	211.7
Purchase obligations and other commitments(2)	34.7	9.1	10.4	10.4	4.8
Operating lease obligations	24.5	8.0	13.5	3.0	—
Sales and marketing commitments	$18.1	$7.9	$8.4	$1.8	$—

Total	$3,199.6	$306.7	$1,912.7	$763.7	$216.5

(1)	Assumes certain estimates for payment and cancellations on collateralized outstanding Vacation Interests notes.
(2)

This line contains purchase obligations as well as estimated payments due under a management consulting agreement. See “Note 7—Transactions with Related Parties” to Diamond’s consolidated financial statements included with this offering memorandum for details related to this agreement. The amounts included above are based upon the minimum annual fee of $5.0 million for the term of the agreement. The variable aspect of the agreement is not determinable at this time, and is based upon the greater of $5.0 million or 2% of Pro Forma Adjusted EBITDA, as defined in the agreement, for each annual period. The amounts above also include fees due during the renewal periods.

Diamond’s accrued liabilities in its consolidated balance sheets included with this offering memorandum include unrecognized tax benefits. As of December 31, 2020, Diamond had unrecognized tax benefits of $7.1 million. At this time, Diamond is unable to make a reasonably reliable estimate of the timing of payments, if any, in individual years in connection with these tax liabilities; therefore, such amounts are not included in the contractual obligations table above.

There were no material changes outside the ordinary course of business to our contractual obligations from December 31, 2020, as reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Diamond—Contractual Obligations” in this offering memorandum, through March 31, 2021.

Information Regarding Geographic Areas of Operation. See “Note 24—Segment Reporting” to Diamond’s audited consolidated financial statements included with this offering memorandum for Diamond’s geographic segment information.

Critical Accounting Policies and Use of Estimates

Management’s discussion and analysis of Diamond’s results of operations and liquidity and capital resources are based on its consolidated financial statements. To prepare its consolidated financial statements in accordance with U.S. GAAP, Diamond must make estimates and assumptions that affect the amounts reported in its consolidated financial statements. Diamond regularly evaluates these estimates and assumptions, particularly in areas it considers to be critical accounting estimates, where changes in the estimates and assumptions could have a material effect on its results of operations, financial position or cash flows. By their nature, judgments are subject to an inherent degree of uncertainty and therefore actual results can differ from our estimates. See “Note 2—Summary of Significant Accounting Policies” to Diamond’s audited consolidated financial statements included with this offering memorandum for further detail on these critical accounting policies as well as the discussion that follows.

Vacation Interests Sales, Net—Diamond sells VOIs through its sales centers which are primarily located in North America. Typical contracts include the sale of points-based VOIs, certain sales incentives in the form of additional points for use over a specified period of time, and membership in its points-based vacation programs, each of which represents separate and distinct performance obligations for which consideration is allocated based on the estimated stand-alone selling price of sales incentives and membership dues. Diamond estimates stand-alone selling price based on historical information and allocate the remainder of the transaction price to the sale of points-based VOIs due to the variability in observable historical prices for traditional VOI sales.

Diamond generally offers financing of up to 90% of the purchase price of its VOI contracts with a typical term of 10 years, for which the financed amount represents variable consideration. Variable consideration is estimated based on the expected value method to the extent that it is probable a significant reversal is not expected to occur. Diamond estimates the expected value to be collected based on historical default rates and recognizes revenue net of amounts deemed to be uncollectible. Variable consideration that has not been included in the transaction price is presented as an allowance on Vacation Interests notes receivable. Diamond analyzes its allowance for loan and contract losses quarterly and make adjustments based on current trends in consumer loan delinquencies and defaults, the customer’s credit score and other criteria, if necessary. See “Note 6—Vacation Interests Notes Receivable and Allowance” to Diamond’s audited consolidated financial statements included with this offering memorandum for further detail.

Diamond recognizes revenue related to its points-based VOIs when control of the points passes to the customer, which generally occurs after the expiration of the applicable statutory rescission period. For payment plans that restrict the use of points-based VOI products until a number of payments have been made, Diamond recognizes revenue after the use restrictions have been lifted, which typically occurs after 90 days of the sale. Revenue related to sales incentives, which typically provides the customer with the right to reserve additional vacation stays over the average 18 month term of the incentive, is recognized based on usage. Diamond estimates breakage on incentives based on historical data and recognize estimated breakage proportionately to when other customers use their incentives. Revenue related to membership dues for the Diamond Clubs are included in the hospitality and management services segment as described below. See “Note 2—Summary of Significant Accounting Policies” to Diamond’s audited consolidated financial statements with this offering memorandum for additional information.

Allowance for Vacation Interests Notes Receivable—Diamond uses significant estimates to record a provision for uncollectible Vacation Interests notes receivable. This provision is calculated as projected gross losses for originated Vacation Interests notes receivable, not taking into account estimated VOI recoveries. Diamond applies historical default percentages to the Vacation Interests notes receivable population and evaluates other factors such as economic conditions, industry trends, defaults and the age of past due amounts to analyze the adequacy of the allowance. Any changes to the assumptions used in calculating the allowance could result in a significantly different estimate of uncollectible Vacation Interests notes receivable. If actual Vacation Interests notes receivable losses differ materially from these estimates, Diamond’s future results of operations may be adversely impacted.

Vacation Interests Cost of Sales—Diamond applies the relative sales value method for recording cost of sales. Under the relative sales value method, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage ratio of total estimated development cost to total estimated VOI revenue, including estimated future revenue and incorporating factors such as changes in prices and the recovery of VOIs generally as a result of contract receivable defaults. The effect of such changes in estimates under the relative sales value method is accounted for on a retrospective basis through corresponding current-period adjustments to inventory and cost of sales. Accordingly, small changes in any of the numerous estimates in the model can have a significant financial statement impact due to the retroactive nature of any required adjustments.

Impairment of Long-Lived Assets—Diamond’s most significant long-lived assets are goodwill and other intangible assets.

Diamond does not amortize goodwill, but rather evaluates goodwill for potential impairment on an annual basis or at other times during the year if events or circumstances indicate that it is “more-likely-than-not” that the fair value of a reporting unit is below the carrying amount.

Diamond reviews definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows expected to result from the use and eventual disposition of an asset is less than its net book value, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset.

There are several estimates inherent in evaluating goodwill and other intangible assets for impairment. In particular, future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. In addition, the determination of capitalization rates and the discount rates used in the impairment tests are highly judgmental and dependent in large part on expectations of future market conditions. As of December 31, 2020, Diamond had goodwill of $881.6 million and definite-lived intangible assets of $1,013.1 million.

If future results of operations and cash flows are not at sufficient levels, there is a possibility that Diamond may have to record impairments of goodwill and other intangible assets in the future, which could be material to its consolidated financial statements. See also “Note 12—Goodwill” and “Note 13—Other Intangible Assets, net” to Diamond’s audited consolidated financial statements included with this offering memorandum.

Income Taxes—Diamond reduces the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the reversal of existing taxable temporary differences, the duration of statutory carry forward periods, Diamond’s experience with operating loss and tax credit carry-forwards not expiring unused, and tax planning alternatives. The above factors can be highly subjective, and as such, actual results may differ from its estimates.

Diamond assesses uncertainty in income taxes using a two-step approach to recognize and measure uncertain tax positions. Diamond considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. See “Note 18—Income Taxes” to Diamond’s audited consolidated financial statements included with this offering memorandum for additional information related to income tax related matters.

Recently Issued Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements” to Diamond’s audited consolidated financial statements included with this offering memorandum for a discussion of the recently issued accounting pronouncements that impact us.

Quantitative and Qualitative Disclosures About Market Risk

Inflation. Inflation and changing prices have not had a material impact on Diamond’s revenues and net income (loss) during any of its three most recent fiscal years; however, to the extent inflationary trends affect short-term interest rates, a portion of its debt service costs, as well as the rates Diamond charges on its consumer loans, may be affected.

Interest Rate Risk. Diamond is exposed to interest rate risk through its variable rate indebtedness, including the Funding Facilities and the Senior Facilities. The U.S. Federal Reserve has recently increased interest rates and has indicated there may be future interest rate increases. In addition, Diamond’s variable rate indebtedness uses LIBOR as a benchmark for establishing the applicable interest rate and may be hedged with LIBOR-based interest rate derivatives. LIBOR is the subject of recent international and regulatory guidance and may be phased out as an interest rate benchmark as of the year ending 2021, although there is no definitive information regarding the future use of LIBOR or any particular replacement rate. Any such change may have an adverse effect on the cost of Diamond’s variable rate indebtedness or interest rate derivatives.

Diamond has attempted to manage its interest rate risk through the use of derivative financial instruments. Diamond does not hold or issue financial instruments for trading purposes and does not enter into derivative transactions that would be considered speculative positions. To manage exposure to counterparty credit risk in interest rate swap and cap agreements, at times Diamond enters into agreements with highly-rated institutions that can be expected to fully perform under the terms of such agreements. See “Note 20— Fair Value Measurements” to Diamond’s audited consolidated financial statements included with this offering memorandum.

To the extent Diamond assumes additional variable rate indebtedness in the future, any increase in interest rates beyond amounts covered under any corresponding derivative financial instruments, particularly if sustained, could have an adverse effect on its results of operations, cash flows and financial position. Diamond cannot assure that any hedging transactions it enters into will adequately mitigate the adverse effects of interest rate increases or that counterparties in those transactions will honor their obligations.

Additionally, Diamond derives net interest margin from its consumer financing activities to the extent the interest rates it charges its customers who finance their purchases of VOIs exceed the variable interest rates it pays to its lenders. Net interest margin is calculated as the difference between consumer financing interest revenue and consumer financing interest expense. Because Diamond’s Vacation Interests notes receivable generally bear interest at fixed rates, future increases in interest rates may result in a decline in Diamond’s net interest margin.

As of December 31, 2020, 40.0% of Diamond’s borrowings, or $1,020.3 million, bore interest at variable rates. However, all of Diamond’s variable-rate borrowings require a minimal interest rate floor when LIBOR is below certain levels. Assuming the level of variable-rate borrowings outstanding at December 31, 2020, and assuming a one percentage point increase in the 2020 average interest rate payable on these borrowings, Diamond estimates that its interest expense would have increased and pre-tax income would have decreased by $11.1 million for the year ended December 31, 2020.

Foreign Currency Translation Risk. In addition to our operations throughout the U.S., Diamond conducts operations in international markets from which it receives, at least in part, revenues in foreign currencies. Because Diamond’s financial results are reported in U.S. dollars, fluctuations in the value of the Euro, British Pound Sterling, Mexican Peso and Canadian dollar against the U.S. dollar have had, and will continue to have, an effect, which may be significant, on its reported financial results.

A decline in the value of any of the foreign currencies in which Diamond receives revenues, including the Euro, British Pound Sterling, Mexican Peso and Canadian dollar, against the U.S. dollar will tend to reduce its reported revenues and expenses, while an increase in the value of any such foreign currencies against the U.S. dollar will tend to increase its reported revenues and expenses; however the impacts on Diamond’s revenues and expenses may not always be equivalent. Variations in exchange rates could affect the comparability of Diamond’s financial results between financial periods; however, since sales of Vacation Interests transacted in U.S. dollars have historically accounted for more than 90% of Diamond’s consolidated Vacation Interests sales revenue, and management and member services revenue is similarly concentrated, Diamond does not expect the variations in exchange rates to have a material impact on its financial results.

Changes in and Disagreements with Accountants

Diamond has had no changes in and disagreements with accountants on account and financial disclosure that would be required to be disclosed under Item 304(b) of Regulation S-K under the Exchange Act.

Unaudited Condensed Consolidated Financial Statements of Dakota Holdings, Inc.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions)

(Unaudited)

	March 31, 2021	December 31, 2020
Assets:
Cash and cash equivalents	$197.4	$226.2
Cash in escrow and restricted cash	100.2	92.9
Vacation Interests notes receivable, net	594.4	609.5
Due from related parties, net	17.4	42.1
Other receivables, net	54.0	27.5
Income tax receivable	3.8	3.0
Deferred tax asset	1.3	1.4
Prepaid expenses and other assets	447.1	202.8
Unsold Vacation Interests	633.9	650.3
Property and equipment, net	355.2	360.2
Goodwill	881.6	881.6
Other intangible assets, net	992.1	1,013.1

Total assets	$4,278.4	$4,110.6

Liabilities and Stockholders’ Equity:
Accounts payable	$29.3	$18.0
Due to related parties, net	230.3	15.0
Accrued liabilities	223.9	233.6
Income taxes payable	1.5	1.5
Deferred income taxes, net	378.3	384.8
Deferred revenues	210.8	146.4
Corporate indebtedness, net	1,927.7	1,906.4
Securitization notes and Funding Facilities, net	559.3	642.2

Total liabilities	3,561.1	3,347.9

Commitments and Contingencies (Note 15)
Stockholders’ equity:
Common stock: par value $0.01 per share; 175.0 authorized; 106.7 and 106.0 issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	1.1	1.1
Preferred stock: par value $0.01 per share; 10.0 shares authorized; 0 shares issued and outstanding as of March 31, 2021 and December 31, 2020	—	—
Additional paid-in capital	1,078.8	1,079.3
Accumulated loss	(365.5)	(320.5)
Accumulated other comprehensive income	2.9	2.8

Total stockholders’ equity	717.3	762.7

Total liabilities and stockholders’ equity	$4,278.4	$4,110.6

See Notes to Condensed Consolidated Financial Statements.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(in millions, except per share data)

(Unaudited)

	Three Months Ended
	March 31, 2021	March 31, 2020
Revenues:
Vacation Interests sales, net of provision of $28.8, and $100.6, respectively	$98.9	$82.3
Management and member services revenue	100.3	108.6
Consumer financing interest	25.6	27.9
Other	16.7	21.1

Total revenues	241.5	239.9

Costs and Expenses:
Vacation Interests cost of sales	19.6	19.1
Advertising, sales and marketing	70.5	103.1
Vacation Interests carrying cost, net	26.2	19.4
Management and member services expense	45.1	55.9
Loan portfolio	6.9	8.7
General and administrative	46.7	41.1
Depreciation and amortization	29.8	29.4
Goodwill impairment	—	103.4
Impairments and other write-offs	—	14.1
Consumer financing interest expense	8.6	9.2
Gain on disposal of assets, net	—	(0.6)

Total operating costs and expenses	253.4	402.8

Interest income	(0.2)	(0.9)
Corporate indebtedness interest expense	40.3	51.1

Loss before benefit for income taxes	(52.0)	(213.1)
Benefit for income taxes	(7.0)	(27.0)

Net loss	(45.0)	(186.1)

Other comprehensive income (loss):
Currency translation adjustments, net of tax of $0	0.1	(3.3)

Total other comprehensive income (loss), net of tax	0.1	(3.3)

Comprehensive loss	$(44.9)	$(189.4)

Net loss per share:
Basic	$(0.42)	$(1.76)
Diluted	$(0.42)	$(1.76)
Weighted average common shares outstanding
Basic	106.2	106.0
Diluted	106.2	106.0

See Notes to Condensed Consolidated Financial Statements.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in millions)

(Unaudited)

	Common Stock Shares Outstanding	Common Stock Par Value	Additional Paid-in Capital	Accumulated Loss	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at January 1, 2021	106.0	$1.1	$1,079.3	$(320.5)	$2.8	$762.7
Net loss	—	—	—	(45.0)	—	(45.0)
Stock-based compensation	—	—	1.8	—	—	1.8
Issuance of common stock	0.7	—	(2.3)	—	—	(2.3)
Other comprehensive loss:
Currency translation adjustment, net of tax of $0	—	—	—	—	0.1	0.1

Balance at March 31, 2021	106.7	$1.1	$1,078.8	$(365.5)	$2.9	$717.3

	Common Stock Shares Outstanding	Common Stock Par Value	Additional Paid-in Capital	Accumulated Loss	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at January 1, 2020	106.0	$1.1	$1,066.4	$(35.9)	$2.6	$1,034.2
Net loss	—	—	—	(186.1)	—	(186.1)
Stock-based compensation	—	—	0.6	—	—	0.6
Other comprehensive income:
Currency translation adjustment, net of tax of $0	—	—	—	—	(3.3)	(3.3)

Balance at March 31, 2020	106.0	$1.1	$1,067.0	$(222.0)	$(0.7)	$845.4

See Notes to Condensed Consolidated Financial Statements.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

(Unaudited)

	Three Months Ended
	March 31, 2021	March 31, 2020
Operating activities:
Net loss	$(45.0)	$(186.1)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for uncollectible Vacation Interests sales revenue	28.8	100.6
Amortization of capitalized financing costs and original issue discounts	6.8	5.5
Amortization of capitalized loan origination costs and net portfolio premiums	5.6	7.5
Depreciation and amortization	29.8	29.4
Stock-based compensation	1.8	0.6
Non-cash lease expense	2.1	2.4
Unrealized (gain) loss on derivative instruments	(1.0)	9.5
Impairments and other write-offs	—	117.5
Gain on disposal of assets, net	—	(0.6)
Deferred income taxes, net	(6.5)	(27.6)
Other, net	(0.4)	0.6
Changes in operating assets and liabilities:
Vacation Interests notes receivable, net	(19.3)	(28.6)
Due from related parties, net	49.0	34.8
Other receivables, net	(26.3)	(7.1)
Prepaid expenses and other assets	(241.0)	(228.4)
Unsold Vacation Interests	16.6	17.7
Accounts payable	12.0	1.1
Due to related parties, net	214.8	153.4
Accrued liabilities	(11.7)	(64.3)
Income tax receivable, net	(0.7)	0.6
Deferred revenues	64.0	58.2

Net cash provided by (used in) operating activities	79.4	(3.3)

Investing activities:
Property and equipment capital expenditures	(4.9)	(11.6)
Proceeds from sale of assets	—	7.0

Net cash used in investing activities	(4.9)	(4.6)

Financing activities:
Proceeds from issuance of corporate indebtedness	—	92.0
Proceeds from issuance of securitization notes and Funding Facilities	—	157.1
Payments on corporate indebtedness	(11.5)	(7.8)
Payments on securitization notes and Funding Facilities	(84.7)	(81.2)
Payments on debt issuance costs	(0.3)	—

Net cash (used in) provided by financing activities	(96.5)	160.1

Net (decrease) increase in cash, cash equivalents and restricted cash	(22.0)	152.2
Effect of changes in exchange rates on cash, cash equivalents and restricted cash	0.5	(2.1)
Cash, cash equivalents and restricted cash, beginning of period	319.1	332.8

Cash, cash equivalents and restricted cash, end of period	$297.6	$482.9

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash interest paid on corporate indebtedness	$62.5	$63.1

Cash interest paid on securitization notes and Funding Facilities	$6.3	$7.8

Cash paid for taxes (cash received for tax refunds), net	$1.1	$(0.1)

See Notes to Condensed Consolidated Financial Statements.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1—Business, Background and Basis of Presentation

Business and Background

Dakota Holdings, Inc., (“Dakota” or the “Company”) is a Delaware corporation that was incorporated on June 27, 2016 by certain investment funds affiliated with or managed by Apollo Global Management, Inc. and its subsidiaries (“Apollo”), including Apollo Investment Fund VIII, L.P., along with their parallel investment funds (the “Apollo Funds”) and certain co-investors (Reverence Capital Partners, L.P., or “Reverence”). Dakota and its subsidiaries were established to complete the acquisition of Diamond Resorts International, Inc. (“DRII”). DRII is a holding company, the principal asset of which is the direct and indirect ownership of equity interests in its subsidiaries, including Diamond Resorts Corporation, the wholly-owned operating subsidiary that has historically conducted the business described below.

Prior to the acquisition of DRII on September 2, 2016 (the “Apollo Merger”), Dakota had no operations or activity other than acquisition related costs. Subsequent to the Apollo Merger, Dakota became the holding company and derives all of its operating income and cash flows from DRII and its subsidiaries. Other than (i) the acquisition of the equity securities of DRII and the payment of transaction costs at the closing of the Apollo Merger and (ii) the issuance of Dakota Holdings common shares to certain employees and non-employee directors of the Company; there has been no significant activity related to DRII’s parent entities in the condensed consolidated financial statements. See “Schedule I—Condensed Financial Information of Parent Company” in the Company’s Annual Report for the year ended December 31, 2020 (the “2020 Annual Report”) for financial information of DRII’s parent entities.

The Company, through its subsidiaries, operates in the hospitality and vacation ownership industry, with a worldwide resort network of global vacation destinations located around the world, including the continental United States (“U.S.”), Hawaii, Canada, Mexico, the Caribbean, Central America, South America, Europe, Asia, Australia, New Zealand and Africa. The Company’s portfolio consists of resort properties (the “Portfolio Properties”) that the Company manages, are included in one of the Diamond Collections or are Diamond branded resorts in which we own inventory, as well as affiliated resorts and hotels, which the Company does not manage and which do not carry the Company’s brand, but are a part of the Company’s network and, through THE Club® and other Club offerings (the “Clubs”), are available for its members to use as vacation destinations.

The Company’s operations consist of two interrelated businesses: (i) vacation interests (“VOIs” or “Vacation Interests”) sales and financing, which includes marketing and sales of VOIs and consumer financing for purchasers of the Company’s VOIs; and (ii) hospitality and management services, which includes operations related to the management of the homeowners associations (the “VOAs”) for resort properties and single-and multi-resort trusts (collectively, the “Diamond Collections”), operations of the Clubs, operation of certain resort amenities and the provision of other hospitality and management services.

Hilton Grand Vacation Merger Agreement

On March 10, 2021, Hilton Grand Vacations Inc., a Delaware corporation (“HGV”), Hilton Grand Vacations Borrower LLC, a Delaware limited liability company and a wholly-owned subsidiary of HGV (“Merger Sub” or “HGV Borrower”), Dakota and the indirect parent company of DRII, that is controlled by investment funds and vehicles managed by Apollo, and certain stockholders of Dakota entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein and in accordance with applicable law, Dakota will merge with the Merger Sub (the “HGV Merger”) with Merger Sub continuing as the surviving entity after the Merger.

The board of directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement including the HGV Merger, are advisable, fair to and in the best interest

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

of Dakota and its stockholders, and authorized, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the HGV Merger.

Apollo and the other Dakota stockholders are expected to receive 34.4 million of HGV common shares, valued at approximately $1.3 billion, subject to customary adjustments. Upon closing of the HGV Merger (the “Closing”), existing HGV shareholders will own approximately 72% of the combined company and Apollo and the other Dakota stockholders will own approximately 28% of the combined company. In connection with the HGV Merger, HGV intends to repay Diamond’s Senior Facilities and First Lien Notes at the HGV Merger close.

Among other things, the Closing is subject to certain conditions, including the approval of the proposed issuance of HGV common shares in connection with the HGV Merger (the “Share Issuance”) by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such matter at a special meeting of stockholders (the “HGV Stockholder Approval”). See “Note 25—Subsequent Events” in the 2020 Annual report for additional information related to terms and conditions of the Merger Agreement.

Impact of COVID-19

In March 2020 the World Health Organization designated the recent coronavirus (“COVID-19”) as a global pandemic. The results of operations for the three months ended March 31, 2021 and 2020 include impacts related to COVID-19 which have had a negative impact on the Company and the travel and hospitality industry. In response to social distancing directives and significant restrictions on travel caused by COVID-19, the Company initially closed most of its resorts and suspended its onsite sales and marketing operations. The Company has taken several steps to enhance liquidity, preserve cash, reduce expenditures and provide financial flexibility, and the Company’s management is continuing to assess the evolving situation and will take actions as appropriate.

Beginning in May 2020, as governmental authorities began to lift restrictions, the Company worked with health experts in establishing reopening safety protocols. The Company’s management implemented and trained team members on the “Diamond Standard of Clean.” Since late May 2020, we have re-opened the majority of our North American Portfolio Properties and onsite sales centers, albeit at reduced capacity levels and revenue has not returned to pre-COVID-19 levels. Although, certain Club offerings and member benefits, such as cruise itineraries, remain unavailable, the Company expects total revenue to recover to pre-COVID-19 levels late in 2021. The Company continues to monitor travel restrictions and prioritize the safety of its customers and employees. This involves a continuous assessment of whether the closure of resorts is necessary due to potential tightening of government restrictions, stay-at-home orders and the potential resurgence of coronavirus cases.

Based on the Company’s current estimates regarding the magnitude and length of the disruptions to business, the Company does not anticipate these disruptions will impact our ability to meet our obligations when due or our ability to maintain compliance with our debt covenants for at least the next 12 months. However, the ultimate magnitude and length of time that the disruptions from COVID-19 will continue is highly uncertain. This uncertainty will require the Company to continually assess the situation, including the impact of changes to government-imposed restrictions. Accordingly, our estimates regarding the magnitude and length of time that these disruptions will continue to impact the Company’s results of operations, cash flows and financial condition may change in the future and such changes could be material.

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting policies described in the 2020 Annual Report. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with accounting principles generally

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

accepted in the U.S. (“U.S. GAAP”) have been omitted from the condensed consolidated quarterly financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal and recurring nature. The accompanying condensed consolidated financial statements should be reviewed in conjunction with the Company’s consolidated financial statements included in the 2020 Annual Report. Consolidated results of operations for interim periods are not necessarily indicative of the results for the full year ending December 31, 2021 or any future period.

Note 2—Summary of Significant Accounting Policies

Significant Accounting Policies

Significant accounting policies are those policies that, in management’s view, are most important in the portrayal of the Company’s financial condition and results of operations. The methods, estimates and judgments that the Company uses in applying its accounting policies have a significant impact on the results that it reports in the condensed consolidated financial statements. Some of these significant accounting policies require the Company to make subjective and complex judgments regarding matters that are inherently uncertain. See “Note 2—Summary of Significant Accounting Policies” to the consolidated financial statements included in the 2020 Annual Report for a discussion of the Company’s significant accounting policies.

Principles of Consolidation

The condensed consolidated financial statements include the Company’s wholly-owned subsidiaries and entities in which the Company has a controlling financial interest, including certain variable interest entities (“VIEs”). All intercompany balances have been eliminated in consolidation.

Use of Estimates

The condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, “Reference Rate Reform” (“ASU No. 2020-04”), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate (“LIBOR”) or by another reference rate expected to be discontinued. These optional amendments were effective for all entities upon issuance and can be applied to certain contract modifications through December 31, 2022. The Company did not have any qualifying contract modifications in the quarter ended March 31, 2021 and will continue to evaluate whether this guidance impacts future contract modifications as they occur.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740):—Simplifying the Accounting for Income Taxes” (“ASU No. 2019-12”), which amends existing guidance related to calculating income taxes in interim periods and the recognition of franchise tax, among other clarifications. The new

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU No. 2019-12 on January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Note 3—Revenue

A description of principal activities and accounting policies under ASC 606—Revenue from Contracts with Customers (“ASC 606”) can be found in “Note 2—Summary of Significant Accounting Policies” to the consolidated financial statements included in the 2020 Annual Report.

The following represents revenue disaggregated by major products and services and revenue allocated to the Company’s performance obligations for the periods presented below (in millions):

	Three Months Ended
	March 31, 2021	March 31, 2020
Vacation Interests Sales and Financing segment:
Vacation Interests sales, net	$98.9	$82.3
Consumer financing interest	25.6	27.9
Other revenue	14.7	18.7

Total segment revenues	$139.2	$128.9

Sales incentives(a)	$10.9	$18.1

Hospitality and Management Services segment:
Management services	$80.8	$90.4
Membership services	19.5	18.2
Other revenue	2.0	2.4

Total segment revenues	$102.3	$111.0

(a)	Sales incentives are treated as incidental operations and presented net within Vacation Interests carrying cost, net.

Contract balances and contract costs

The Company will recognize contract balances for deferred revenue related to payments collected before the Company’s performance obligations are met. For more detailed information about outstanding performance obligations see “Note 11—Deferred Revenues.”

The Company does not have material contract acquisition costs related to management and member services and pays sales commissions on the sale of VOIs. Incremental fees and commissions paid are not recoverable as those commissions paid related to the sale of points, therefore commissions related to the sale of points are recognized in connection with the sale. However, commissions related to incentives are recoverable and therefore capitalized as contract costs. These contract costs are recognized at the point in time that the revenue related to the incentive is recognized and included within Vacation Interests carrying cost, net on the condensed consolidated statements of operations and comprehensive loss. Capitalized costs were $19.1 million and $18.4 million as of March 31, 2021 and December 31, 2020, respectively, and total amortization was $1.5 million and $3.7 million, for the three months ended March 31, 2021 and 2020, respectively.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Note 4—Vacation Interests Notes Receivable and Allowance

The Company provides financing to certain purchasers of VOIs, which are collateralized by their VOIs. Eligibility for this financing is principally dependent upon the customer’s Fair Isaac Corporation (“FICO”) credit scores and other factors, which are based on review of the customer’s credit history. As of March 31, 2021, Vacation Interests notes receivable bore interest at fixed rates generally between 5.0% and 24.9%. The Vacation Interests notes receivable originated by the Company generally have a term of 10 years and may be prepaid at any time without penalty. The weighted average interest rate of outstanding Vacation Interests notes receivable was 15.2% as of both March 31, 2021 and December 31, 2020, respectively.

The Company’s accrued interest on Vacation Interests notes receivable is accrued based on the contractual provisions of the loan documents, which is suspended at the earlier of (i) the customer’s account becoming over 90 days delinquent, or (ii) the completion of cancellation or foreclosure proceedings. If payments are received while a consumer loan is considered delinquent, interest is recognized on a cash basis. Interest accrual resumes once a customer has brought the account current. Based the Company’s policy to timely charge-off accrued interest, the Company does not require an allowance for credit losses for accrued interest receivables. Write-offs related to accrued interest receivables included in consumer financing interest revenue were $2.5 million and $2.7 million for the three months ended March 31, 2021 and 2020, respectively. Accrued interest receivables are presented in other receivables on the condensed consolidated balance sheet and were $8.5 million and $8.6 million as of March 31, 2021 and December 31, 2020, respectively.

The Company charges off Vacation Interests notes receivable upon the earlier of: (i) the customer’s account becoming over 120 days delinquent; or (ii) the completion of cancellation or foreclosure proceedings. Vacation Interests notes receivable—securitized are collateralized against the Company’s various borrowings which are included in securitization notes and Funding Facilities, net in the accompanying condensed consolidated balance sheets. See “Note 6—Variable Interest Entities” and “Note 12—Borrowings” for further detail.

As a result of COVID-19 on the current economic environment, the Company has offered one to six month payment deferrals on eligible Vacation Interests notes receivable beginning in the second quarter of 2020. As of March 31, 2021, the principal balance of originated and “Acquired Notes” (the Company’s Vacation Interests notes receivable originated prior to the Apollo Merger), included in payment deferral programs was $22.2 million and $4.3 million, respectively. As of December 31, 2020, the principal balance of originated and Acquired Notes that participated in a payment deferral programs was $27.5 million and $4.8 million, respectively.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Vacation Interests notes receivable, net, as of the dates presented below, consisted of the following (in millions):

	March 31, 2021	December 31, 2020
Vacation Interests notes receivable—securitized	$610.6	$707.3
Vacation Interests notes receivable—other	280.0	213.1

Total Vacation Interests notes receivable	890.6	920.4

Originated Vacation Interests notes receivable:
Vacation Interests notes receivable	795.1	812.6
Allowance for loan losses	(293.2)	(307.8)
Deferred origination costs, net and other	12.1	12.9

Originated Vacation Interests notes receivable, net	514.0	517.7

Acquired Vacation Interests notes receivable:(a)
Vacation Interests notes receivable	95.5	107.8
Allowance for credit losses	(25.0)	(27.7)
Non-credit premium	9.9	11.7

Acquired Vacation Interests notes receivable, net	80.4	91.8

Total Vacation Interests notes receivable, net	$594.4	$609.5

(a)	The amortized cost of acquired Vacation Interests notes receivable was $105.4 million and $119.5 million as of March 31, 2021 and December 31, 2020, respectively.

Originated Notes

As described in “Note 2—Summary of Significant Accounting Policies,” the Company adopted ASC No. 2016-13 and the related amendments which have been included in ASC 326 as of January 1, 2020. The allowance for loan losses on the Company’s originated Vacation Interests notes receivable represents an estimate of variable consideration for the implicit right of return on financed VOI sales. Variable consideration is estimated based on the expected value method to the extent that it is probable a significant reversal is not expected to occur.

The Company’s historical estimates for variable consideration on originated notes aligns with the expected credit loss model required by ASU 2016-13, which requires the evaluation of past events, current economic conditions as well as expectations for the future based on reasonable and supportable forecasts. The Company’s allowance for loan losses is recorded on an undiscounted basis.

The Company’s provision for uncollectible Vacation Interests sales was $28.8 million and $100.6 million for the three months ended March 31, 2021 and 2020, respectively, of which there was an incremental loan loss included in the provision, related to COVID-19 of $0.0 million and $45.0 million, respectively, for both of these periods.

Estimating the amount of the incremental loan loss allowance for COVID-19 involved the use of significant estimates and assumptions. Management based its estimates on a combination of several factors, including Company’s historical default data during the most recent recession in 2008, industry data, and the Company’s recent aging trends. The Company continues to monitor this estimate as more information becomes available.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Activity in the allowance for loan losses associated with originated Vacation Interests notes receivable consisted of the following for the periods presented below (in millions):

	Three Months Ended
	March 31, 2021	March 31, 2020
Balance, beginning of period	$307.8	$299.8
Provision for uncollectible Vacation Interests sales(a)	28.4	100.3
Write-offs, net	(43.0)	(49.5)

Balance, end of period	$293.2	$350.6

(a)

The provision for uncollectible Vacation Interests sales shows activity in the allowance for loan losses associated with Vacation Interests notes receivable and includes adjustments related to deferred revenue.

The Vacation Interests notes receivable, net balance related to originated notes also includes deferred origination costs. Vacation Interests notes receivable origination costs incurred in connection with providing financing for VOIs are capitalized and amortized over the estimated life of Vacation Interests notes receivable as a decrease to consumer financing interest revenue using the effective interest method. Amortization of deferred origination costs charged to consumer financing interest revenue were $3.8 million and $5.0 million for the three months ended March 31, 2021 and 2020, respectively.

Acquired Notes

The Company’s Acquired Notes were historically accounted for using the expected cash flows method of recognizing discount or premium accretion based on the Acquired Notes’ expected cash flows pursuant to ASC 310-30, “Loans acquired with deteriorated credit quality.” The Company’s historical estimates for expected cash flows on Acquired Notes aligns with the expected credit loss model required by ASU 2016-13, which requires the evaluation of past events, current economic conditions as well as expectations for the future based on reasonable and supportable forecasts. The Company’s allowance for credit losses is recorded on an undiscounted basis.

Due to the current economic downturn resulting from COVID-19, the Company evaluated the potential impact of COVID-19 on the allowance for credit losses on its Acquired Notes in the first quarter of 2020. Due to expected increases in defaults as a result of the economic downturn, the Company increased its allowance for credit losses by $14.1 million in the three months ended March 31, 2020 using similar estimates and assumptions used in its estimate for the allowance for loan losses on originated notes. The incremental credit loss is included in impairment and other write-offs in the condensed consolidated statement of operations for the three months ended March 31, 2020. The Company will continue to monitor this estimate as more information becomes available.

Activity in the allowance for credit losses associated with acquired Vacation Interests notes receivable consisted of the following for the periods presented below (in millions):

	Three Months Ended
	March 31, 2021	March 31, 2020
Balance, beginning of period	$27.7	$36.8
Increase in allowance for credit losses	—	14.1
Write-offs, net	(2.7)	(6.2)

Balance, end of period	$25.0	$44.7

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Credit Quality Indicators—Originated Notes

The Company obtains and evaluates FICO credit scores when each loan is underwritten. Below is a summary of the credit quality (at time of origination) and aging based upon principal maturities of the Company’s originated loans as of the dates presented below (in millions):

As of March 31, 2021
FICO Scores	Current	31-60	61-90	91-120	Total
>799	$80.6	$1.9	$2.3	$1.7	$86.5
700-799	422.9	11.0	9.5	6.8	450.2
600-699	204.9	6.1	5.2	5.5	221.7
<600	22.7	1.8	1.0	0.6	26.1
No FICO Credit Scores	9.3	0.6	0.3	0.4	10.6

	$740.4	$21.4	$18.3	$15.0	$795.1

As of December 31, 2020
FICO Scores	Current	31-60	61-90	91-120	Total
>799	$86.1	$1.7	$1.3	$1.1	$90.2
700-799	442.8	9.6	7.2	5.8	465.4
600-699	203.9	7.3	5.0	4.4	220.6
<600	23.7	1.4	1.1	0.8	27.0
No FICO Credit Scores	8.6	0.5	0.2	0.1	9.4

	$765.1	$20.5	$14.8	$12.2	$812.6

Below is a summary of the credit quality by origination year of the Company’s originated loans as of the dates presented below (in millions):

As of March 31, 2021
FICO Scores	2021	2020	2019	2018	2017 & Prior	Total
>799	$15.3	$28.9	$22.1	$12.3	$7.9	$86.5
700-799	48.7	149.3	127.6	74.8	49.8	450.2
600-699	17.2	67.1	67.4	40.6	29.4	221.7
<600	2.9	10.7	8.6	3.7	0.2	26.1
No FICO Credit Scores	0.6	4.7	2.1	1.1	2.1	10.6

	$84.7	$260.7	$227.8	$132.5	$89.4	$795.1

As of December 31, 2020
FICO Scores	2020	2019	2018	2017	2016 & Prior	Total
>799	$42.8	$26.1	$13.1	$6.6	$1.6	$90.2
700-799	176.5	146.7	85.5	46.8	9.9	465.4
600-699	71.4	76.3	44.8	23.0	5.1	220.6
<600	11.2	10.0	4.3	1.5	—	27.0
No FICO Credit Scores	4.6	2.3	1.1	0.7	0.7	9.4

	$306.5	$261.4	$148.8	$78.6	$17.3	$812.6

The “No FICO Credit Scores” category in the table above is primarily comprised of customers who live outside of the United States and Canada.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Credit Quality Indicators—Acquired Notes

Below is a summary of the credit quality (at time of origination) and aging based upon principal maturities of the Company’s Acquired Notes as of the dates presented below (in millions):

As of March 31, 2021
FICO Scores	Current	31-60	61-90	91-120	Total
>799	$5.2	$0.2	$0.1	$0.1	$5.6
700-799	52.9	1.1	1.0	0.7	55.7
600-699	27.6	0.7	0.4	0.5	29.2
<600	4.2	—	0.1	0.1	4.4
No FICO Credit Scores	0.5	—	0.1	—	0.6

	$90.4	$2.0	$1.7	$1.4	$95.5

As of December 31, 2020
FICO Scores	Current	31-60	61-90	91-120	Total
>799	$8.0	$0.2	$—	$—	$8.2
700-799	56.7	1.1	0.6	0.5	58.9
600-699	33.6	1.1	0.9	0.3	35.9
<600	2.7	0.2	—	0.1	3.0
No FICO Credit Scores	1.6	0.1	0.1	—	1.8

	$102.6	$2.7	$1.6	$0.9	$107.8

Below is a summary of the credit quality by origination year of the Company’s Acquired Notes as of the dates presented below (in millions):

As of March 31, 2021
FICO Scores	2021	2020	2019	2018	2017 & Prior	Total
>799	$—	$0.2	$0.3	$—	$5.1	$5.6
700-799	—	1.5	4.7	6.4	43.1	55.7
600-699	0.1	1.4	2.3	1.8	23.6	29.2
<600	—	0.1	0.7	0.2	3.4	4.4
No FICO Credit Scores	—	—	0.2	—	0.4	0.6

	$0.1	$3.2	$8.2	$8.4	$75.6	$95.5

As of December 31, 2020
FICO Scores	2020	2019	2018	2017	2016 & Prior	Total
>799	$0.1	$0.8	$0.7	$1.2	$5.4	$8.2
700-799	1.6	4.0	5.7	8.9	38.7	58.9
600-699	0.7	2.0	2.3	4.8	26.1	35.9
<600	0.2	0.2	0.1	0.2	2.3	3.0
No FICO Credit Scores	0.1	—	0.1	0.1	1.5	1.8

	$2.7	$7.0	$8.9	$15.2	$74.0	$107.8

Acquired Notes receivable disclosed as originating subsequent to the Apollo Merger date represent sales upgrade transactions.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Note 5—Transactions with Related Parties

Apollo and Apollo Funds

In connection with the Apollo Merger, the Company entered into a management consulting agreement with Apollo and Reverence Capital Partners, L.P.(“Reverence”), relating to the provision of management consulting and advisory services to the Company. Under the terms of the agreement, the Company is required to pay to affiliates of Apollo and Reverence an annual fee equal to the greater of $5.0 million or 2% of Pro Forma Adjusted EBITDA (as defined in the indenture governing the First Lien Notes, or the “First Lien Notes Indenture”). See “Note 12—Borrowings” for additional detail on the First Lien Notes. The agreement has a term of eight years, with 12-month auto renewals on the eight and the ninth anniversaries of the Apollo Merger, and the maximum term of the agreement is 10 years. Fees incurred under the agreement were $1.3 million and $1.4 million for the three months ended March 31, 2021 and 2020, respectively, and are included in general and administrative expense. Amounts due under this agreement and included in due to related parties, net were $2.0 million and $0.7 million as of March 31, 2021 and December 31, 2020, respectively.

Due from Related Parties, Net and Due to Related Parties, Net

Amounts due from related parties consist primarily of transactions with VOAs or Collection Associations for which the Company acts as the management company. Due from related parties transactions include management fees and other charges related to the VOAs and Collections for the Company’s role as the management company according to a pre-determined schedule approved by the board of directors at each VOA and Collection Association.

Amounts due to related parties transactions include: (i) maintenance fees and assessments owed to the VOAs and Collection Associations for VOIs owned by the Company; (ii) amounts due to VOAs and Collection Associations under the inventory assignment and recovery agreements (“IRAAs”); (iii) cleaning fees owed to the VOAs for room stays paid by the Company’s customers or by a Club on behalf of a member where the frequency of the cleans exceeds those covered by the respective maintenance fees; and (iv) amounts due to Apollo and Reverence.

Amounts due from and due to the same related party are presented net on the balance sheet, if a right of offset exists within the agreement.

Due from related parties, net as of the dates presented below consisted of the following (in millions):

	March 31, 2021	December 31, 2020
Amounts due from VOAs and Collection Associations	$17.4	$42.1
Amounts due from other	—	—

Total due from related parties, net	$17.4	$42.1

Due to related parties, net as of the dates presented below consisted of the following (in millions):

	March 31, 2021	December 31, 2020
Amounts due to VOAs and Collection Associations	$228.3	$14.3
Amounts due to other	2.0	0.7

Total due to related parties, net	$230.3	$15.0

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Management Services

Included within the amounts reported as management and member services revenue are revenues from resort management services provided to the VOAs and the Collection Associations, which totaled $65.9 million and $70.0 million for the three months ended March 31, 2021 and 2020, respectively.

Note 6—Variable Interest Entities

The Company sells pools of qualifying Vacation Interests notes receivable to special purpose entities (“SPEs”), with qualification based on factors such as the credit strength of the VOI purchaser. The notes are securitized through SPEs, with such SPEs being legally separate entities from the Company. The activities of these SPEs are limited primarily to purchasing qualifying Vacation Interests notes receivable from the Company and issuing debt securities and/or borrowing under a debt facility to facilitate such purchases. The notes held by the SPEs are not available to creditors of the Company and are not legal assets of the Company, nor is the debt that is securitized through the SPEs a legal liability of the Company.

The Company has determined that it is the primary beneficiary of these SPEs, and consequently consolidates such entities. The Company does not recognize gains or losses resulting from these securitizations at the time of sale to the SPEs, and recognizes interest income over the contractual life of the securitized notes and services the securitized notes under negotiated servicing agreements.

The assets and liabilities of these consolidated SPEs as of the periods presented below consisted of the following (in millions):

	March 31, 2021	December 31, 2020
Securitization notes and Funding Facilities receivable, gross(a)	$610.6	$707.3
Securitized restricted cash(b)	36.9	39.5
Interest receivable on securitized notes receivable(c)	5.5	6.2

Total SPE assets(d)	653.0	753.0

Securitized term notes(e)	435.1	498.5
Funding Facilities	134.4	155.7
Other liabilities	3.0	3.0

Total SPE liabilities(e)	572.5	657.2

SPE assets in excess of SPE liabilities	$80.5	$95.8

(a)

This amount does not include the allowance for uncollectible Vacation Interests notes receivable, and is included in Vacation Interests notes receivable, net on the condensed consolidated balance sheets.

(b)	Included in cash in escrow and restricted cash on the condensed consolidated balance sheets.
(c)	Included in other receivables, net on the condensed consolidated balance sheets.
(d)

Excludes $2.7 million and $3.0 million of debt issuance costs included in prepaid and other assets in the condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020, respectively.

(e)

Excludes $10.2 million and $12.0 million of debt issuance costs included in securitization notes and Funding Facilities, net on the condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020, respectively.

Interest income and interest expense related to the Company’s securitized Vacation Interests notes receivable and securitized term notes and warehouse and conduit facilities (“Funding Facilities”) are recorded in consumer financing interest revenue and consumer financing interest expense, respectively, on the condensed consolidated statements of operations and comprehensive loss. The amounts were as follows for the periods presented below (in millions):

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

	Three Months Ended
	March 31, 2021	March 31, 2020
Interest income	$22.9	$24.4
Interest expense	$6.2	$7.8

Interest expense in the table above excludes amortization of original issue discount and debt issuance costs related to securitized debt of $2.4 million and $1.4 million for the three months ended March 31, 2021 and 2020, respectively. See “Note 4—Vacation Interests Notes Receivable and Allowance” and “Note 12—Borrowings” for additional details.

Note 7—Unsold Vacation Interests

Unsold Vacation Interests as of the dates presented below consisted of the following (in millions):

	March 31, 2021	December 31, 2020
Completed unsold Vacation Interests	$558.0	$574.7
Undeveloped land	68.9	68.9
Vacation Interests construction in progress	7.0	6.7

Unsold Vacation Interests	$633.9	$650.3

The Company recognized $7.6 million in adjustments to Vacation Interests cost of sales resulting from current-period changes in estimates under the relative sales value method, which resulted in a decrease to the carrying value of unsold Vacation Interests as of March 31, 2021.

The Company benefited from $18.7 million in adjustments to Vacation Interests cost of sales resulting from changes in estimates under the relative sales value method, which resulted in an increase to the carrying value of unsold Vacation Interests as of December 31, 2020.

Note 8—Property and Equipment, Net

Property and equipment, net as of the dates presented below consisted of the following (in millions):

	March 31, 2021	December 31, 2020
Land and improvements	$105.5	$105.6
Buildings and leasehold improvements	237.6	236.9
Computer software	73.2	68.0
Furniture and equipment	25.3	25.1
Computer equipment	23.4	21.8
Construction in progress	21.4	25.3

Property and equipment, gross	486.4	482.7
Less accumulated depreciation	(131.2)	(122.5)

Property and equipment, net	$355.2	$360.2

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Depreciation expense related to property and equipment was $8.7 million and $8.3 million for the three months ended March 31, 2021 and 2020, respectively.

Note 9—Goodwill

The carrying amounts of goodwill by reportable segment are as follows (in millions):

	Hospitality and Management Services	Vacation Interests Sales and Financing(a)	Total Company
Balance as of December 31, 2020	$881.6	$—	$881.6
Impact of currency translation adjustment	—	—	—

Balance as of March 31, 2021	$881.6	$—	$881.6

(a)	Accumulated goodwill impairment was $103.4 million for all periods presented.

As a result of global economic uncertainty and the closure of most of the Company’s resorts and sales centers due to COVID-19, the Company tested goodwill recorded on its North America Vacation Interests sales and financing (“NA VISF”) reporting unit for impairment by comparing the fair value of the NA VISF reporting unit to its carrying value, including goodwill as of March 31, 2020.

The fair value of the NA VISF reporting unit was determined using a combination of both an income approach, based on the present value of discounted cash flows, and a market approach. Due to current market volatility and lack of reliable market data, the Company determined that the income approach provided a more reliable estimate of the fair value of the NA VISF reporting unit. As a result of this analysis, the Company recognized a full impairment charge totaling $103.4 million in its Vacation Interests sales and financing reportable segment for the three months ended March 31, 2020, which resulted in tax benefit of $3.3 million.

The Company’s estimate of fair value of the NA VISF reporting unit was performed using Level 3 inputs utilizing estimated future cash flows discounted at rates commensurate with the capital and cost of capital of comparable market participants. The income approach requires several assumptions including those regarding future revenue growth, EBITDA (earnings before interest, taxes, depreciation and amortization) margins, and capital expenditures, which are the basis for information used in the discounted cash flow model. The weighted-average cost of capital used in the income approach ranged from 12.5% to 13.0%, with a terminal revenue growth rate of 3.0%.

There were no impairments of goodwill for the three months ended March 31, 2021.

Note 10—Other Intangible Assets

Other intangible assets, net consisted of the following as of March 31, 2021 ($ in millions):

	Asset Lives	Gross Carrying Cost	Accumulated Amortization	Net Book Value
Management contracts	14 to 27	$994.8	$(167.9)	$826.9
Member relationships and the Clubs	5 to 8	234.5	(164.7)	69.8
Trade names and other intangible assets	6 to 20	148.9	(53.5)	95.4

Total other intangible assets		$1,378.2	$(386.1)	$992.1

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Other intangible assets, net consisted of the following as of December 31, 2020 ($ in millions):

	Asset Lives	Gross Carrying Cost	Accumulated Amortization	Net Book Value
Management contracts	14 to 27	$994.5	$(158.6)	$835.9
Member relationships and the Clubs	5 to 8	234.5	(155.7)	78.8
Trade names and other intangible assets	6 to 20	148.9	(50.5)	98.4

Total other intangible assets		$1,377.9	$(364.8)	$1,013.1

Amortization expense for other intangible assets was $21.1 million for each of the three months ended March 31, 2021 and 2020.

The following reflects the estimated future aggregate amortization expense for intangible assets for the following years as of March 31, 2021 (in millions):

2021	$63.3
2022	70.2
2023	54.6
2024	51.7
2025	46.2
2026	44.4
2027 and thereafter	661.7

Total	$992.1

Note 11—Deferred Revenues

Deferred revenues as of the dates presented below consisted of the following (in millions):

	March 31, 2021	December 31, 2020
Deferred sales incentives revenue	$92.1	$93.0
Deferred membership services revenue	35.8	16.1
Deferred VOI sales revenue	12.1	9.9
Deferred management fee revenue	27.0	9.3
Deferred maintenance fee revenue	33.0	8.4
Accrued guest deposits	2.6	2.0
Other	8.2	7.7

Total deferred revenues	$210.8	$146.4

The following table presents changes in deferred revenues for the periods presented below (in millions):

	March 31, 2021	March 31, 2020
Balance, beginning of year	$146.4	$158.2
Additional deferrals	109.0	116.3
Amounts recognized in revenue	(44.5)	(60.5)
Impacts of foreign currency translation	(0.1)	(0.5)

Balance, end of period	$210.8	$213.5

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Note 12—Borrowings

The Company’s indebtedness consisted of the following as of the dates presented below ($ in millions):

	March 31, 2021						December 31, 2020
	Principal Balance	Stated or Weighted Average Interest Rate	Maturity	Gross Amount of Vacation Interests Notes Receivable as Collateral	Borrowing/ Funding Availability		Principal Balance
Senior Facilities	$862.8	4.80%	9/2/2023(4)	$—	$92.0		$865.0
Original issue discount and debt issuance costs related to Senior Facilities	(24.7)			—	—		(26.9)
First Lien Notes	500.0	7.75%	9/1/2023	—	—		500.0
Senior Notes	591.0	10.75%	9/1/2024	—	—		591.0
Original issue discount and debt issuance costs related to First Lien Notes and Senior Notes	(27.5)			—	—		(29.4)
Notes payable-insurance policies and other	26.1	3.0%	Various	—	—		6.7

Total Corporate Indebtedness, net	1,927.7			—	92.0		1,906.4

Quorum Facility	0.9	4.0%	Various	3.5	—		1.2
Diamond Resorts Owner Trust 2016-1	—	—%	11/20/2028	—	—		19.5
Diamond Resorts Owner Trust 2017-1	58.2	3.5%	10/22/2029	60.8	—		62.9
Diamond Resorts Owner Trust 2018-1	136.4	4.1%	1/21/2031	141.8	—		147.8
Diamond Resorts Owner Trust 2019-1	227.3	3.3%	2/20/2032	225.4	—		251.8
Premium Yield Facility	13.2	4.8%	3/20/2031	21.6	—		16.5
Funding Facilities	133.5	2.7%	Various	157.5	541.5		154.5
Original issue discount and debt issuance costs related to Securitization notes	(10.2)			—	—		(12.0)

Securitization notes and Funding Facilities, net(1)	559.3		Various	610.6	541.5	(2)	642.2

Total(3)	$2,487.0			$610.6	$633.5		$2,548.6

(1)	Non-recourse indebtedness.
(2)

Borrowing / funding availability is calculated as the difference between the maximum commitment amount and the outstanding principal balance; however, the actual availability is dependent on the amount of eligible VOI notes receivable that serve as the collateral for such borrowings.

(3)	Excludes debt issuance costs associated with Funding Facilities and the Revolving Credit Facility which are included in prepaid expenses and other assets in the condensed consolidated balance sheet.
(4)	The Revolving Credit Facility has a maturity date of June 2, 2023.

See “Note 16—Borrowings” in the Company’s 2020 Annual Report for additional details related to the Company’s borrowings, in addition to the following information.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Senior Facilities

The Senior Facilities provides for a $100.0 million revolving credit facility which matures on June 2, 2023. As of March 31, 2021, $8.0 million was committed to outstanding letters of credit. After consideration of the letter of credit commitments, $92.0 million of additional borrowing capacity is available as of March 31, 2021. To manage exposure to interest rate increases on variable rate debt, the Company enters into interest rate swap contracts. Refer to “Note 16—Fair Value Measurements” for additional information.

First Lien Notes

On August 31, 2016, Dakota Merger Sub completed the offering of the $500.0 million first-priority senior secured notes due September 1, 2023 (the “First Lien Notes”). On September 2, 2016, upon the completion of the Apollo Merger, DRII continued its existence as the issuer of the First Lien Notes and the proceeds of the First Lien Notes were released from escrow to fund the Apollo Merger and to pay related fees and expenses.

DRII may redeem the First Lien Notes at its option, in whole at any time or in part from time to time, at the redemption prices set forth in the indenture governing the First Lien Notes. DRII’s obligations under the First Lien Notes and the First Lien Notes Indenture are guaranteed, jointly and severally, on a senior secured first-priority basis, by each of DRII’s present and future direct and indirect wholly-owned material domestic subsidiaries that guarantee its Senior Facilities. The First Lien Notes and the related guarantees are secured by first-priority security interests in the collateral owned by DRII and the subsidiary guarantors that also secure the Senior Facilities, subject to certain permitted liens and exceptions as further described in the First Lien Notes Indenture and the related security documents.

Senior Notes

On August 31, 2016, Dakota Merger Sub completed the offering of the $600.0 million senior notes due on September 1, 2024 (the “Senior Notes”). On September 2, 2016, upon the completion of the Apollo Merger, DRII continued its existence as the issuer of the Senior Notes and the proceeds of the Senior Notes were released from escrow to fund the Apollo Merger and to pay related fees and expenses.

DRII may redeem the Senior Notes at its option, in whole at any time or in part from time to time, at the redemption prices set forth in the indenture governing the Senior Notes (the “Senior Notes Indenture”). DRII’s obligations under the Senior Notes and the Senior Notes Indenture are guaranteed, jointly and severally, on a senior unsecured basis, by each of DRII’s present and future direct or indirect wholly-owned material domestic subsidiaries that guarantee its Senior Facilities.

On December 19, 2018, DRII entered into an agreement with an agent to execute the repurchase of Senior Notes through open market purchases (the “Bond Repurchase Plan”). The Company repurchased an aggregate principal amount of $9.0 million of the Senior Notes. The Bond Repurchase Plan expired on June 15, 2019.

Securitization notes and Funding Facilities, net

As discussed in “Note 6—Variable Interest Entities,” the Company issues debt through the securitization of Vacation Interests notes receivable and enters into Funding Facilities, which are issued through SPEs. As of March 31, 2021, the Company’s securitized debt of $569.5 million, excluding debt issuance costs, was collateralized by $610.6 million of underlying gross Vacation Interests notes receivable and related assets.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

DROT 2021-1

On April 20, 2021, we completed a securitization transaction involving the issuance of $319.2 million of securities (the DROT 2021-1 Notes”). The DROT 2021-1 Notes consists of four tranches of Vacation Interest notes receivable that include $134.1 million of Class A tranche notes, $83.2 million of Class B tranche notes, $65.4 million of Class C tranche notes and $36.5 million of Class D tranche notes. The interest rates for the Class A tranche notes, the Class B tranche notes, the Class C tranche notes and the Class D tranche notes are 1.51%, 2.05%, 2.70% and 3.83% respectively. The overall weighted average interest rate of the DROT 2021-1 Notes is 2.0%.

The proceeds of the DROT 2021-1 Notes were used to repay $134.1 million aggregate principal amounts outstanding under certain Funding Facilities. The DROT 2021-1 Notes allow for a prefunding amount of $79.8 million which is available to draw subject to eligible Vacation Interests notes receivable requirements as outlined in the DROT 2020-1 indenture. The remaining proceeds were used to fund reserve accounts and pay costs associated with the transaction with the remaining cash transferred to us for general corporate purpose.

Funding Facilities

The Company enters into Funding Facilities, which are issued through SPEs (see “Note 6—Variable Interest Entities”). The Company’s Funding Facilities bear a variable interest rate plus a margin and are subject to non-use fees. Borrowing under the Funding Facilities are non-recourse to the Company (other than the applicable wholly-owned special purpose borrower) and contain financial covenants consistent with the Company’s other existing facilities of this type and customary default provisions.

The table below summarizes key terms for each of the Funding Facilities as of March 31, 2021 (in millions):

	Maximum Commitment	Stated Maturity	Loan Advance Period	Amortization Period
Credit Suisse Conduit Facility	$200.0	08/24/2023	24 months	12 months
Capital One Conduit Facility	$150.0	09/30/2024	24 months	24 months
Deutsche Bank Conduit Facility	$200.0	11/18/2023	36 months	12 months
Natixis Conduit Facility	$125.0	03/22/2023	24 months	24 months

Additional usage of the capacity of the Company’s Funding Facilities is subject to the Company’s ability to provide additional Vacation Interests notes receivable.

Original Issue Discount and Debt Issuance Costs

Amortization of original issue discount and debt issuance costs included in interest expense consisted of the following for the periods presented below (in millions):

	Three Months Ended
	March 31, 2021	March 31, 2020
Amortization of capitalized financing costs and original issue discounts	$6.8	$5.5

Covenant Restrictions and Limitations

The Company’s Senior Facilities, the First Lien Notes, the Senior Notes, securitization notes and Funding Facilities all contain various restrictions and limitations that may affect the Company’s business and affairs.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

These include, but are not limited to, restrictions and limitations relating to its ability and the ability of its subsidiaries to incur indebtedness and other obligations, to make investments and acquisitions, to pay dividends and to repurchase shares of the Company’s common stock. The Company’s Revolving Credit Facility includes a springing financial maintenance covenant that requires that the Company’s net first lien leverage ratio (the ratio of consolidated net debt secured by first-priority liens on the collateral to last twelve months’ Pro Forma Adjusted EBITDA, as defined in the Senior Facilities) not exceed 3.75 to 1.00. The covenant is only required to be tested on a quarterly basis when the Revolving Credit Facility is more than 30% drawn (excluding up to $15.0 million of outstanding letters of credit) and will be a condition to drawings under the Revolving Credit Facility that would result in more than 30% drawn thereunder. The failure of the Company to comply with any of these provisions, or to pay its obligations, could result in foreclosure by the lenders of their security interests in the Company’s assets, and could otherwise have a material adverse effect on the Company. As of March 31, 2021, the Company was in compliance with all financial covenants.

Note 13—Leases

The Company’s right-of-use assets and lease liabilities as of the dates presented below are as follows (in millions):

Leases	Classification	March 31, 2021	December 31, 2020
Right-of-use assets:
Operating	Prepaid expenses and other assets	$19.1	$21.3
Finance	Property and equipment, net(a)	0.7	0.7

Total right-of-use assets		$19.8	$22.0

Lease liabilities:
Operating	Accrued liabilities	$20.6	$23.0
Finance	Corporate indebtedness, net	0.6	0.7

Total lease liabilities		$21.2	$23.7

(a)	Finance lease assets are recorded net of accumulated depreciation of $1.0 million as of both March 31, 2021, and December 31, 2020.

Lease costs for the periods presented below consisted of the following (in millions):

	Classification	Three Months Ended
Lease Costs		March 31, 2021	March 31, 2020
Operating lease costs	Advertising, sales and marketing(a)	$1.2	$1.6
Operating lease costs	General and administrative(b)	1.7	1.7

Total operating lease costs(c)		$2.9	$3.3

(a)

Amounts include variable lease costs of $0.2 million and $0.3 million for the three months ended March 31, 2021 and 2020, respectively, and short term lease costs of $0.1 million for each of the three months ended March 31, 2021 and 2020.

(b)	Amounts include variable lease costs of $0.0 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively.
(c)	Finance lease costs were not material for the three months ended March 31, 2021 and 2020.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Future minimum lease payments for the dates presented below were as follows (in millions):

Due in the twelve months ending March 31:	Operating Leases	Finance Leases
2022	$7.1	$0.4
2023	6.8	0.2
2024	5.4	—
2025	1.8	—
2026	0.8	—
2027 and thereafter	—	—

Total future minimum lease payments as of March 31, 2021	21.9	0.6

Less: Interest	(1.3)	—

Present value of lease liabilities as of March 31, 2021	$20.6	$0.6

Future minimum lease payments for the dates presented below were as follows (in millions):

Due in the twelve months ending December 31:	Operating Leases	Finance Leases
2021	$8.0	$0.4
2022	6.9	0.2
2023	6.6	0.1
2024	1.8	—
2025	1.2	—
2026 and thereafter	—	—

Total future minimum lease payments as of December 31, 2020	24.5	0.7

Less: Interest	(1.5)	—

Present value of lease liabilities as of December 31, 2020	$23.0	$0.7

The Company’s weighted-average remaining lease term and weighted-average discount rates as of the dates presented below are as follows:

	March 31, 2021	March 31, 2020
Weighted- average remaining lease term (years)
Operating leases	3.3	3.6
Finance leases	2.0	2.9

Weighted-average discount rate
Operating leases	3.8%	4.0%
Finance leases	4.1%	4.1%

The following represents other information related to leases for the dates presented below (in millions):

	Three Months Ended
	March 31, 2021	March 31, 2020
Operating cash outflows related to operating leases	$2.2	$2.6
Lease assets obtained in exchange for new operating lease liabilities	—	0.1

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

Cash flows related to finance leases and lease assets obtained in exchange for new finance lease liabilities were not material for the three months ended March 31, 2021 and 2020.

Note 14—Income Taxes

Income tax (benefit) expense consisted of the following for the periods presented (in millions, except effective tax rate):

	Three Months Ended
	March 31, 2021	March 31, 2020
Federal and state income tax benefit	$(7.3)	$(28.4)
Foreign income tax provision	0.3	1.4

Benefit for income taxes	$(7.0)	$(27.0)

Effective tax rate	13.5%	12.7%

The Company’s effective income tax rate of 13.5% for the three months ended March 31, 2021, differed from the statutory tax rate primarily due to the effect of certain foreign income and losses includible in U.S. taxable income, the impact of valuation allowances applied to certain foreign losses and permanent book-tax differences.

The Company has considered the income tax accounting and disclosure implications of the relief provided by the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act enacted on March 27, 2020. The effect of tax law changes is generally required to be recognized in the interim period in which the legislation is enacted and reflected in the computation of the annual effective tax rate, depending on the nature of the change. As of March 31, 2021, the Company evaluated the income tax provisions of the CARES Act and has determined there to be an immaterial effect on the March 31, 2021 computation of the effective income tax rate for the year. The Company will continue to evaluate the income tax provisions of the CARES Act and monitor the developments in the jurisdictions where it has significant operations for tax law changes that could have income tax accounting and disclosure implications.

Note 15—Commitments and Contingencies

Contractual Obligations

The Company has entered into various contractual obligations primarily related to sales center remodeling, property amenity improvement and corporate office expansion projects. The total remaining commitment was $3.8 million as of March 31, 2021.

Hurricane Irma

In September 2017, Hurricane Irma, a Category 5 hurricane, inflicted widespread damage to St. Maarten in the Caribbean, where two resorts in the Company’s resort network are located. The hurricane adversely impacted the Company’s resort operations and caused significant damage to certain of the resorts; however, the Company’s managed resorts are covered by all-risk property insurance policies, as well as coverage for business interruption, with reasonable market deductibles. The resorts located in St. Maarten reopened in January 2021 and the closure did not have a material negative financial impact to the Company.

Acquisition-related Contingencies

In connection with an acquisition prior to the Apollo Merger, the Company entered into agreements pursuant to which the Company is required to purchase certain seller-retained Vacation Interests notes receivable

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

in exchange for the right to recover the underlying VOIs (the “Default Recovery Agreements”). Amounts due under the Default Recovery Agreements and included in accrued liabilities were $3.5 million and $3.8 million as of March 31, 2021 and December 31, 2020, respectively.

Litigation Contingencies

From time to time, the Company is subject to certain legal proceedings and claims in the ordinary course of business. The Company evaluates these legal proceedings and claims at each balance sheet date to determine the degree of probability of an unfavorable outcome and, when it is probable that a liability has been incurred, the Company’s ability to make a reasonable estimate of loss. The Company records a contingent litigation liability when it determines that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company has accrued liabilities of $8.7 million and $8.2 million for all legal matters that were contingencies as of March 31, 2021 and December 31, 2020, respectively. For those legal contingencies as to which a loss is reasonably possible and for which the Company is able to estimate a range of possible loss, the current estimated range is up to approximately $8.4 million in excess of recorded accruals.

While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm the Company’s financial condition, cash flows, or materially adversely affect overall trends in the Company’s results of operations, legal proceedings are inherently uncertain and unfavorable rulings could, individually or in aggregate, have a material adverse effect on the Company’s business, financial condition or results of operations.

Note 16—Fair Value Measurements

Financial assets and liabilities carried at fair value (the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date) are classified and disclosed in one of the following three categories:

•	Level 1: Quoted prices for identical instruments in active markets.

•

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable.

•	Level 3: Unobservable inputs used when little or no market data is available.

The carrying values and estimated fair values of the Company’s financial instruments as of March 31, 2021 were as follows (in millions):

	Carrying Value	Total Estimated Fair Value	Estimated Fair Value (Level 2)	Estimated Fair Value (Level 3)
Assets:
Vacation Interests notes receivable, net	$594.4	$594.4	$—	$594.4
Liabilities:
Corporate indebtedness, net(a)	$1,927.7	$2,045.5	$2,045.5	$—
Securitization notes and Funding Facilities, net(a)	$559.3	$550.7	$419.0	$131.7
Interest rate swap contract	$5.3	$5.3	$—	$5.3

(a)	The carrying value is net of related debt issuance costs.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2020 were as follows (in millions):

	Carrying Value	Total Estimated Fair Value	Estimated Fair Value (Level 2)	Estimated Fair Value (Level 3)
Assets:
Vacation Interests notes receivable, net	$609.5	$609.5	$—	$609.5
Liabilities:
Corporate indebtedness, net(a)	$1,906.4	$1,953.1	$1,953.1	$—
Securitization notes and Funding Facilities, net(a)	$642.2	$634.9	$471.8	$163.1
Interest rate swap contract	$6.3	$6.3	$—	$6.3

(a)	The carrying value is net of related debt issuance costs.

The tables above exclude cash and cash equivalents and cash in escrow and restricted cash, which had fair values approximating their carrying amounts due to the short maturities and liquidity of these items.

Level 3

The Company believes that the carrying value of Vacation Interests notes receivable, net approximated its fair value at March 31, 2021 and December 31, 2020, because the allowance for losses adjusts the carrying value of Vacation Interests notes receivable to management’s best estimate of collectability. See “Note 4—Vacation Interests Notes Receivable and Allowance” for additional details related to the Company’s allowance for loan losses.

The fair value of borrowings under the Funding Facilities as of March 31, 2021 and December 31, 2020 was determined based on an internal analysis performed by the Company utilizing a discounted cash flow model.

The Company enters into interest rate swap contracts to manage exposure to interest rate increases on variable rate debt. On August 23, 2019, the Company entered into an interest rate swap contract with a notional value of $300.0 million which provides that the Company pay interest at a fixed rate of 1.323% and receive interest at the one-month LIBOR rate. The interest rate swap expires in September 2022. The Company has not designated the interest rate swap as a hedging instrument pursuant to ASC 815—Derivatives and Hedging; therefore, gains and losses associated with changes in the fair value of the interest rate swap are recognized in corporate indebtedness interest expense as they occur.

The Company recognized a gain of $0.1 million in the three months ended March 31, 2021, which includes net cash payments of $0.9 million. The fair value of interest rate swap contracts was $5.3 million and $6.3 million and is recognized in accrued liabilities on the condensed consolidated balance sheet as of March 31, 2021 and December 31, 2020, respectively. The Company estimates the fair value of interest rate swap contracts based on valuation reports provided by the counterparty. The inputs used to measure the fair value of interest rate swap contracts are categorized as Level 3 in the fair value hierarchy based on the credit risk data used for the valuations, which were not directly observable and could not be corroborated by observable market data.

Level 2

The fair value of the borrowings under the Senior Facilities, the First Lien Notes, the Senior Notes, and the securitization notes as of March 31, 2021 and December 31, 2020 was determined using quoted prices for identical instruments in markets that are not active.

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

The fair value of notes payable, which are included in corporate indebtedness, net, was not calculated because they were either due within one year or were immaterial.

Note 17—Stock-Based Compensation

The Company provides stock-based compensation to certain employees or directors of, or consultants to, the Company and its subsidiaries under its equity incentive plan in the form of stock options. Options awarded to certain non-employee directors vest in full on the first anniversary of the grant date, while one-third of the options awarded to employees and certain other non-employee directors generally vest and become exercisable in equal annual installments over a five-year period, subject to accelerated vesting upon a “change in control” and a grantee’s continued service on the applicable vesting date (“Tranche A Service-Based Grants”). The remaining two-thirds of the options awarded to employees and such other non-employee directors generally vest and become exercisable upon a “change in control,” provided that certain targeted levels of performance have been achieved (“Tranche B Performance-Based Grants”).

On September 25, 2020, the Company granted 0.7 million restricted stock units (“RSUs”) and 2.2 million stock options (“2020 Options”) to certain employees under its equity incentive plan. The 2020 RSUs have a weighted average fair value of $11.91 per share and vested in full on the grant date. The 2020 Options have a maximum contractual term of 10 years, vest in equal annual installments over a three-year period and are subject to accelerated vesting upon a “change in control” and a grantee’s continued service on the applicable vesting date.

In the first quarter of 2021, the Company issued 0.7 million shares of common stock, net of shares withheld for taxes, to settle the 2020 RSUs granted in September 2020.

Stock-based Compensation Expense

The following table summarizes the Company’s stock-based compensation expense related to the Tranche A Service-Based Grants included in general and administrative expense for the periods presented below (in millions):

	Three Months Ended
	March 31, 2021	March 31, 2020
Stock-based compensation	$1.8	$0.6

Note 18—Segment Reporting

Business Segment

The Company presents its results of operations in two reportable segments: (i) Vacation Interests sales and financing, which includes operations relating to the marketing and sales of Vacation Interests, as well as the consumer financing activities related to such sales and (ii) hospitality and management services, which includes operations related to the management of resort properties and the Diamond Collections, operation of the Clubs, food and beverage venues owned and managed by the Company and the provision of other services. While certain line items reflected on the condensed consolidated statements of operations and comprehensive income (loss) fall completely into one of these reportable segments, other line items relate to revenues or expenses which are applicable to both segments; specifically, other revenue and loan portfolio expense, which are allocated to the appropriate segment based on the nature of the underlying transactions. Certain expense items (principally corporate interest expense, depreciation and amortization and provision for income taxes) are not, in

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

management’s view, allocable to either of these reportable segments, as they apply to the entire Company. In addition, general and administrative expenses are not allocated to either of these reportable segments because, historically, management has not allocated these expenses for purposes of evaluating the performance of the Company’s different operational divisions. Accordingly, these expenses are presented under corporate and other. The Company utilizes revenues and income (loss) before income taxes to assess the performance of its reportable segments.

Management believes that it is impracticable to allocate specific assets and liabilities related to each business segment. In addition, management does not review balance sheets by business segment as part of their evaluation of operating segment performance. Consequently, no balance sheet segment reports have been presented.

The following tables present revenues, loss before benefit for income taxes, interest revenue/income and interest expense for the Company’s reportable segments for the periods presented below (in millions):

	Three Months Ended
	March 31, 2021	March 31, 2020
Revenues:
Vacation Interests sales and financing	$139.2	$128.9
Hospitality and management services	102.3	111.0

Total revenues	$241.5	$239.9

Loss before benefit for income taxes:
Vacation Interests sales and financing	$8.2	$(147.2)
Hospitality and management services	56.4	54.2
Corporate and other	(116.6)	(120.1)

Loss before benefit for income taxes	$(52.0)	$(213.1)

Interest revenue/income:
Vacation Interests sales and financing	$25.6	$27.9
Corporate and other	0.2	0.9

Total interest revenue/income	$25.8	$28.8

Interest expense:
Vacation Interests sales and financing	$8.6	$9.2
Corporate and other	40.3	51.1

Total interest expense	$48.9	$60.3

Note 19—Subsequent Events

The Company evaluated subsequent events through April 29, 2021, which is the date the financial statements were available to be issued.

On April 20, 2021, we completed a securitization transaction involving the issuance of $319.2 million of securities (the DROT 2021-1 Notes”). The DROT 2021-1 Notes consists of four tranches of Vacation Interest notes receivable that include $134.1 million of Class A tranche notes, $83.2 million of Class B tranche notes, $65.4 million of Class C tranche notes and $36.5 million of Class D tranche notes. The interest rates for the Class A tranche notes, the Class B tranche notes, the Class C tranche notes and the Class D tranche notes are

DAKOTA HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—Continued

1.51%, 2.05%, 2.70% and 3.83% respectively. The overall weighted average interest rate of the DROT 2021-1 Notes is 2.0%.

The proceeds of the DROT 2021-1 Notes were used to repay $134.1 million aggregate principal amounts outstanding under certain Funding Facilities. The DROT 2021-1 Notes allow for a prefunding amount of $79.8 million which is available to draw subject to eligible Vacation Interests notes receivable requirements as outlined in the DROT 2020-1 indenture. The remaining proceeds were used to fund reserve accounts and pay costs associated with the transaction with the remaining cash transferred to us for general corporate purpose.